Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

MISONIX, INC.,

NEW MISONIX, INC.,

MOTOR REINCORP. SUB ONE, INC.,

SURGE SUB TWO, LLC,

SOLSYS MEDICAL, LLC,

and

GREG MADDEN, solely in his capacity as the Representative

Dated as of May 2, 2019

TABLE OF CONTENTS
(continued)

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TABLE OF CONTENTS
(continued)

Exhibits

Exhibit A-1	Form of Surge Support Agreement

Exhibit A-2	Form of Motor Support Agreement

Exhibit B	Form of Lock-Up Agreement

Exhibit C	Form of Non-Compete Agreement

Exhibit D	Surviving Surge Operating Agreement

Exhibit E	Form of Surge Unitholder Written Consent

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of May 2, 2019 (this “Agreement”), is entered into by and among Misonix, Inc., a New York corporation (“Motor”), New Misonix, Inc., a New York corporation and a direct, wholly owned Subsidiary of Motor (“ParentCo”), Motor Reincorp. Sub One, Inc., a New York corporation and a direct, wholly owned Subsidiary of ParentCo (“Merger Sub One”), Surge Sub Two, LLC, a Delaware limited liability company and a direct, wholly owned Subsidiary of ParentCo (“Merger Sub Two”, and together with Merger Sub One, the “Merger Subs”), Solsys Medical, LLC, a Delaware limited liability company (“Surge”) and, solely in its capacity as the representative for Surge Equityholders, Greg Madden, an individual resident of the State of Massachusetts (the “Representative”). Motor, ParentCo, the Merger Subs, Surge and the Representative are referred to herein individually as a “Party” and collectively as the “Parties”. All capitalized terms used in this Agreement will have the meanings assigned to such terms in Section 8.3 or as otherwise defined elsewhere in this Agreement.

RECITALS

WHEREAS, as an initial step in the transactions contemplated by this Agreement and prior to the Combination Merger described below, Motor wishes to effectuate a transaction pursuant to which each outstanding share of common stock, par value $0.01 per share, of Motor (the “Motor Common Stock”) will be exchanged for one share of common stock, without par value, of ParentCo (the “ParentCo Common Stock”), by means of a merger of Merger Sub One with and into Motor (the “Reincorporation Merger”), on the terms and subject to the conditions set forth in this Agreement, with Motor being the surviving company in the Reincorporation Merger (sometimes referred to herein as “Surviving Motor”), pursuant to which Surviving Motor will become a wholly owned Subsidiary of ParentCo;

WHEREAS, immediately following the Reincorporation Merger, ParentCo and Surge wish to effect a strategic business combination transaction by means of a merger of Merger Sub Two with and into Surge (the “Combination Merger”, and together with the Reincorporation Merger, the “Mergers”), on the terms and subject to the conditions set forth in this Agreement, with Surge being the surviving company in the Combination Merger (sometimes referred to herein as “Surviving Surge”), pursuant to which Surviving Surge will become a wholly owned Subsidiary of ParentCo and sister company to Surviving Motor and each outstanding Surge Unit will be converted into the right to receive a number of shares of ParentCo Common Stock determined as set forth herein;

WHEREAS, on April 30, 2019, Surge and SWK Funding LLC, a Delaware limited liability company (as Agent and Lender thereunder) (“SWK Funding”), entered into a Fifth Amendment to Credit Agreement, which amends that certain Credit Agreement dated as of June 1, 2015 between Surge and SWK Funding (as so amended, the “Surge Credit Agreement”), which, subject to the terms and conditions set forth therein, increases Surge’s borrowing capacity under the Surge Credit Agreement by $5,000,000;

WHEREAS, on or prior to the date hereof, Motor, Surge and ParentCo have received a binding commitment letter from SWK Funding, executed on its behalf by its sole manager, SWK Holdings Corporation (the “SWK Commitment Letter”) which provides, upon the satisfaction of the terms and conditions set forth therein, including the completion of the Combination Merger, for the further amendment of the Surge Credit Agreement in substantially the form attached to the SWK Commitment Letter (the “Amended Surge Credit Agreement”) to, among other things, further increase the borrowing capacity of ParentCo, Motor and Surge under the Surge Credit Agreement by an additional $5,000,0000, modify the interest rate payable thereunder, and amend certain other covenants and terms thereof;

WHEREAS, the board of directors of Motor (the “Motor Board”) has adopted resolutions (a) determining that this Agreement, the Reincorporation Merger, the Combination Merger, and the issuances of shares of ParentCo Common Stock pursuant to the Reincorporation Merger and the Combination Merger (the “ParentCo Stock Issuances”) and the other transactions contemplated by this Agreement (including the Mergers) and the Ancillary Documents (collectively, the “Transactions”), are advisable, fair to, and in the best interests of, Motor and the Motor Shareholders, (b) approving and adopting this Agreement and the Transactions, and (c) subject to the terms and conditions of this Agreement, recommending that the Motor Shareholders approve and adopt the ParentCo Stock Issuances, this Agreement and the Reincorporation Merger;

WHEREAS, the board of directors of ParentCo (the “ParentCo Board”) has adopted resolutions (a) determining that this Agreement and the Transactions, are advisable, fair to, and in the best interests of, Motor as its sole shareholder, (b) approving and adopting this Agreement, the ParentCo Stock Issuances and the Transactions, and (c) subject to the terms and conditions of this Agreement, recommending that Motor as its sole shareholder approve and adopt this Agreement, the ParentCo Stock Issuances and the Transactions;

WHEREAS, the Board of Managers (as defined in the Surge Operating Agreement) (the “Surge Board”) has unanimously adopted resolutions (a) providing its prior approval of the transfer (if any) of Surge Units and/or Equity Interests of Surge contemplated by this Agreement and (b) approving this Agreement, the execution and delivery of this Agreement and, subject to receipt of the Requisite Surge Unitholder Approval, the consummation of the Combination Merger and the other Transactions to which Surge is a party and the performance of Surge’s obligations under this Agreement;

WHEREAS, the respective boards of directors or equivalent governing body of each of the Merger Subs have, upon the terms and subject to the conditions set forth herein, (a) determined that this Agreement and the Transactions to which they are a party, are advisable, fair to and in the best interests of the applicable Merger Sub and its equityholders, (b) approved and declared advisable this Agreement and approved the consummation of the Transactions to which they are a party, including the Mergers in accordance with the requirements of the NYBCL or the DLLCA, as applicable, and (c) recommended the adoption of this Agreement by ParentCo as the sole equityholder of each of the Merger Subs;

WHEREAS, as a condition to Motor’s willingness to enter into this Agreement, simultaneous with the execution and delivery of this Agreement, (a) Motor and the Surge Unitholders listed on Schedule A are entering into a support agreement in the form attached hereto as Exhibit A-1 (the “Surge Support Agreement”) pursuant to which such Surge Unitholders have agreed to, among other things and subject to the terms of the Surge Support Agreement, vote or consent to the approval of this Agreement, the consummation of the Combination Merger and the other Transactions to which Surge is a party as well as purchase their respective pro rata portion of the Surge Capitalization Infusion and (b) ParentCo and the Surge Unitholders listed on Schedule B are entering into the Lock-Up Agreement in the form attached hereto as Exhibit B (the “Lock-Up Agreement”);

WHEREAS, as a condition to Surge’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, (a) the Motor Shareholders listed on Schedule C are entering into a support agreement, in the form attached hereto as Exhibit A-2 (the “Motor Support Agreement”), pursuant to which such Motor Shareholders have agreed to, among other things, and subject to the terms and conditions of the Motor Support Agreement, vote in favor of the ParentCo Stock Issuances and adoption of this Agreement and the Reincorporation Merger;

WHEREAS, concurrently with the execution of this Agreement, ParentCo and certain Persons listed on Schedule D are entering into employment agreements that will become effective upon the consummation of the Combination Merger (collectively, the “Employment Agreements”);

WHEREAS, concurrently with the execution of this Agreement, the Persons listed on Schedule E are entering into non-competition agreements in the form attached hereto as Exhibit C that will become effective upon the consummation of the Combination Merger (collectively, the “Non-Compete Agreements”);

WHEREAS, for U.S. federal income tax purposes, each of the Parties intend that (a) the Reincorporation Merger shall qualify as a transaction described in Section 351, Section 368(a)(1)(A) and Section 368(a)(2)(E) of the Code, and (b) the Combination Merger shall be treated as part of an integrated transaction with the Reincorporation Merger and qualify as a transaction described in Section 351 of the Code and the regulations promulgated thereunder, and, with respect to the Surge Blockers, transactions described in Section 368(a)(1)(C) of the Code and the regulations promulgated thereunder; and

WHEREAS, Motor and Surge desire to make certain representations, warranties, covenants and agreements in connection with the Mergers and the Parties desire to prescribe various conditions to the Mergers.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and premises contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

ARTICLE 1.
THE MERGERS

Section 1.1           Closing.   On the terms and subject to the conditions set forth in this Agreement, the closing of the Mergers (the “Closing”) shall take place at the offices of Jones Day, 3161 Michelson Drive, Suite 800, Irvine, California 92648, at 6:00 a.m., Pacific Time on the date that is three Business Days after the satisfaction or valid waiver (subject to applicable Law) of the conditions set forth in ARTICLE 5 (other than those conditions that by their nature are to be satisfied (or validly waived) at the Closing, but subject to such satisfaction or valid waiver), unless such time or date is changed by mutual agreement of Motor and Surge (the “Closing Date”).

Section 1.2           Reincorporation Merger.

(a)           Reincorporation Merger. Subject to the terms and conditions of this Agreement, in accordance with the NYBCL, at the Reincorporation Merger Effective Time, Merger Sub One shall merge with and into Motor. Motor shall be the surviving corporation in the Reincorporation Merger, and shall continue its existence as a corporation under the Laws of the State of New York as Surviving Motor. As of the Reincorporation Merger Effective Time, the separate corporate existence of Merger Sub One shall cease.

(b)           Reincorporation Merger Effective Time. As soon as practicable on the Closing Date, ParentCo and Motor shall (i) cause a certificate of merger in appropriate form (the “Certificate of Reincorporation Merger”) with respect to the Reincorporation Merger, to be filed with the New York Department of State (the “NYDoS”) in accordance with the New York Business Corporation Law (the “NYBCL”) and (ii) duly make all other filings and recordings required by the NYBCL in order to effectuate the Reincorporation Merger. The Reincorporation Merger shall become effective upon the acceptance for filing of the Certificate of Reincorporation Merger by the NYDoS or, subject to the NYBCL, at such later date and time as is agreed between Motor and Surge in writing and specified in the Certificate of Reincorporation Merger (such time of the effectiveness of the Reincorporation Merger being hereinafter referred to as the “Reincorporation Merger Effective Time”).

(c)           Effects of Reincorporation Merger. The Reincorporation Merger shall have the effects set forth in this Agreement and the NYBCL. Without limiting the generality of the foregoing, at the Reincorporation Merger Effective Time, the property owned by, and every right possessed by, Motor and Merger Sub One will be vested in Surviving Motor without reversion or impairment, and all liabilities of Motor and Merger Sub One will be vested in Surviving Motor.

(d)           Articles of Incorporation and Bylaws of Surviving Motor. At the Reincorporation Merger Effective Time and by virtue of the Reincorporation Merger, the certificate of incorporation and bylaws of Surviving Motor shall be amended in their entirety to conform to the certificate of incorporation and bylaws, respectively of Merger Sub One (except that the name of the corporation shall be “Old Misonix, Inc.”) and, as so amended, shall be the certificate of incorporation and bylaws of Surviving Motor until thereafter amended in accordance with the provisions thereof and applicable Law.

(e)           Directors and Officers of Surviving Motor. Motor shall take all lawful action so that the directors of Merger Sub One immediately prior to the Reincorporation Merger Effective Time shall be, at the Reincorporation Merger Effective Time, the directors of Surviving Motor, each to hold office in accordance with the certificate of incorporation and bylaws of Surviving Motor until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of Surviving Motor. Motor shall take all lawful action so that the individuals specified by Motor prior to the Reincorporation Merger Effective Time shall be, at the Reincorporation Merger Effective Time, the officers of Surviving Motor, until their respective successors are duly elected or appointed and qualified in accordance with certificate of incorporation and bylaws of Surviving Motor and applicable Law.

Section 1.3           Combination Merger.

(a)           The Combination Merger. Subject to the terms and conditions of this Agreement, in accordance with the DLLCA, at the Combination Merger Effective Time, Merger Sub Two shall merge with and into Surge. Surge shall be the surviving company in the Combination Merger, and shall continue its existence as a limited liability company under the DLLCA. As of the Combination Merger Effective Time, the separate legal existence of Merger Sub Two shall cease.

(b)           Combination Merger Effective Time. As soon as practicable on the Closing Date and as concurrently as possible with, but after, the Reincorporation Merger Effective Time, ParentCo and Surge shall (i) cause a certificate of merger in appropriate form (the “Certificate of Combination Merger”) with respect to the Combination Merger to be executed and filed with the Secretary of State of the State of Delaware (the “DSS”) in accordance with the DLLCA and (ii) duly make all other filings and recordings required by the DLLCA in order to effectuate the Combination Merger. The Combination Merger shall become effective upon the filing of the Certificate of Combination Merger with the DSS or, subject to the provisions of the DLLCA, at such other time after the Reincorporation Merger Effective Time as is agreed between Motor and Surge and specified in the Certificate of Combination Merger (such time of the effectiveness of the Combination Merger being hereinafter referred to as the “Combination Merger Effective Time”).

(c)           Effects of Combination Merger. The Combination Merger shall have the effects set forth in the DLLCA. Without limiting the generality of the foregoing, from and after the Combination Merger Effective Time, Surviving Surge shall be vested in all property, real, personal and mixed, and all debts due to and other things and causes of action belonging to, Surge and Merger Sub Two.

(d)           Certificate of Formation and Limited Liability Company Agreement of Surviving Surge. At the Combination Merger Effective Time, (i) by virtue of the Certificate of Combination Merger and to the extent provided in the Certificate of Combination Merger, the certificate of formation of Surge as in effect immediately prior to the Combination Merger Effective Time shall be amended to change the registered office and registered agent to be the registered office and registered agent as set forth in the certificate of formation of Merger Sub Two as in effect immediately prior to the Combination Merger Effective Time, which amended certificate of formation shall be the certificate of formation of Surviving Surge until amended in accordance with the provisions of applicable Law, and (ii) the limited liability company agreement of Surge as in effect immediately prior to the Combination Merger Effective Time shall be replaced in its entirely by the adoption of the new limited liability company agreement attached hereto as Exhibit D (the “Surviving Surge Operating Agreement”), which Surviving Surge Operating Agreement shall be the limited liability company agreement of Surviving Surge until thereafter amended in accordance with the provisions thereof and applicable Law.

(e)           Managers and Officers of Surviving Surge. At the Combination Merger Effective Time, Surviving Surge shall be a member managed limited liability company and ParentCo shall be the sole member of Surviving Surge, in each case, in accordance with the Surviving Surge Operating Agreement. At the Combination Merger Effective Time, there shall be no officers of Surviving Surge unless otherwise provided in the Surviving Surge Operating Agreement.

(f)            Directors and Officers of ParentCo. ParentCo shall take all lawful action so that the directors of Motor serving immediately prior to the Reincorporation Merger Effective Time shall be, at the Reincorporation Merger Effective Time, the directors of ParentCo, until the earlier of their death, resignation or removal or the time at which their respective successors are duly elected or appointed and qualified in accordance with the articles of incorporation and bylaws of ParentCo. ParentCo shall take all lawful action so that at the Combination Merger Effective Time, the number of directors constituting the board of directors of ParentCo shall be fixed at five and the two individuals set forth on Schedule F shall be elected to the board of directors of ParentCo, or if any of such individuals is unwilling or unable to serve as a director of ParentCo, or as otherwise requested by Surge, a replacement designated by Surge who is not an employee of Motor, Surge or any of their respective Subsidiaries and that is reasonably acceptable to the Motor Board; provided that all such individuals designated by Surge whether or not set forth on Schedule F shall qualify as independent directors of ParentCo immediately following the Reincorporation Merger Effective Time.

Section 1.4            Headquarters of ParentCo; Name.    ParentCo shall take all lawful action so that from and after the Combination Merger Effective Time, the headquarters and principal executive offices of ParentCo shall continue to be located in Farmingdale, New York, and the name of ParentCo shall be changed to “Misonix, Inc.”.

Section 1.5           Conversion of Stock and Units in the Mergers.

(a)           Not later than two Business Days prior to the Closing Date, Surge shall prepare and deliver to Motor a completed schedule in the form provided to Motor as of the date hereof (such completed schedule, the “Initial Allocation Schedule”) reflecting, as of the date of the Initial Allocation Schedule (i) the name, current address, tax domicile (if different from the address) and, if applicable, taxpayer identification number of each Surge Equityholder as of the date of the Initial Allocation Schedule, (ii) (A) the number and class of outstanding Surge Units held by such Surge Equityholder (assuming the exercise in full of all outstanding Surge Warrants), (B) the number of Equity Appreciation Rights held by such Surge Equityholder, the number and class of Surge Units subject to such Equity Appreciation Rights, the base amount associated with such Equity Appreciation Rights, and the vesting terms of such award, and (C) with respect to Profits Interests that are not Surge Series F Units, the base amount associated with such Profits Interests, (iii) the date on which each Surge Equityholder acquired the Surge Unit or EAR, (iv) the aggregate number of Surge Fully-Diluted Units outstanding, (v) the number of shares of ParentCo Common Stock payable from the Surge Closing Merger Consideration to (A) the Surge Equityholders collectively, (B) each Surge Equityholder individually in respect of each class of Surge Units held by such Surge Equityholder (assuming the exercise in full of all outstanding Surge Warrants), (C) each Surge Equityholder individually in respect of each EAR held by such Surge Equityholder, and (D) to the holders of EARs collectively, in each case, pursuant to Section 1.5(c) and calculated in accordance with the Surge Operating Agreement, assuming that the Combination Merger Effective Time occurred as of the date of the Initial Allocation Schedule, (vi) each Surge Equityholder’s applicable percentage of the Escrow Amount payable in respect of each class of Surge Units held by such Surge Equityholder and in respect of the EARs held by such Surge Equityholder, upon a release to the Surge Equityholder from the Escrow Account, calculated in accordance with the Surge Operating Agreement, assuming that the Combination Merger Effective Time occurred as of the date of the Initial Allocation Schedule, and (vii) such other information as ParentCo may reasonably require, which Initial Allocation Schedule shall be certified as being correct and complete by a duly authorized executive officer of Surge. Motor shall have one Business Day to provide any comments to the Initial Allocation Schedule that it reasonably believes are necessary to comply with the Surge Operating Agreement or this Agreement, which comments will be reasonably considered by Surge in preparing the Final Allocation Schedule. On the Closing Date, Surge shall prepare and deliver to Motor a completed final schedule in a form consistent with the Initial Allocation Schedule reflecting the matters reflected on the Initial Allocation Schedule as updated to reflect Motor’s comments thereon, but only to the extent, necessary for the Final Allocation Schedule to comply with the Surge Operating Agreement and this Agreement and to provide such information as of the Closing Date (such completed final schedule, the “Final Allocation Schedule”), which Final Allocation Schedule shall be certified as being correct and complete by a duly authorized executive officer of Surge.

(b)           At the Reincorporation Merger Effective Time, by virtue of the Reincorporation Merger and without any action on the part of Motor, ParentCo, Merger Sub One or any holder of shares of Motor Common Stock (a “Motor Shareholder”):

(i)          each share of Motor Common Stock issued and outstanding immediately prior to the Reincorporation Merger Effective Time, other than any Motor Cancelled Shares (as defined below), shall automatically be converted into one fully paid, validly issued and nonassessable share of ParentCo Common Stock and shall no longer be outstanding and shall automatically be cancelled and cease to exist;

(ii)         each share of capital stock of Motor issued and outstanding immediately prior to the Reincorporation Merger Effective Time and owned, directly or indirectly, by Motor or any of Motor’s Subsidiaries or by Surge or any of Surge’s Subsidiaries (collectively, “Motor Cancelled Shares”) shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(iii)        each share of Common Stock, without par value, of Merger Sub One issued and outstanding immediately prior to the Reincorporation Merger Effective Time shall automatically be converted into one fully paid, validly issued and nonassessable share of Surviving Motor; and

(iv)        each share of ParentCo Common Stock owned by Motor immediately prior to the Reincorporation Merger Effective Time shall remain outstanding. Immediately following the Reincorporation Merger Effective Time, each share of ParentCo Common Stock owned by Surviving Motor shall be surrendered to ParentCo without payment therefor and cancelled by ParentCo.

(c)           At the Combination Merger Effective Time, by virtue of the Combination Merger and without any action on the part of ParentCo, Merger Sub Two, Surge or any Surge Equityholder:

(i)          each Surge Unit issued and outstanding immediately prior to the Combination Merger Effective Time, other than any Surge Cancelled Units (as defined below), shall automatically be converted into the right to receive such portion of the Surge Closing Merger Consideration and percentage of the Escrow Amount released pursuant to Section 1.7(g) (if any) payable with respect to such Surge Unit as is set forth in the Final Allocation Schedule, and shall no longer be outstanding and shall automatically be cancelled and cease to exist;

(ii)         each Surge Unit held in the treasury of Surge or issued and outstanding immediately prior to the Combination Merger Effective Time and owned, directly or indirectly, by Surge or any of Surge’s Subsidiaries or Motor or any of Motor’s Subsidiaries (collectively, “Surge Cancelled Units”) shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(iii)        all of the limited liability company interests of Merger Sub Two issued and outstanding immediately prior to the Combination Merger Effective Time shall be converted into all of the issued and outstanding limited liability company interests of Surviving Surge; and

(iv)        each Equity Appreciation Right issued and outstanding immediately prior to the Combination Merger Effective Time shall be automatically exchanged for the right to receive, in accordance with the provisions of the EAR Agreements between Surge and the holders of EARs, such portion of the Surge Closing Merger Consideration and percentage of the Escrow Amount released pursuant to Section 1.7(g) (if any) payable with respect to such Equity Appreciation Right as is set forth in the Final Allocation Schedule.

(d)           Surge shall take all requisite lawful action so that, at the Combination Merger Effective Time, by virtue of the Combination Merger and without any action on the part of ParentCo, Merger Sub Two, Surge or any Surge Equityholder, each Surge Warrant issued and outstanding immediately prior to the Combination Merger Effective Time shall be automatically cancelled.

(e)           In the event that, at any time during the period from the date hereof to the Combination Merger Effective Time, Motor changes (or establishes a record date for changing) the number of shares of Motor Common Stock issued and outstanding (as compared to the number of shares of Motor Common Stock outstanding immediately prior to the date of this Agreement) as a result of a stock-split, stock dividend, recapitalization, subdivision, reclassification, combination, exchange of shares, anti-dilution or other adjustment, in each case other than pursuant to Transactions, then the Surge Merger Consideration shall be appropriately and proportionally adjusted to reflect fully the effect of such change.

Section 1.6            Motor Stock Options and Other Stock-Based Awards.

(a)           Each option to purchase a share of Motor Common Stock (“Motor Stock Option”) that is outstanding immediately prior to the Reincorporation Merger Effective Time (whether vested or unvested) shall (i) be assumed by ParentCo and become, as of the Reincorporation Merger Effective Time, an option (a “Motor Exchange Option”) to purchase, on the same terms and conditions (including applicable vesting requirements) as applied to each such Motor Stock Option immediately prior to the Reincorporation Merger Effective Time, the number of shares of ParentCo Common Stock that is equal to the number of shares of Motor Common Stock subject to such Motor Stock Option immediately prior to the Reincorporation Merger Effective Time, at an exercise price per share of ParentCo Common Stock equal to the exercise price for each such share of Motor Common Stock subject to such Motor Stock Option immediately prior to the Reincorporation Merger Effective Time (including applicable vesting, exercise and expiration provisions) and (ii) cease to represent an option or right to acquire shares of Motor Common Stock. The number of shares of ParentCo Common Stock, the exercise price per share of ParentCo Common Stock, and any other rights of a holder of a converted Motor Exchange Option shall be determined in a manner that complies with the requirements of Section 424 of the Code and the Treasury Regulations thereunder and Section 409A of the Code and the Treasury Regulations thereunder, as applicable.

(b)           Each restricted share of Motor Common Stock (“Motor Restricted Stock”) and each right of any kind, contingent or accrued, to receive shares of Motor Common Stock or benefits measured in whole or in part by the value of a number of shares of Motor Common Stock granted by Motor outstanding immediately prior to the Reincorporation Merger Effective Time (including Motor restricted stock units, phantom units, deferred stock units, stock equivalents and dividend equivalents), other than Motor Stock Options (each, other than Motor Stock Options, a “Motor Stock-Based Award”), shall be assumed by ParentCo and become, as of the Reincorporation Merger Effective Time, an award, on the same terms and conditions (including applicable vesting requirements and deferral provisions) as applied to each such Motor Stock-Based Award immediately prior to the Reincorporation Merger Effective Time, with respect to the number of shares of ParentCo Common Stock that is equal to the number of shares of Motor Common Stock subject to the Motor Stock-Based Award immediately prior to the Reincorporation Merger Effective Time. For the avoidance of doubt, shares of Motor Common Stock issued in connection with the settlement of Motor Stock-Based Awards which vest on or prior to the Reincorporation Merger Effective Time (including vested Motor Restricted Stock) shall be treated in the manner set forth in Section 1.5(b)(i).

(c)           At or prior to the Reincorporation Merger Effective Time, Motor, the Motor Board and its compensation committee, as applicable, and ParentCo, the ParentCo Board, and its compensation committee, as applicable, shall adopt any resolutions and take any actions that are necessary, including obtaining any necessary consents and providing any necessary notices, to (i) effectuate the provisions of this Section 1.6 and (ii) cause ParentCo to assume the Motor Stock Plans and award agreements issued thereunder.

(d)           As of the Reincorporation Merger Effective Time, ParentCo shall be deemed a “successor issuer” for purposes of continuing offerings of Motor under the Securities Act. As soon as practicable and in any event within 15 Business Days following the Reincorporation Merger Effective Time, ParentCo shall, to the extent necessary under the Securities Act, file post-effective amendments to Motor’s currently effective registration statements, adopting such statements as its own registration statements for all purposes of the Securities Act and the Exchange Act, and setting forth any additional information necessary to reflect any material changes made in connection with, or resulting from, the succession or necessary to keep the registration statements from being misleading.

Section 1.7           Payment for Securities.

(a)           Reincorporation Merger Exchange. Each certificate that, immediately prior to the Reincorporation Merger Effective Time, represented shares of Motor Common Stock, and all shares of Motor Common Stock held in book-entry form immediately prior to the Reincorporation Merger Effective Time, shall, from and after the Reincorporation Merger Effective Time, become a certificate that represents, or a book-entry share representing, respectively, an equal number of shares of ParentCo Common Stock.

(b)           Exchange Fund. Continental Stock Transfer & Trust Company, its applicable Affiliate(s) or another Person selected by Motor and reasonably acceptable to Surge shall act, at Motor’s sole expense, as the paying and exchange agent for the purpose of effecting the payment and delivery of the Surge Merger Consideration (the “Exchange Agent”) in accordance with this Agreement and the Exchange Agent Agreement, to be entered into by and among the Exchange Agent, Motor and the Representative, in form and substance reasonably satisfactory to Motor, Surge and the Exchange Agent (the “Exchange Agent Agreement”). Promptly (and in no event more than one Business Day) after the Combination Merger Effective Time, ParentCo shall deposit, or cause to be deposited, with the Exchange Agent evidence of the aggregate number of shares of ParentCo Common Stock issuable pursuant to Section 1.5(c)(i) as Surge Closing Merger Consideration, as set forth in the Final Allocation Schedule (such evidence of book-entry shares of ParentCo Common Stock, the “Exchange Fund”), in each case, for the sole benefit of the Surge Unitholders converted pursuant to Section 1.5(c)(i) and, for avoidance of doubt, excluding any shares of ParentCo Common Stock to be deposited in the Escrow Account. ParentCo shall cause the Exchange Agent to make, and the Exchange Agent shall make, delivery of such portion of the Surge Closing Merger Consideration to the Surge Unitholders out of the Exchange Fund in accordance with this Agreement. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement.

(c)            Procedures for Surrender. As soon as reasonably practicable after the Closing, ParentCo shall, or shall cause the Exchange Agent to, mail to each Surge Unitholder: (i) a letter of transmittal for use in exchanging Surge Units (other than Surge Cancelled Units) for payment of such Surge Unitholder’s applicable portion of the Surge Merger Consideration, which letter of transmittal shall specify that the delivery of Surge Units (other than Surge Cancelled Units) shall be effected, and risk of loss and title shall pass, only upon delivery of such letter of transmittal to the Exchange Agent or such other agent as may be appointed by ParentCo (the “Letter of Transmittal”), and (ii) instructions in customary form for effecting the surrender of the Surge Units (other than Surge Cancelled Units) in exchange for payment of such Surge Unitholder’s portion of the Surge Closing Merger Consideration. Upon (i) surrender of Surge Units (other than Surge Cancelled Units) for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by ParentCo, (ii) delivery of a letter of transmittal, duly executed and in proper form, with respect to such Surge Units, (iii) delivery of a properly completed IRS Form W-9 or, if applicable, the appropriate IRS Form W-8 and any other documentation expressly required by its terms to be provided in connection with the Letter of Transmittal, and (iv) if applicable pursuant to Section 4.16, the execution and delivery to ParentCo of a Lock-Up Agreement, each Surge Unitholder shall be entitled to receive such Surge Unitholder’s portion of the Surge Closing Merger Consideration and percentage of the Escrow Amount released pursuant to Section 1.7(g) (if any) as is set forth in the Final Allocation Schedule, for each such Surge Unit held by them. Any Surge Units so surrendered will forthwith be cancelled. The Surge Closing Merger Consideration and Escrow Amount released pursuant to Section 1.7(g) (if any) paid upon the surrender for exchange of Surge Units pursuant to this Section 1.7(c) will be deemed to have been paid in full satisfaction of all rights pertaining to such Surge Units. If payment of the Surge Merger Consideration is to be made to a Person other than the Person in whose name any surrendered Surge Units is registered, it will be a condition precedent of payment that the Surge Units so surrendered will be properly endorsed or will be otherwise in proper form for transfer, and the Person requesting such payment will have paid any transfer or similar Taxes required by reason of the payment of a Surge Unitholder’s portion of the Surge Closing Merger Consideration or percentage of the Escrow Amount released pursuant to Section 1.7(g) (if any) to a Person other than the registered holder of the Surge Unit so surrendered or will have established to the satisfaction of the Exchange Agent that such Taxes either have been paid or are not payable. Any other transfer or similar Taxes incurred in connection with the Mergers will be paid by ParentCo; provided, however, that any such Taxes that are solely the obligation of the Surge Blockers or their respective shareholders under applicable Law shall be paid by the respective Surge Blockers or their shareholders, as applicable. Until surrendered as contemplated hereby, each Surge Unit (other than Surge Cancelled Units) will be deemed at any time after the Combination Merger Effective Time to represent only the right to receive the portion of the Surge Closing Merger Consideration and percentage of the Escrow Amount released pursuant to Section 1.7(g) (if any) applicable to such Surge Unit.

(d)           Termination of Exchange Fund. At any time following the 12-month anniversary of the Combination Merger Effective Time, ParentCo shall be entitled to require the Exchange Agent to deliver to it any portion of the Exchange Fund not disbursed to Surge Unitholders, and thereafter such Surge Unitholders shall be entitled to look only to ParentCo (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the Surge Merger Consideration, payable upon due surrender of their Surge Units and compliance with the procedures in Section 1.7(c), without interest.

(e)           Payment of EARs. After the Closing, but in no event later than the 12-month anniversary of the Closing Date, in accordance with the provisions of the EAR Agreements and subject to applicable withholding Taxes, ParentCo shall pay to each holder of an EAR the applicable portion of the Surge Closing Merger Consideration payable to such holder pursuant to Section 1.5(c)(iv). As soon as reasonably practicable following the receipt of any Remaining Escrow Amount payable to holders of an EAR pursuant to Section 1.7(g), ParentCo shall pay to each holder of EARs the applicable percentage of the Remaining Escrow Amount payable to such holder pursuant to Section 1.5(c)(iv). Prior to making any payments to holders of EARs under this Section 1.7(e), ParentCo shall withhold a number of shares of ParentCo Common Stock from each holder’s applicable portions of the Surge Closing Merger Consideration and/or the Remaining Escrow Amount, as applicable, as necessary to satisfy the payment of applicable withholding Taxes required to be made with respect to each such payment, and ParentCo shall properly account for such payments.

(f)            Fractional Shares. No fraction of a share of ParentCo Common Stock shall be issued at the Closing pursuant to Section 1.5. In lieu of any fractional shares, the fractional amount of ParentCo Common Stock which any Surge Equityholder would otherwise be entitled to receive under Section 1.5 shall be delivered into the Escrow Account pursuant to Section 1.7(g). No fraction of a share of ParentCo Common Stock shall be paid to any Surge Equityholder out of the Escrow Account pursuant to Section 1.7(g) or the Escrow Agreement. In lieu of any fractional shares, the fractional amount of ParentCo Common Stock that any Surge Equityholder would otherwise be entitled to receive (after aggregating all fractional shares otherwise payable to such Surge Equityholder in respect of each of their Surge Units and EARs) shall be retained in the Escrow Account. With respect to any fractional shares remaining in the Escrow Account or upon termination of the Expiration Date (after aggregating all Equity Interests held by such Surge Equityholder), the fractional amount of ParentCo Common Stock which any Surge Equityholder is entitled to receive under Section 1.7(g) or the Escrow Agreement shall be paid in cash based on the Motor Stock Price; provided, however, that ParentCo shall not be obligated to deliver any cash to the Escrow Agent with respect to such cash payments until such time as such cash payments in lieu of fractional shares become due.

(g)           Escrow Account.

(i)          Notwithstanding anything to the contrary in the other provisions of this ARTICLE 1, at the Closing, ParentCo shall withhold from the Surge Merger Consideration payable to Surge Equityholders, and transfer to a Person to be selected by Motor and reasonably acceptable to Surge (it being agreed that Continental Stock Transfer & Trust Company or its applicable Affiliate(s) shall be deemed to be acceptable), as agent to ParentCo and the Representative (the “Escrow Agent”), the Escrow Amount, to the account (or accounts) designated by the Escrow Agent (the “Escrow Account”), in accordance with the terms of this Agreement and the terms of the Escrow Agreement to be entered into by and among the Escrow Agent, Motor, ParentCo and the Representative, in form and substance reasonably satisfactory to Motor, Surge and the Escrow Agent (the “Escrow Agreement”), which will be executed prior to the Closing. The Escrow Amount shall constitute security for the benefit of ParentCo with respect to any amounts that may become due to ParentCo pursuant to ARTICLE 7. The Parties agree that, for U.S. federal (and applicable state and local) income tax purposes, the Surge Equityholders shall be treated as the owners of the ParentCo Common Stock representing the Escrow Amount and no Party will take any position inconsistent therewith (except as otherwise required by Law). The terms of the Escrow Agreement shall provide that shares of ParentCo Common Stock deposited into the Escrow Account shall be treated as outstanding shares by ParentCo and such shares shall retain all voting rights, which shall be voted by the Representative in accordance with Section 4.20(a)(viii), and all dividend rights (with any such dividends being deposited in the Escrow Account and becoming subject to the terms of the Escrow Agreement).

(ii)         If, on the 15-month anniversary of the Closing Date (the “Expiration Date”), following the making of all payments due pursuant to Section 7.2, if any, and the retention of the amount of shares of ParentCo Common Stock equal to the value, if any, of claims for indemnification under Section 7.2 properly asserted in writing prior to such date by the Indemnitees but not yet resolved as of the Expiration Date (such claims, the “Unresolved Claims”), there are any amounts then remaining in the Escrow Account (the “Remaining Escrow Amount”), then ParentCo and the Representative shall deliver a joint written instruction to the Escrow Agent to release to (A) the Exchange Agent (for distribution to Surge Equityholders (other than the holders of EARs) as of immediately prior to the Combination Merger Effective Time) the percentage of the Remaining Escrow Amount payable to such Surge Equityholders as set forth in the Final Allocation Schedule and (B) ParentCo (for distribution to the holders of EARs as of immediately prior to the Combination Merger Effective Time) the percentage of the Remaining Escrow Amount payable to holders of EARs set forth in the Final Allocation Schedule, in each case, subject to and in accordance with the terms of this Agreement and the Escrow Agreement. Upon final resolution of any Unresolved Claim in respect of which amounts had been retained (to the extent not utilized to satisfy such Unresolved Claims), ParentCo and the Representative shall deliver a joint written instruction to the Escrow Agent that such amounts shall be deemed to have become the Remaining Escrow Amount and shall be paid in accordance with the process set forth in the preceding sentence and the terms of the Escrow Agreement.

Section 1.8           Withholding Rights.   Motor, ParentCo, Surviving Surge and the Exchange Agent (and any agent acting on behalf of any of them, including ParentCo’s payroll process and Surviving Surge’s payroll processor) shall, acting reasonably, be entitled to deduct and withhold from the consideration otherwise payable under this Agreement such amounts as are required to be deducted or withheld with respect to the making of such payment under the Code or any other applicable state, local or foreign Tax Law provided that, except for withholding pursuant to Sections 1.7(e) and 1.7(g) hereof or withholding due to a failure to provide a properly completed and executed IRS Form W-9 pursuant to Section 1.7(c) hereof and in accordance with Section 6.01 of IRS Notice 2018-29, the applicable payor shall notify the applicable recipient in writing of its intention to deduct or withhold any such amount prior to making such withholding, together with an explanation of the legal basis for such deduction or withholding, and shall reasonably cooperate with the applicable recipient to minimize or eliminate such deduction or withholding. To the extent that amounts are so withheld or deducted and paid over to the appropriate Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE 2.
REPRESENTATIONS AND WARRANTIES OF SURGE

Except as set forth in the disclosure schedule delivered by Surge to Motor concurrently with the execution of this Agreement (the “Surge Disclosure Schedule”) (with each exception set forth in Surge Disclosure Schedule being identified by reference to, or grouped under a heading referring to, a specific individual section or subsection of this Agreement and relating only to such section or subsection; provided, however, that a matter disclosed with respect to one representation or warranty shall also be deemed to be disclosed with respect to each other representation or warranty to which the relevance of such matter disclosed is reasonably apparent on its face), Surge hereby represents and warrants to Motor, ParentCo and each Merger Sub as follows:

Section 2.1           Organization and Qualification; Subsidiaries.

(a)           Surge is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware.

(b)           Surge has all requisite limited liability company power and authority to own, lease and operate its properties and assets and to carry on its business as it has been and is currently conducted. Section 2.1(b) of the Surge Disclosure Schedule sets forth each jurisdiction in which Surge is licensed or qualified to do business, and Surge is duly licensed or qualified to do business and in good standing in each jurisdiction in which the properties and assets owned, leased or operated by it or the business it carries on as currently conducted makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not have a Surge Material Adverse Effect.

(c)            Surge has no, nor has it ever had any, Subsidiaries and does not, nor has it ever had, have ownership of or the right to acquire any Equity Interest or ownership interest in any other Person.

(d)           Surge has made available to Motor true, correct and complete copies of the certificate of formation of Surge and the Sixth Amended and Restated Operating Agreement of Surge made and entered into as of October 26, 2017 (the “Surge Operating Agreement”), which is the effective limited liability company agreement of Surge as of the date hereof. The Surge Operating Agreement as solely amended by any amendments thereto approved by Motor pursuant to Section 4.1(b) and approved by the members of Surge holding Surge Units required to give effect to any such amendment, will be the currently effective limited liability company agreement of Surge as of the Reincorporation Merger Effective Time.

Section 2.2           Capitalization .

(a)           As of the date hereof, the authorized and outstanding units of Surge consists of units designated as (i) 10,949,419.2 Common Units (the “Surge Common Units”), of which Surge Common Units, 3,027,561 are subject to a Grant Agreement (as defined in the Surge Operating Agreement), (ii) 3,314,401 Series A Preferred Units (the “Surge Series A Units”), (iii) 8,764,740.8 Series B Preferred Units (the “Surge Series B Units”), (iv) 4,676,262.8797 Series C Preferred Units (the “Surge Series C Units”), (v) 0 Series D Preferred Units (the “Surge Series D Units”), (vi) 50,647,565.299 Series E Preferred Units (the “Surge Series E Units”), and (vii) 9,018,032.9718 Series F Units (the “Surge Series F Units”, and collectively with the Surge Common Units, the Surge Series A Units, the Surge Series B Units, the Surge Series C Units, the Surge Series D Units and the Surge Series E Units, the “Surge Units”). As of the date hereof, there are 3,008,000 issued and outstanding Equity Appreciation Rights, consisting of 1,189,000 Equity Appreciation Rights with respect to Surge Common Units and 1,819,000 Equity Appreciation Rights with respect to Surge Series F Units.

(b)           Section 2.2(b) of the Surge Disclosure Schedule sets forth as of the date of this Agreement (i) the name, current address, tax domicile (if different from the address) and, if applicable, taxpayer identification number of each Surge Equityholder, (ii) (A) the number and class of outstanding Surge Units (other than Surge Cancelled Units) held by such Surge Equityholder (assuming the exercise in full of all outstanding Surge Warrants), (B) the number of Equity Appreciation Rights held by such Surge Equityholder, the number and class of Surge Units subject to such Equity Appreciation Rights, the base amount associated with such Equity Appreciation Rights, and the vesting terms of such award, and (C) with respect to Profits Interests that are not Surge Series F Units, the base amount associated with such Profits Interests, (iii) the date on which each Surge Equityholder (as of the date of this Agreement), acquired the Surge Unit or EAR, (iv) the aggregate number of Surge Fully-Diluted Units outstanding, (v) the number of shares of ParentCo Common Stock payable out of the Surge Closing Merger Consideration to (A) the Surge Equityholders collectively, (B) each Surge Equityholder individually in respect of each class of Surge Units held by such Surge Equityholder (assuming exercise in full of all outstanding Surge Warrants), (C) each Surge Equityholder individually in respect of each EAR held by such Surge Equityholder, and (D) to the holders of EARs collectively, in each case, pursuant to Section 1.5(c) and calculated in accordance with the Surge Operating Agreement, assuming that the Combination Merger Effective Time occurred as of the date of this Agreement, and (vi) each Surge Equityholder’s applicable percentage of the Escrow Amount payable in respect of each class of Surge Units held by such Surge Equityholder and in respect of the EARs held by such Surge Equityholder upon a release to the Surge Equityholders from the Escrow Account, calculated in accordance with the Surge Operating Agreement, assuming that the Combination Merger Effective Time occurred as of the date of this Agreement. Section 2.2(b) of the Surge Disclosure Schedule is intended to be an initial allocation schedule, with the Initial Allocation Schedule being an update thereto and the Final Allocation Schedule being the final thereof. At the Closing, the Final Allocation Schedule shall be true, correct and complete. Surge has made available to Motor true, correct and complete copies all Grant Agreements (as defined in the Surge Operating Agreement), all EAR Agreements and all other Contracts relating to outstanding Profits Interest and Equity Appreciation Right. Except as set forth in Section 2.2(b) or Section 2.2(c) of the Surge Disclosure Schedule, there are no subscriptions, options, warrants, calls, conversion rights, profits interests, equity appreciation rights, “phantom” stock rights, performance units, redemption rights, repurchase rights or other equity-based awards or rights or other preemptive or outstanding rights or agreements obligating Surge to issue, acquire or sell any Surge Units or other Equity Interests or rights derived therefrom of Surge or any securities obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any Surge Units or other Equity Interests of Surge, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Section 2.2(b) of the Surge Disclosure Schedule sets forth the aggregate amount of Indebtedness outstanding as of the date of this Agreement.

(c)           Section 2.2(c) of the Surge Disclosure Schedule sets forth all issued and outstanding Surge Warrants as of the date hereof as well as their issue date, exercise price and the number and class of Surge Units that it is convertible into. Surge has made available to Motor true, correct and complete copies of all outstanding Surge Warrants. As of the Combination Merger Effective Time, no Surge Warrant shall be outstanding and each Surge Warrant shall have either previously been converted into Surge Units or terminated in accordance with its terms.

(d)           Except as provided in the Surge Operating Agreement, there are no outstanding contractual obligations or commitments of Surge (i) affecting the voting rights of, (ii) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (iii) requiring the registration for sale of, or (iv) granting any preemptive or antidilutive rights with respect to, or restricting the transfer or issuance of, any Surge Units or other Equity Interests in Surge. Except as contemplated by this Agreement and as listed on Section 2.2(d) of Surge Disclosure Schedule, there are no equityholder agreements, voting agreements, proxies or other similar agreements with respect to the acquisition, disposition or voting of Surge Units or other Equity Interests of Surge to which Surge is a party.

(e)           All of the issued and outstanding Surge Units and other Equity Interests of Surge (i) have been issued in compliance with applicable Law, (ii) have been duly authorized and validly issued, (iii) are fully paid, nonassessable and (iv) are free of preemptive rights and were not issued in violation of any purchase option, call option, right of first refusal, preemptive right or similar right.

(f)            All distributions, dividends, repurchases and redemptions of the Surge Units (or other Equity Interests of Surge) were undertaken in compliance with the limited liability company agreement of Surge then in effect, any agreement to which Surge was then was a party and in compliance with applicable Law.

Section 2.3           Authority.   Surge has all necessary limited liability company power and authority to execute and deliver this Agreement and the Ancillary Documents to which it is a party, and, subject to receipt of the Requisite Surge Unitholder Approval, to consummate the Combination Merger and the other Transactions to which Surge is a party, and to perform its obligations hereunder. The execution and delivery of this Agreement by Surge and any Ancillary Documents to which it is a party have been duly authorized by all necessary limited liability company action, and no other limited liability company proceedings on the part of Surge and no votes or written consents are necessary to authorize this Agreement, the Ancillary Documents to which it is a party or to consummate the Transactions to which it is a party or to perform its obligations hereunder other than (a) receipt of the Requisite Surge Unitholder Approval and (b) the execution and filing of the Certificate of Combination Merger with the DSS in accordance with the DLLCA. This Agreement has been duly and validly executed and delivered by Surge and, subject also to due authorization, execution and delivery by Motor, ParentCo and the Merger Subs, constitutes the valid and binding legal obligation of Surge, enforceable against Surge in accordance with its terms, except that (a) such enforcement may be subject to applicable bankruptcy, insolvency, fraudulent conveyance or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally and (b) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought. When each Ancillary Document to which Surge is or will be a party has been duly executed and delivered by Surge (assuming due authorization, execution and delivery by each other party thereto), such Ancillary Document will constitute a legal and binding obligation of Surge enforceable against it in accordance with its terms, except that (a) such enforcement may be subject to applicable bankruptcy, insolvency, fraudulent conveyance or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally and (b) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought.

Section 2.4           No Conflict. None of:

(a)           the execution and delivery of this Agreement and the Ancillary Documents to which it is a party by Surge, or

(b)          subject to receipt of the Requisite Surge Unitholder Approval, the performance of this Agreement and the Ancillary Documents to which it is a party by Surge, the consummation by Surge of the Combination Merger or any other Transactions to which it is a party or Surge’s compliance with any of the provisions of this Agreement or any Ancillary Document to which it is a party will (with or without notice or lapse of time, or both):

(i)         conflict with or violate any provision of the Surge Operating Agreement;

(ii)        assuming the accuracy of the representations set forth in Section 3.12 and that all consents, approvals, authorizations and Surge Permits described in Section 2.6 have been obtained and all filings and notifications described in Section 2.5 have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Surge or any of its properties or assets;

(iii)       require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a change of control or default under, or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien upon any of the rights, respective properties or assets of Surge pursuant to, any Surge Material Contract or any Surge Permit, except, in each case, for any such conflicts, violations, consents, breaches, losses, changes of control, defaults, other occurrences or Liens as would not have a Surge Material Adverse Effect; or

(iv)       result in the creation or imposition of any Lien other than Permitted Liens on any properties or assets of Surge, except for any Liens as would not have a Surge Material Adverse Effect.

Section 2.5          Required Filings and Consents. None of the execution, delivery or performance of this Agreement by Surge or the Ancillary Documents to which it is a party, the consummation by Surge of the Transactions to which it is a party, or Surge’s compliance with any of the provisions of this Agreement or the Ancillary Documents to which it is a party will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity, other than (a) the execution and filing of the Certificate of Combination Merger with the DSS in accordance with the DLLCA and (b) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to any Governmental Entity would not have a Surge Material Adverse Effect.

Section 2.6          Permits; Compliance with Law.

(a)         (i) Each of Surge and, to Surge’s Knowledge, SWAI holds, and since January 1, 2016, has held, all material authorizations, permits, certificates, exemptions, approvals, orders, consents, franchises, variances, easements, exemptions, registrations, licenses and clearances of any Governmental Entity (the “Permits”) necessary for the operation of its business as currently conducted, (ii) all Permits held by Surge (“Surge Permits”) and, to Surge’s Knowledge, all Permits held by SWAI necessary for the operation of Surge’s business as currently conducted are in full force and effect and (iii) each of Surge and, to Surge’s Knowledge, SWAI is, and since January 1, 2016 has been, operating in material compliance with the terms of its Permits. Section 2.6(a) of the Surge Disclosure Schedule sets forth all Surge Permits, including the names of the Surge Permits and their respective dates of issuance and expiration, copies of which have been made available to Motor. No filing with, notice to or consent from any Governmental Entity is required in connection with the Transactions in order for a Surge Permit to remain in full force and effect following the Closing. To the Knowledge of Surge, there are no facts or circumstances indicating that any Surge Permit necessary to conduct the business will be withdrawn or that there has been any failure to receive or obtain any required Surge Permit. All fees and charges with respect to Surge Permits due prior to the Closing Date have been timely paid in full.

(b)           (i) Surge is, and since January 1, 2016 has been, in compliance in all material respects with all Laws and Orders applicable to Surge or any assets owned or used by Surge and (ii) Surge has not received any written communication since January 1, 2016 from a Governmental Entity that alleges that Surge has, at any time, not been in compliance with any such Law or Order or threatening to rescind, revoke, suspend, modify or not renew any Surge Permit and there has not been any investigation or inquiry by a Governmental Entity pending or, to the Knowledge of Surge, threatened against Surge at any time since January 1, 2016. Surge is not a party to any Order that: (x) materially restricts its conduct of its business or assets; or (y) would otherwise reasonably be expected to, either individually or in the aggregate, result in a Surge Material Adverse Effect.

(c)           Since January 1, 2016, neither Surge nor, to the Knowledge of Surge, any Representatives acting on its behalf, have, directly or indirectly, (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful payments, or failed to disclose fully any such contributions in violation of Law; (ii) given, offered, promised, or authorized to give, any money or thing of value to any foreign or domestic Government Official corruptly for the purpose of influencing an act or decision of the Government Official, or inducing the Government Official to use his or her influence or position to affect any government act or decision relating in any way to the business of Surge; or (iii) given, offered, promised, or authorized to give, any money or thing of value to a Government Official or any other Person in violation of any applicable anti-corruption laws, including the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, any laws enacted pursuant to, or arising under, the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, or any other applicable laws or regulations relating to bribery or corruption (collectively, “Anti-Corruption Laws”).

Section 2.7           Financial Statements. Attached hereto as Section 2.7 of the Surge Disclosure Schedule are true, correct and complete copies of (i) the audited balance sheets of Surge as of December 31, 2016, December 31, 2017 and December 31, 2018, (ii) the audited statement of operations and cash flows of Surge for the periods ended December 31, 2016, December 31, 2017 and December 31, 2018, (iii) the unaudited balance sheet of Surge as of March 31, 2019 (the “Surge Balance Sheet” and such date, the “Surge Balance Sheet Date”) and (iv) the unaudited statement of operations and unaudited statement of cash flows of Surge for the three months ended March 31, 2019 (such financial statements, collectively with any notes thereto, the “Surge Financial Statements”). The Surge Financial Statements (A) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be expressly indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end audit adjustments which are not expected to be material individually or in the aggregate), (B) are based on the books and records of Surge as of the respective dates they were prepared and the results of the operations and cash flows of Surge for the periods indicated, (C) fairly present in all material respects the consolidated financial position and the consolidated results of operations, cash flows and changes in unitholders’ equity of Surge as of the dates and for the periods referred to therein (except as may be expressly indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end audit adjustments which are not expected to be material individually or in the aggregate) and (D) complied as to form in all material respects with all applicable accounting requirements. Surge maintains a standard system of accounting established and administered in accordance with GAAP. Surge has in place systems and processes (including the maintenance of proper books and records) designed to (x) provide reasonable assurances regarding the reliability of the Surge Financial Statements and (y) in a timely manner accumulate and communicate to Surge’s principal executive officer and principal financial officer the type of information that would be required to be disclosed in the Surge Financial Statements. Neither Surge nor any of its officers or independent auditors has identified or been made aware of any complaint, assertion or claim regarding Surge’s financial controls or the Surge Financial Statements that has not been resolved. Surge is not a party to, nor does it have any commitment to become a party to, any joint venture, off-balance sheet partnership or similar contract where the result, purpose or intended effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Surge in the Surge Financial Statements. Since January 1, 2016, none of Surge, Surge’s independent accountants, the Surge Board or the audit committee of the Surge Board has received any oral or written notification of any fraud, whether or not material, that involves management or other employees of Surge who have a significant role in the preparation of the Surge Financial Statements.

Section 2.8           No Undisclosed Liabilities. Except for those liabilities and obligations (a) reflected in or reserved against in the Surge Balance Sheet (including in the notes thereto), (b) incurred in the ordinary course of business consistent with past practice since the Surge Balance Sheet Date (none of which results from, arises out of or relates to any breach or violation of, or default under, any Contract to which Surge is a party or by which Surge is bound or to which any of Surge’s properties or assets are subject, or applicable Law), or (c) incurred as expressly contemplated by this Agreement, Surge has no Liabilities of a type required to be disclosed in accordance with GAAP. During the period from December 31, 2018 up to and including the Closing Date, no Affiliated Person has received or benefitted from any amount of Leakage, whether or not recorded in the Surge Financial Statements.

Section 2.9            Absence of Certain Changes or Events.

(a)           Except as set forth in Section 2.9(a) of the Surge Disclosure Schedule or as expressly contemplated by this Agreement, since the Surge Balance Sheet Date, Surge has conducted its businesses in all material respects in the ordinary course of business.

(b)           Since the Surge Balance Sheet Date, there has not occurred, arisen or come into existence any fact, change, event, development or circumstance, or any worsening thereof, (i) that would reasonably be expected to have, individually or in the aggregate, a Surge Material Adverse Effect or (ii) if taken during the period from the date of this Agreement through the Combination Merger Effective Time, would constitute a breach of Section 4.1 (without taking effect of Section 4.1 of the Surge Disclosure Schedule).

Section 2.10         Employee Benefit Plans.

(a)           Section 2.10(a) of the Surge Disclosure Schedule sets forth a complete and accurate list of each Surge Benefit Plan. With respect to each Surge Benefit Plan, Surge has made available to Motor, to the extent applicable, complete and accurate copies of (i) each such Surge Benefit Plan, (ii) each trust, insurance, annuity or other funding Contract related thereto, (iii) the most recent summary plan description and all summaries of material modifications, (iv) the most recent financial statement and actuarial or other valuation report prepared with respect thereto, (v) the most recently received IRS determination letter or opinion letter, if any, issued by the IRS with respect to any Surge Benefit Plan that is intended to qualify under Section 401(a) of the Code, (vi) the most recent annual report on Form 5500 (and all schedules thereto) required to be filed with the IRS with respect thereto, and (vii) all material non-routine correspondence with any regulatory and Governmental Entities relating to any Surge Benefit Plan within the past three years.

(b)           Each Surge Benefit Plan has been established, maintained and administered in accordance with its terms in all material respects and is in compliance in all material respects with ERISA, the Code and all other applicable Laws.

(c)           Each Surge Benefit Plan that is intended to be qualified under Section 401(a) of the Code is subject to a favorable determination letter upon which Surge is entitled to rely based on IRS pronouncements that such plan is so qualified, and such favorable determination letter has not been revoked and, to the Knowledge of Surge, no event or circumstance exists that would reasonably be expected to materially adversely affect such qualification or exemption.

(d)           No Surge Benefit Plan is, and none of Surge or any of its ERISA Affiliates has now or in within the past six years sponsored, maintained, contributed to, been obligated to contribute to, or has or had any actual or contingent liability with respect to any (i) single employer pension plan that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code, (ii) any “multiemployer plan” within the meaning of Section 3(37) of ERISA, (iii) any “multiple employer plan” as defined in Section 413(c) of the Code, or (iv) any “multiemployer welfare arrangement” as defined in Section 3(40) of ERISA.

(e)           All (i) insurance premiums required to be paid with respect to, (ii) benefits, expenses, and other amounts due and payable under, and (iii) contributions, transfers, or payments required to be made to, any Surge Benefit Plans on or prior to the Closing will have been paid, made or accrued on or prior to the Closing.

(f)            Surge (or any successor thereto) may unilaterally amend or terminate any Surge Benefit Plan.

(g)           Each Profits Interest issued by Surge is intended to constitute a “profits interest” in Surge within the meaning of Revenue Procedure 93-27, 1993-2 C.B. 343. Each holder of a Profits Interest has made a valid and timely election under Section 83(b) of the Code with respect thereto.

(h)           Except as would not reasonably be expected to be materially adverse to Surge, Surge does not have any Liability in respect of, or obligation to provide, post-retirement health, medical, disability, life insurance benefits or other welfare benefits for former or current employees or directors of Surge (or the spouses, dependent or beneficiaries of any such individuals) under any Surge Benefit Plan except as required to comply with Section 4980B of the Code or any similar Law, or through the end of the month of termination of employment.

(i)            Except as set forth on Section 2.10(i) of the Surge Disclosure Schedule, none of the execution, delivery or performance of this Agreement by Surge, the consummation by Surge of the Mergers or any of the other Transactions, or Surge’s compliance with any of the provisions of this Agreement will (either alone or in conjunction with any other event, including any termination of employment on or following the Combination Merger Effective Time), except as required by this Agreement, (i) entitle any current or former employee, or director of Surge to any compensation or benefit, (ii) accelerate the time of payment or vesting, increase the amount of payment, or trigger any payment or funding, of any compensation or benefit or trigger any other economic obligation under any Surge Benefit Plan, (iii) result in any forgiveness of Indebtedness with respect to any current or former employee or director of Surge or trigger any funding obligation under any Surge Benefit Plan, or (iv) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) that could reasonably be construed, individually or in combination with any other such payment, to constitute an “excess parachute payment” under Section 280G of the Code.

(j)            Each (i) Surge Benefit Plan that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the Code) has, since January 1, 2009, been in documentary and operational compliance, in all material respects, with Section 409A of the Code and all applicable IRS guidance promulgated thereunder, and (ii) Equity Appreciation Right and Profits Interest has been granted with a per unit base amount or a hurdle amount, as applicable, at least equal to the per unit fair market value of a Surge Common Unit or Surge Series F Unit, as applicable, or the fair market value of Surge, as applicable, as of the applicable date of grant, as reasonably and in good faith determined by the Surge Board or a committee thereof consistent with Section 409A of the Code. No person has a right to any gross up or indemnification with respect to any Surge Benefit Plan.

(k)           No audit or investigation by the Internal Revenue Service, Department of Labor or other Governmental Entity is pending or, to the Knowledge of Surge, threatened with respect to any Surge Benefit Plan.

(l)            No Surge Benefit Plan is maintained outside of the United States. Neither Surge nor any of its ERISA Affiliates sponsor, maintain or contribute to, or are not required to contribute to, any employee benefit plans, policies, arrangements, outside of the United States.

(m)          There are no pending or, to the Knowledge of Surge, threatened, Proceedings with respect to any Surge Benefit Plan or the assets thereof, other than ordinary-course claims for benefits (and appeals thereof) brought by participants in or beneficiaries of a Surge Benefit Plan.

Section 2.11         Labor and Other Employment Matters.

(a)           Except in each case where such noncompliance would not reasonably be expected to be, individually or in the aggregate, materially adverse to Surge, Surge is, and has been since January 1, 2016, in compliance with all applicable Laws respecting fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety, immigration, hiring, plant closings and layoffs, compensation and benefits, wages and hours, overtime, classification as exempt/non-exempt employees and classification as contractor or employee.

(b)           Surge is not a party to, is not bound by and has no duty to bargain for any Labor Agreement.

(c)           Since January 1, 2016:

(i)         There have been no (A) grievances, arbitrations or legal or administrative Proceedings which allege the violation of any Labor Agreement, (B) unfair labor practice charges against Surge before the National Labor Relations Board or any comparable labor relations authority, or (C) pending or, to the Knowledge of Surge, threatened grievance or Proceeding with respect to any current or former employees of, or current or former independent contractors, consultants or other service providers, or applicants for employment with, or Surge in their capacities as such;

(ii)        there have been no labor strikes, slowdowns, work stoppages, picketings, negotiated industrial actions or lockouts pending or, to the Knowledge of Surge, threatened, against Surge; and

(iii)       no labor union, labor organization or works council has made a demand for recognition or certification to Surge, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of Surge threatened to be brought or filed with any labor relations tribunal or authority.

(d)           Surge is not subject to any Order relating to any labor or employment matter. Section 2.11(d) of the Surge Disclosure Schedule sets forth for each employee, consultant, independent contractor or other individual providing services to Surge (i) title, (ii) date of hire, (iii) work location, (iv) classification as employee, consultant, contractor or other, (v) base annual compensation, (vi) exempt/non-exempt classification, (vii) annual bonus or other incentive compensation or commission opportunities, and (viii) leave status (with anticipated return to work date).

Section 2.12         Contracts.

(a)           Section 2.12(a) of Surge Disclosure Schedule lists each Contract in effect as of the date hereof (together with all amendments and supplements thereto) to which Surge is a party, by which Surge or any of its assets is bound, and that falls within any of the following categories:

(i)         all Contracts that require Surge to purchase its total requirements of any product or service from a third party or that contain “take or pay” provisions;

(ii)        all Contracts that provide for the indemnification by Surge of any Person or the assumption by Surge of any Liability of any Person;

(iii)       all Contracts that relate to the acquisition or disposition of any business, a material amount of securities or assets of any other Person or any real property (whether by merger, sale of securities, sale of assets or otherwise);

(iv)       all distributor, dealer, Surge Manufacturer’s representative, franchise, agency, Promotion, market research, marketing consulting and advertising Contracts to which Surge is a party;

(v)        all Contracts relating to Indebtedness (including guarantees);

(vi)       all Contracts with any Governmental Entity;

(vii)      any Contract under which Surge has advanced or loaned any other Person any amounts;

(viii)     any Contract that would prohibit or is otherwise reasonably likely to materially delay the consummation of the Transactions;

(ix)       any Contract providing for the settlement of any Proceeding against Surge pursuant to which Surge has any existing material obligations, other than solely obligations of confidentiality;

(x)        any lease or similar agreement pursuant to which: (A) Surge is the lessee of, or holds or uses, any machinery, equipment, vehicle or other tangible personal property owned by any Person for an annual rent in excess of $50,000 or (B) Surge is the lessor of, or makes available for use by any Person, any tangible personal property owned by it for an annual rent in excess of $50,000;

(xi)       any Contract relating to an Affiliate Transaction or Interest;

(xii)      all Contracts that limit or restrict Surge (or Surviving Surge after the Closing) from competing, engaging in any line of business, developing, marketing or distributing products or services or in any geographic area or with any Person or that would otherwise materially limit the freedom of Surviving Surge from engaging in any material line of business after the Closing or from acquiring any interest in another Person;

(xiii)      any Contract that provides any customer with pricing, discounts or benefits that change based on the pricing, discounts or benefits offered to other customers or clients of Surge, including any Contract which contains a “most favored nation” provision;

(xiv)     any Contracts that provide for any joint venture, partnership, co-investment or similar arrangement by Surge;

(xv)      any Contracts that obligate Surge to make capital expenditures after the date of this Agreement in an amount greater than $100,000;

(xvi)     any Contract that grants any right of first refusal, right of first offer, or similar right with respect to any material assets, rights, or properties of Surge (or Surviving Surge) after the Closing;

(xvii)    any Contract (excluding purchase orders, statements of work, confidentiality agreements or similar ancillary documents unless such purchase orders or statements of work are the sole Contract with such customer) with a Material Customer;

(xviii)   any master purchase, supply or service Contract (excluding purchase orders, statements of work, confidentiality agreements or similar ancillary documents unless such purchase orders or statements of work are the sole Contract with such supplier) with a Material Supplier;

(xix)      any Contract pursuant to which Surge is a recipient of a license, sublicense (of any tier), release of claims, covenant not to sue or assert, grant of immunity from suit, an agreement to coexist, or other right under any Intellectual Property Rights (other than “off-the-shelf” or “shrink-wrap” licenses for non-customized commercially available software);

(xx)       any Contract pursuant to which Surge is a grantor of a license, sublicense (of any tier), release of claims, covenant not to sue or assert, grant of immunity from suit, agreement to coexist, or other right under any Intellectual Property Rights;

(xxi)      any Contract pursuant to which Surge has (a) sold, assigned to a third party any Intellectual Property Right, or (b) purchased or received an assignment from any other Person any Intellectual Property Right (other than Contracts with employees and contractors on Surge’s standard form for such employees or contractors, where a copy of such standard form has been provided to Motor prior to the date hereof);

(xxii)     any Contract relating to the Leased Real Property;

(xxiii)    any agreement relating to any interest rate, foreign exchange, derivatives or hedging transactions;

(xxiv)    any Contract (or group of related Contracts) (excluding purchase orders, and statements of work, unless such purchase orders or statements of work are the sole Contract with the counterparty thereto) to which Surge is party and not previously required to be disclosed on Section 2.12(a) of the Surge Disclosure Schedule, under which Surge: (A) sold or purchased (or agreed to sell or purchase) products or services pursuant to which the aggregate of payments due to or from Surge, respectively, in the 12 months ended March 31, 2019, were equal to or exceeded $250,000; (B) reasonably anticipates that it will be selling or purchasing products or services during the 12 months ended March 31, 2019, in which the aggregate payments due to or from Surge, respectively, for such products or services are reasonably expected to equal or exceed $250,000; or (C) reasonably anticipates that it will be selling or purchasing products or services for consideration of $500,000 in the aggregate over the life of the Contract;

(xxv)    any Contract with any HCP; or

(xxvi)   any other Contract not previously disclosed pursuant to this Section 2.12 that would be required to be filed as an exhibit to a Form 10-K filed by Surge as of the date of this Agreement pursuant to the reporting requirements of the Exchange Act if Surge were subject to such reporting requirements.

Each Contract of the type described in this Section 2.12(a) is referred to herein as a “Surge Material Contract”. True, correct and complete copies of each Surge Material Contract, including all amendments and supplements thereto and waivers thereunder have been made available by Surge to Motor prior to the date of this Agreement.

(b)          Each Surge Material Contract is legally valid and binding on Surge and, to the Knowledge of Surge, is a legally valid and binding obligation of the other parties thereto, in accordance with its terms and is in full force and effect. None of Surge or, to Surge’s Knowledge, any other party thereto is in material breach or violation of or material default under (nor is Surge or, to Surge’s Knowledge, any party thereto, alleged to be in material breach or violation of or material default under), or has provided or received any notice of any intention to terminate, any Surge Material Contract. To the Knowledge of Surge, no event or circumstance has occurred that, with notice or lapse of time or both, would constitute an event of default under any Surge Material Contract or result in any party having the right to terminate such Surge Material Contract or would cause or permit the acceleration or other changes of any right or obligation or the loss of any benefit thereunder. Since January 1, 2016, Surge has not waived any material rights under a Surge Material Contract.

Section 2.13         Litigation.

(a)           Except for Proceedings and Orders that would not reasonably be expected to involve, individually or in the aggregate, Losses to Surge of more than $25,000, as of the date of this Agreement, (i) there is no Proceeding pending or, to the Knowledge of Surge, threatened against or directly related to Surge and (ii) Surge is not subject to any Order. There are no Proceedings or Orders that challenge or seek to prevent, enjoin or otherwise delay the Transactions. To the Knowledge of Surge, no event has occurred or circumstances exist that may give rise to, or serve as a basis for, any Proceeding or Order of the type described in the first two sentences of this Section 2.13(a).

(b)           As of the date of this Agreement, there are no Proceedings (excluding counterclaims) that Surge presently intends to initiate that if determined adversely to Surge would have a Surge Material Adverse Effect.

Section 2.14         Environmental Matters.

(a)           Surge is currently and, since January 1, 2016, has been in compliance with all Environmental Laws in all material respects and Surge has not ever received from any Person any: (i) Environmental Notice or Environmental Claims; or (ii) written request for information regarding a violation or potential violation of Environmental Law, which, in each case, either remains pending or unresolved, or is the source of ongoing obligations or requirements.

(b)           Surge has obtained and is in material compliance with all Environmental Permits (each of which is disclosed in Section 2.14(b) of the Surge Disclosure Schedule) necessary for the ownership, lease, operation or use of the business and assets of Surge and all such Environmental Permits are in full force and effect, and applicable applications to renew such Environmental Permits have been filed in a manner such that the permits remain in effect during the pendency of the application, and no proceeding is pending or, to the Knowledge of Surge, threatened to revoke, terminate or modify such Environmental Permits.

(c)           No real property currently or, to the Knowledge of Surge, formerly owned, operated or leased by Surge is listed on, or has been proposed for listing on, the National Priorities List (or CERCLIS) under CERCLA, or any similar state list.

(d)           There has been no Release of Hazardous Materials with respect to the business or assets of Surge or on, at, to, from, in or under any real property currently owned, operated or leased by Surge or during the term of Surge’s ownership, operation or lease, any real property formerly owned, operated or leased by Surge or on, at, to, from, in or under any facility at which Hazardous Materials from the operations of Surge have come to be located, except for Releases of Hazardous Materials that would not result in a material Liability under Environmental Law. Surge has not received an Environmental Notice or Environmental Claim that any real property currently or formerly owned, operated or leased in connection with the business of Surge (including soils, groundwater, surface water, buildings and other structure located on any such real property) has been contaminated with any Hazardous Material which could reasonably be expected to result in an Environmental Claim against, or a violation of Environmental Law or term of any Environmental Permit by, Surge, except for such Environmental Claims or violations that would not be reasonable expected to result in a material liability under Environmental Law.

(e)           Section 2.14(e) of the Surge Disclosure Schedule contains a complete and accurate list of all off-site Hazardous Materials treatment, storage, or disposal facilities or locations used by Surge and any predecessors as to which Surge may retain Liability, and none of these facilities or locations has been placed or proposed for placement on the National Priorities List (or CERCLIS) under CERCLA, or any similar state list, and Surge has not received any Environmental Notice regarding potential Liabilities with respect to such off-site Hazardous Materials treatment, storage, or disposal facilities or locations used by Surge.

(f)            Surge has not retained or assumed, by Contract or operation of Law, any Liabilities or obligations of third parties under Environmental Law.

(g)           Surge has provided or otherwise made available to Motor any and all material environmental reports, studies, audits, sampling data, site assessments, risk assessments, economic models and other similar documents with respect to the business or assets of Surge or any currently or formerly owned, operated or leased real property which are in the possession or control of Surge related to compliance with Environmental Laws, Environmental Claims or an Environmental Notice or the Release of Hazardous Materials.

(h)           The representations and warranties contained in this Section 2.14 are the only representations and warranties which apply to environmental matters.

Section 2.15         Intellectual Property.

(a)           Section 2.15(a) of the Surge Disclosure Schedule identifies, as of the date of this Agreement, (i) each item of Surge Registered Intellectual Property, (ii) each item of Registered Intellectual Property licensed to Surge pursuant to the SWAI Agreement (the “SWAI Licensed Intellectual Property”), and (iii) for each item of Registered Intellectual Property required to be listed on Section 2.15(a) of the Surge Disclosure Schedule, (1) the current owner(s), (2) the jurisdiction of application or registration, (3) the application and registration number, as applicable, and (4) the date of application and registration, as applicable. Except as set forth on Section 2.15(a) of the Surge Disclosure Schedule, all Surge Owned Intellectual Property listed thereon has not been abandoned, and any and all renewal and maintenance fees, taxes, annuities or other fees payable in respect to such Surge Owned Intellectual Property and due before the Outside Date have been paid in full through the Outside Date, and except as set forth on Section 2.15(a) of the Surge Disclosure Schedule, no such fees are due in the three month period after the Outside Date. The Registered Intellectual Property rights that are SWAI Licensed Intellectual Property are in full force and effect and have not lapsed, expired, or otherwise terminated and are, to the Knowledge of Surge, valid and enforceable, and neither Surge nor any of its Affiliates have received any written notice relating to the lapse, expiration or other termination of any such SWAI Licensed Intellectual Property.

(b)           Surge solely owns and has the exclusive right, except as otherwise set forth in a Contract set forth on Section 2.12(a)(xix)-(xxi) of the Surge Disclosure Schedule, “off-the-shelf” or “shrink-wrap” licenses for non-customized commercially available software and Contracts with employees and contractors on Surge’s standard form for such employees or contractors, to use all Surge Intellectual Property for the life thereof for any purpose, free from any Liens (other than Permitted Liens). Immediately upon the consummation of the Transactions, ParentCo or an Affiliate of ParentCo will own or have licensed to it all of the Surge Intellectual Property, in each case free from Liens (other than Permitted Liens) and on the same terms and conditions as in effect prior to the Closing.

(c)           Since January 1, 2016, no Proceedings have been instituted or are pending, or have been threatened in writing, or, to the Knowledge of Surge, otherwise threatened, against Surge, that challenge Surge’s ownership of or rights in the Surge Owned Intellectual Property or the right of Surge to exploit any other Intellectual Property Rights. Since January 1, 2016, Surge has not received any written notice challenging the validity, enforceability, or scope of any Surge Owned Intellectual Property. Since January 1, 2016, no Person has notified Surge in writing that such Person is claiming any ownership of or right to use any Surge Owned Intellectual Property. None of the Surge Owned Intellectual Property is the subject of any outstanding Order. To the Knowledge of Surge, no Proceedings have been instituted or are pending that challenge the validity, enforceability, scope or ownership of the SWAI Licensed Intellectual Property. Surge has not received written notice, including any opinion of counsel, that challenges or questions the validity, enforceability, scope or ownership of any of the SWAI Licensed Intellectual Property.

(d)           Surge has taken commercially reasonable steps to establish Surge’s rights in Surge Owned Intellectual Property, and to safeguard and maintain the secrecy and confidentiality of its Trade Secrets. Surge has entered into written agreements with every present and former Surge Equityholder, manager, director, officer, employee, contractor, agent or any other Person who is or was involved in the creation, conception, or development of any material Surge Owned Intellectual Property, whereby such Surge Equityholder, manager, director, officer, employee, contractor, or other Person assigns to Surge any and all right, title and interest such Person may have in the Surge Owned Intellectual Property. No present or former Surge Equityholder, manager, director, officer, employee, contractor or agent of Surge, or any other Person who was involved in the creation, conception, or development of Surge Owned Intellectual Property, holds any right, title or interest, directly or indirectly, in whole or in part, in or to any Surge Owned Intellectual Property.

(e)           The conduct of the business as conducted by Surge, including the sale and distribution of TheraSkin® by Surge, has not infringed, misappropriated or otherwise violated and does not infringe, misappropriate or otherwise violate (i) any Intellectual Property Rights of SWAI or any Affiliates of SWAI, (ii) any Intellectual Property Rights, excluding Patents, of any other Person except SWAI and Affiliates of SWAI, or (iii) to the Knowledge of Surge, any Patent of any other Person except SWAI and Affiliates of SWAI. Surge has not received any written claims of such infringement, misappropriation or other violation. To the Knowledge of Surge, no other Person has infringed, misappropriated or otherwise violated, or is infringing, misappropriating or otherwise violating any Surge Owned Intellectual Property or any SWAI Licensed Intellectual Property.

(f)       Surge has complied in all material respects with all applicable data protection and security Laws and maintains and uses reasonable efforts to enforce policies and procedures regarding data security, privacy, data transfer and the use of data (the “Surge Data Protection Program”) that enable Surge to comply in all material respects with all applicable Laws in relation to data protection and the security of all information owned or used by Surge (“Surge Data”). The Surge Data Protection Program includes, in accordance with applicable Law, (i) commercially reasonable administrative, technical, personnel, organizational and physical safeguards designed to safeguard the security, confidentiality and integrity of Surge Data and to protect it against loss and unauthorized access, use, modification, disclosure or other misuse; and (ii) commercially reasonable procedures to remediate information security breaches.

(g)           All of Surge’s information technology and computer systems (including computer software, information technology and telecommunication hardware and other equipment) used in the conduct of Surge’s business or relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information whether or not in electronic format, including personally identifiable information and personal health information (“Surge IT Systems”) comply in all material respects with all applicable Law and are reasonably maintained by technically competent personnel, in accordance with reasonably prudent policies and procedures and, to the Knowledge of Surge, do not contain any viruses, worms, Trojan horses, bugs, faults or other devices, errors, contaminants or effects that (i) significantly disrupt or adversely affect the functionality of any Surge IT Systems or other software or systems, except as disclosed in their documentation, or (ii) enable or assist any Person to access without authorization any Surge IT Systems. Surge IT Systems are commercially reasonably sufficient for Surge’s current needs in the operation of the business as presently conducted. Since January 1, 2016, Surge has taken commercially reasonable measures to provide for the back-up and recovery of the Surge Data, including personally identifiable information, necessary to the conduct of the business as currently conducted (including such Surge Data that is stored on magnetic, optical, or solid state media in the ordinary course) without disruption to, or interruption in, the conduct of the business of Surge as currently conducted. To the Knowledge of Surge, Surge has not experienced an unauthorized access of any of the Surge IT Systems or any other information security breach. Immediately after the Closing, ParentCo or an Affiliate of ParentCo will own or have licensed to it all of the Surge Data and Surge IT Systems, in each case free from Liens (other than Permitted Liens) and will be able to use the Surge Data and Surge IT Systems in the same manner as used by Surge prior to the Closing.

Section 2.16         Tax Matters.

(a)           Surge has timely filed (taking into account any extension of time within which to file) all income and other Tax Returns required to have been filed by or with respect to Surge, and all such Tax Returns were and are true, correct and complete in all material respects. Since January 1, 2016, no written claim has been made by a Governmental Entity in a jurisdiction where Surge does not file Tax Returns that Surge is or may be subject to Taxes in such jurisdiction, which claim has not been resolved.

(b)           All Taxes of Surge required to be paid (whether or not shown on any Tax Return) have been timely paid.

(c)           No deficiencies for any material amount of Taxes have been proposed or assessed in writing against Surge by any Governmental Entity except for deficiencies that have since been resolved. Surge (i) is not the subject of any currently ongoing Tax audit or other proceeding with respect to Taxes and (ii) has not waived any statute of limitations in respect of any material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency, which waiver or extension is currently in effect.

(d)           Surge has no Liability for the sharing, indemnification or allocation of material Taxes with another Person (excluding customary Tax indemnification provisions in ordinary-course commercial Contracts not primarily relating to Taxes).

(e)           Surge has no Liability for the Taxes of any Person (other than Taxes of Surge) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law) or as a transferee, successor or by Contract.

(f)            Subject to exceptions as would not be material, Surge has withheld and timely paid to the appropriate Governmental Entity all Taxes required by applicable Law to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, Surge Equityholder or other third party.

(g)           At all times since its formation, Surge has been properly and validly treated and classified for all U.S. federal and applicable state and local tax purposes as a “partnership” (as defined in the Code).

(h)           Surge (nor any predecessor of Surge) has not been a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355 of the Code) in a transaction intended to qualify under Section 355 of the Code within the past two years.

(i)            Surge has not entered into any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(j)            There are no Liens with respect to any Taxes on any of the assets of Surge, other than Permitted Liens.

(k)           Surge hereby represents and warrants that promptly after consummation of the Combination Merger, each of the Surge Blockers will liquidate and dissolve in accordance with applicable state Law and treat such liquidation for federal tax purposes as a distribution of all of its properties pursuant to Code Section 368(a)(1)(G).

(l)            Surge hereby represents and warrants and covenants to ParentCo as follows: (i) the Surge Units owned by each of the Surge Blockers and in respect of which each such Surge Blocker receives ParentCo Common Stock pursuant to the Combination Merger represents “substantially all” of the assets of each of the Surge Blockers, respectively (within the meaning of Code Section 368(a)(1)(C)), (ii) as of the Closing, none of the Surge Blockers has any material amount of liability or obligations of any kind, (iii) each of the Surge Blockers is, and at all times since their inception have been, properly and validly treated and classified for all U.S. federal and applicable state and local tax purposes as “domestic corporations” (within the meaning of Code Section 7701), (iv) upon receipt by each direct shareholder of each of the Surge Blockers of ParentCo Common Stock in connection with the distribution of such ParentCo Common Stock by the Surge Blockers as described in the immediately preceding paragraph, none of such direct shareholders has any current plan or current intention (and none of such direct shareholders will be under any agreement) to sell or otherwise transfer or dispose of such shares of ParentCo Common Stock.

Section 2.17         Healthcare.

(a)           Surge and each of its directors, officers, employees, contractors, agents or collaborators (while acting in such capacity) and, to Surge’s Knowledge, each Surge Manufacturer, is, and since January 1, 2016 has been, in compliance with all Laws and Orders applicable to its business, including but not limited to all Healthcare Laws. Surge has not furnished any item or service at no cost or at an amount below fair market value, or provided any form of financial incentive or remuneration, to any Person which submits claims for payment to Medicare or Medicaid, except where explicitly permitted by Law.

(b)           From January 1, 2016 to the date of this Agreement, neither Surge nor, to Surge’s Knowledge, any Surge Manufacturer has received any notice that it is subject to any pending or threatened Proceeding from any Governmental Entity relating to, arising out of, or in connection with the Manufacture, Promotion, use, distribution or sale of any biologic, drug, medical device, or human cell, tissue, or cellular and tissue-based product that is adverse to Surge or such Person, including a consent decree, injunction, suspension, termination or withdrawal of an applicable license, registration or Surge Permit applicable to its business or operations. From January 1, 2016 to the date of this Agreement, neither Surge, nor to Surge’s Knowledge any Surge Manufacturer, has received any notice that it is subject to any inspectional finding, investigation, penalty, fine, sanction, assessment, request for corrective or remedial action, warning letter, regulatory letter, or other notice, communication, or correspondence from any Governmental Entity.

(c)           All applications, notifications, submissions, information, claims, reports and other data or information submitted by or on behalf of Surge or any Product to the American Association of Tissue Banks (“AATB”) or to any Governmental Entity since January 1, 2016 were complete and correct in all material respects as of the date of submission and any necessary or required updates, changes, corrections or modification to such applications, submissions, information and data have been submitted to AATB or the relevant Governmental Entity. Neither Surge, any of its directors, managers, officers, employees, agents or affiliates nor, to Surge’s Knowledge, any Surge Manufacturer or any Surge Manufacturer’s directors, managers, officers, employees, agents or affiliates, has made an untrue statement of material fact or fraudulent statement to the AATB or a Governmental Entity, or in any records and documentation prepared or maintained to comply with the applicable Laws and Orders, with respect to any products, facilities or businesses of Surge, or failed to disclose a material fact required to be disclosed to the AATB or any such Governmental Entity.

(d)           All activities necessary to conduct the business (including recovering, processing, storing, labeling, packaging, distributing, screening or testing biological material and Promotion of Products) being conducted by, or for or on behalf of Surge by any Person, are being, and at all times since January 1, 2016 have been conducted in material compliance with all applicable Laws, Orders, and Surge Permits, including as applicable current good laboratory practice requirements and current good tissue practice requirements and statements as to use.

(e)           Neither Surge, nor any of its officers, directors or employees or, to the Knowledge of Surge, Surge Manufacturers, collaborative partners, agents or subcontractors have (i) been convicted of any crime or engaged in any conduct which has resulted or could result in debarment or disqualification by the FDA or any other applicable Governmental Entity or (ii) failed to disclose a material fact required to be disclosed to any applicable Governmental Entity, and there are no proceedings pending or, to the Knowledge of Surge, threatened that would reasonably be expected to result in criminal or civil liability or debarment or disqualification by the FDA or any other applicable Governmental Entity. Neither Surge, nor to the Knowledge of Surge, any of its officers, directors, employees, agents or collaborative partners, have committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for the FDA to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” or for any other applicable Governmental Entity to invoke any similar policy.

(f)            All studies, tests, and preclinical and clinical research being conducted by or, to the Knowledge of Surge, on behalf of Surge, with respect to any Product, are being, and at all times have been (to the extent required under applicable Laws at the time), conducted in compliance with all applicable Laws, including, as applicable, good laboratory practice regulations set forth in 21 C.F.R. Part 58, good clinical practices, as defined or recognized by the FDA, other applicable provisions of the Federal Food, Drug and Cosmetic Act and its applicable implementing regulations at 21 C.F.R. Parts 50, 54, 56, 58, 312 and 812, and comparable applicable Laws of any other applicable Governmental Entity. No clinical trial conducted by or, to the Knowledge of Surge, on behalf of Surge with respect to any Product has been terminated or suspended prior to completion for safety or non-compliance reasons, and neither the FDA nor any other applicable Governmental Entity, clinical investigator or institutional review board that has or had jurisdiction over or participated in any such clinical trial has initiated or, to the Knowledge of Surge, threatened in writing to initiate, any action to place a clinical hold order on, or otherwise terminate, materially delay or suspend, any such ongoing clinical trial, or to disqualify, restrict or debar any clinical investigator or other Person involved in any such clinical trial.

(g)           Section 2.17(g) of the Surge Disclosure Schedule sets forth a complete and accurate listing of all preclinical, scientific (in vitro) and clinical studies, together with the dates and brief descriptions of such studies, previously or currently undertaken or sponsored by Surge with respect to any Product. All material information regarding the efficacy, safety and utility of the Products has been collected and maintained in accordance with accepted industry practices and has been made available ParentCo.

(h)           Neither Surge, nor any of its holders of Equity Interests, officers, directors, employees, independent contractors, or agents (as such term is defined in 42 C.F.R. § 1001.1001(a)(1)(ii)): (i) has been debarred, excluded or suspended from participation in any federal or state healthcare program; (ii) has had a civil monetary penalty assessed against it, him or her under Section 1128A of the Social Security Act of 1935, codified at title 42, Chapter 7, of the United States Code; (iii) is currently listed on the General Services Administration/System for Award Management published list of parties excluded from federal procurement programs and non-procurement programs; (iv) is, to the Knowledge of Surge, the target or subject of any current investigation by a Governmental Entity relating to any federal or state healthcare program-related offense or violation; or (v) is currently charged with or has been convicted of any criminal offense relating to the delivery of any item or service under any federal or state healthcare program.

(i)            To the extent Surge provides reimbursement coding or billing advice regarding any Product or procedures related thereto, such advice is and has, since January 1, 2016, been accurate, true and complete and in compliance with the coverage, coding and payment requirements of federal or state healthcare programs and any other applicable Laws governing a federal or state healthcare programs. Neither Surge nor any of its affiliates, officers, directors, managing employees, independent contractors, or agents provides or has provided reimbursement, prior authorization or appeals support services with respect to the Products or any medical services.

Section 2.18         Insurance. Section 2.18 of the Surge Disclosure Schedule sets forth all insurance policies and all self-insurance programs and arrangements relating to the business, equipment, properties, employees, officers, directors, assets or operations of Surge (the “Insurance Policies”). Surge has made available to Motor true, correct and complete copies of all Insurance Policies. Each of the Insurance Policies is in full force and effect, all premiums due and payable thereon have been paid when due and Surge is in compliance in all material respects with the terms and conditions of such Insurance Policies. Since January 1, 2016, Surge has not received any written notice regarding any invalidation or cancellation of any Insurance Policy that has not been renewed in the ordinary course without any lapse in coverage. Since January 1, 2016 there has not been any claim pending under any such Insurance Policy that has been denied or disputed by the insurer thereof.

Section 2.19         Properties and Assets. The buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property of Surge are structurally sound, are in good operating condition and repair, and are adequate for the uses to which they are being put, and none of such buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property is in need of maintenance or repairs except for ordinary, routine maintenance and repairs, and Surge holds good and valid title to, or a valid leasehold interest in or valid license to, each such assets (subject to the Permitted Liens). The buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property currently owned or leased by Surge, together with all other properties and assets of Surge, are sufficient for Surge’s business as currently conducted and constitute all of the rights, property and assets necessary to conduct the business of Surge as currently conducted. To the Knowledge of Surge, there are no facts or conditions affecting any assets or properties that, with or without notice or the lapse of time, or both, would reasonably be expected to, individually or in the aggregate, interfere with the use, occupancy or operation of such assets or properties. The Permitted Liens on the assets and properties of Surge, individually or in the aggregate, do not materially interfere with the current use of any such asset or property by Surge or materially detract from the value of any such asset or property.

Section 2.20         Real Property. Section 2.20 of Surge Disclosure Schedule sets forth (a) a true, correct and complete list of all real property leased or licensed by Surge (collectively, the “Leased Real Property”), (b) the address for each Leased Real Property, (c) the expiration date of the lease underlying each Leased Real Property, (d) the annual base rent of each Leased Real Property, (e) the name of the lessee(s) and third party lessor(s) thereof, and (f) the date of the lease contract relating thereto. Except for the Leased Real Property, there are no other properties occupied by Surge in the conduct of business by Surge. Surge has good and valid title to the leasehold estate under the Contract for the Leased Real Property free and clear of any Liens other than Permitted Liens. None of the Leased Real Property is subject to any leases, tenancies or occupancies other than that of Surge. All of the material buildings, fixtures and other improvements located on the Leased Real Property are adequate and suitable for the purpose of conducting Surge’s business as presently conducted. Surge is not a lessor, sublessor or grantor under any lease, sublease or other instrument granting to another Person any right to the possession, lease, occupancy or enjoyment of the Leased Real Property. Surge does not own, and has never owned, any real property.

Section 2.21         Inventory. All material inventory of Surge, whether or not reflected in the Surge Balance Sheet, consists of a quality and quantity usable and salable in the ordinary course of business consistent with past practice, except for obsolete, damaged, defective or slow-moving items that have been written off or written down to fair market value or for which adequate reserves have been established on the Surge Balance Sheet. Except as disclosed on Section 2.21 of the Surge Disclosure Schedule, all such material inventory is owned by Surge free and clear of all Liens other than Permitted Liens, and no inventory is held on a consignment basis. The quantities of each item of material inventory (whether raw materials, work-in-process or finished goods) are not excessive, but are reasonable in the present circumstances of Surge.

Section 2.22         Accounts Receivable. All material accounts receivable reflected on the Surge Balance Sheet and all material accounts receivable arising after the date thereof (a) have arisen from bona fide transactions entered into by Surge involving the sale of goods or the rendering of services in the ordinary course of business consistent with past practice; (b) constitute only valid, undisputed claims of Surge not subject to claims of set-off or other defenses or counterclaims other than normal cash discounts accrued in the ordinary course of business consistent with past practice and normal product returns in the ordinary course of business consistent with past practice; and (c) subject to a reserve for bad debts shown on the Surge Balance Sheet, if any, or, with respect to material accounts receivable arising after the Surge Balance Sheet Date, on the accounting records of Surge, if any, are collectible in full in accordance with their terms.

Section 2.23         Customers and Suppliers.

(a)           Section 2.23(a) of the Surge Disclosure Schedule sets forth (i) each direct and indirect customer of Surge (including direct purchasers of Surge’s TheraSkin® product) who has paid aggregate consideration to Surge for goods or services rendered in an amount greater than or equal to $75,000 in the 12 month period ended March 31, 2019 (collectively, the “Material Customers”); and (ii) the amount of consideration paid by each Material Customer during such period. Surge has not received any notice, and has no reasonable basis to believe, that any of its Material Customers has ceased, or intends to cease after the Closing, to use its goods or services or to otherwise terminate or materially reduce its relationship with Surge.

(b)           Section 2.23(b) of the Surge Disclosure Schedule sets forth (i) each Surge Manufacturer or supplier to whom Surge has paid consideration for goods or services relating to Products and rendered in an amount greater than or equal to $75,000 in the 12 month period ended March 31, 2019 (collectively, the “Material Suppliers”); and (ii) the amount of purchases from each Material Supplier during such period. Surge has not received any notice, and has no reasonable basis to believe, that any of its Material Suppliers has ceased, or intends to cease, to supply goods or services to Surge or to otherwise terminate or materially reduce its relationship with Surge.

Section 2.24        Brokers. Except for Canaccord Genuity LLC, neither Surge nor any Surge Equityholder, director, officer, employee or affiliate of Surge, has incurred or will incur on behalf of Surge, any brokerage, finders’, financial advisory or similar fee in connection with the Transactions. A true, correct and complete copy of the Contract between Surge and Canaccord Genuity, LLC has been made available to Motor.

Section 2.25        Books and Records. The minute books and record books of Surge, all of which have been made available to Motor, are complete and correct and have been maintained in accordance with sound business practices. The minute books of Surge contain accurate and complete records of all meetings, and actions taken by written consent of, the Surge Unitholders, the Surge Board and any committees of the Surge Board, and no meeting, or action taken by written consent, of any such Surge Unitholders, Surge Board or committee has been held for which minutes have not been prepared and are not contained in such minute books.

Section 2.26         Affiliated Transactions. Except as set forth on Section 2.26 of the Surge Disclosure Schedule, no officer or manager of Surge and no Surge Equityholder (or any such Person’s immediate family members, Affiliates or associates) (an “Affiliated Person”) is a party, either directly or indirectly, to any Contract or transaction with Surge or has any interest in any material property used by Surge or has engaged in any transaction with any of the foregoing since January 1, 2018 (collectively, “Affiliate Transactions or Interests”).

Section 2.27         Banks; Powers of Attorney. Section 2.27 of the Surge Disclosure Schedule lists as of the date hereof the names and locations of all banks in which Surge has accounts or safe deposit boxes and the names of all Persons authorized to draw thereon or to have access thereto. Except as set forth in Section 2.27 of the Surge Disclosure Schedule, no Person holds a power of attorney to act on behalf of Surge.

Section 2.28         Reorganization. Neither Surge nor any Surge Unitholder has taken or agreed to take any action that is not contemplated by this Agreement and that would reasonably be expected to (a) prevent the Reincorporation Merger from qualifying, for U.S. federal and applicable state and local tax purposes as a transaction described in Section 351, Section 368(a)(1)(A) and Section 368(a)(2)(E) of the Code, or (b) prevent the Combination Merger from qualifying for U.S. federal and applicable state and local tax purposes as a transaction described in Section 351 of the Code and the regulations promulgated thereunder, or with respect to the Surge Blockers, a transaction described in Section 368(a)(1)(C) of the Code and the regulations promulgated thereunder.

Section 2.29         Vote Required. Except as set forth on Section 2.29 of the Surge Disclosure Schedule, the Requisite Surge Unitholder Approval is the only vote or consent required by the DLLCA, the Surge Operating Agreement, or any holder of Equity Interests of Surge to approve this Agreement and consummate the Transactions to which Surge is a party, including the Combination Merger.

Section 2.30         Disclosure. None of the information supplied or to be supplied by or on behalf of Surge for inclusion or incorporation by reference in the Form S-4 (including the Joint Proxy and Consent Solicitation Statement/Prospectus), the Surge Equityholder Notices or the Surge Warrant Notice will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading; provided that no representation is made by Surge with respect to statements made or incorporated by reference in the Form S-4 (including the Joint Proxy and Consent Solicitation Statement/Prospectus), the Surge Equityholder Notices or the Surge Warrant Notice based on information supplied by Motor for inclusion or incorporation by reference therein.

ARTICLE 3.
REPRESENTATIONS AND WARRANTIES OF MOTOR

Except as set forth in (a) the Motor SEC Documents filed with the SEC since January 1, 2016 and publicly available via the SEC’s EDGAR service at least two Business Days prior to the date of this Agreement (including exhibits and other information incorporated by reference therein, but excluding any disclosure contained in such Motor SEC Documents under the heading “Risk Factors”, “Cautionary Note Regarding Forward Looking Statements” or similar heading and other disclosures that are similarly predictive, cautionary or forward looking in nature); or (b) the disclosure schedule delivered by Motor and the Merger Subs to Surge concurrently with the execution of this Agreement (the “Motor Disclosure Schedule”) (with each exception set forth in the Motor Disclosure Schedule being identified by reference to, or grouped under a heading referring to, a specific individual section or subsection of this Agreement and relating only to such section or subsection; provided, however, that a matter disclosed with respect to one representation or warranty shall also be deemed to be disclosed with respect to each other representation or warranty to which the relevance of such matter disclosed is reasonably apparent on its face), Motor, ParentCo and each Merger Sub hereby represent and warrant to Surge as follows:

Section 3.1           Organization, Qualification, Subsidiaries, etc .

(a)           Motor is a corporation duly organized, validly existing and in good standing under the Laws of the State of New York. ParentCo is a corporation duly organized, validly existing and in good standing under the Laws of the State of New York. Merger Sub One is a corporation duly organized, validly existing and in good standing under the Laws of the State of New York. Merger Sub Two is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware.

(b)           Each of the other Subsidiaries of Motor (each a “Motor Subsidiary” and, collectively, the “Motor Subsidiaries”) is a legal entity duly organized, validly existing and, where relevant, in good standing under the Laws of its respective jurisdiction of organization. Each of Motor, ParentCo, each Merger Sub and the Motor Subsidiaries has all requisite corporate or similar power and corporate or similar authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or, where relevant, in good standing, or to have such power or authority would not have a Motor Material Adverse Effect.

(c)           Motor has made available to Surge true, correct and complete copies of the currently effective Certificate of Incorporation and Bylaws or equivalent governing documents of Motor, ParentCo and the Merger Subs, each as amended to the date hereof (the “Motor Governing Documents”).

Section 3.2            Capitalization.

(a)           The authorized capital stock of Motor consists of 40,000,000 shares of Motor Common Stock and 10,000,000 shares of Motor Preferred Stock, par value $0.01 per share (the “Motor Preferred Stock”). As of April 30, 2019, (i) 9,641,103 shares of Motor Common Stock were issued and outstanding, including 213,400 shares of Motor Common Stock issuable with respect to restricted stock awards, (ii) no shares of Motor Common Stock were held in treasury, (iii) no shares of Motor Preferred Stock were issued and outstanding, (iv) 1,169,481 shares of Motor Common Stock were subject to outstanding options to purchase shares of Motor Common Stock, and (v) 606,552 shares of Motor Common Stock were reserved for issuance upon the vesting of equity awards (other than options) granted or issuable by Motor under employee and director stock plans.

(b)           Except as described in Section 3.2(a), there are no options, warrants, calls, conversion rights, stock appreciation rights, redemption rights, repurchase rights or other preemptive or outstanding rights, agreements, arrangements or commitments of any character obligating Motor to issue, acquire or sell any shares of Motor Common Stock or other Equity Interests of Motor or any securities obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of Motor, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

(c)           There are no outstanding contractual obligations of Motor (i) affecting the voting rights of, (ii) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (iii) requiring the registration for sale of or (iv) granting any preemptive or antidilutive rights with respect to, any shares of Motor Common Stock or other Equity Interests in Motor.

(d)           Subject to the approval the ParentCo Stock Issuance, all shares of ParentCo Common Stock to be issued as part of the Surge Merger Consideration have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will have been validly issued, fully paid and non-assessable and free of pre-emptive rights.

Section 3.3           Authority. Each of Motor, ParentCo and each Merger Sub has all necessary corporate (or equivalent) power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions to which it is a party, subject to obtaining the Motor Shareholder Approval. The execution and delivery of this Agreement by each of Motor, ParentCo and each Merger Sub, as applicable, and the consummation by Motor, ParentCo and each Merger Sub of the Transactions to which they are a party have been duly authorized by all necessary corporate (or equivalent) action, and no other corporate (or equivalent) proceedings on the part of Motor, ParentCo or the Merger Subs and, other than the receipt of the Motor Shareholder Approval, no votes of the holders of Motor Equity Interests are necessary to authorize this Agreement or to consummate the Transactions to which Motor, ParentCo or a Merger Sub is a party, other than the adoption of this Agreement by Motor as the sole stockholder of ParentCo and the adoption of this Agreement by ParentCo as the sole stockholder of Merger Sub One, the execution and filing of the Certificate of Reincorporation Merger with the NYDoS and the execution and filing of the Certificate of Combination Merger with the DSS in accordance with the DLLCA. This Agreement has been duly and validly executed and delivered by Motor, ParentCo and each Merger Sub, and assuming due authorization, execution and delivery by Surge, constitutes the valid and binding legal obligation of Motor, ParentCo and each Merger Sub, enforceable against Motor, ParentCo and each Merger Sub in accordance with its terms, except that (a) such enforcement may be subject to applicable bankruptcy, insolvency, fraudulent conveyance or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally and (b) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought.

Section 3.4           No Conflict. None of:

(a)           the execution and delivery of this Agreement and the Ancillary Documents to which Motor, ParentCo and the Merger Subs, as applicable, are a party by Motor and the Merger Subs, as applicable, or

(b)           subject to the receipt of the Motor Shareholder Approval, the adoption of this Agreement by Motor as the sole stockholder of ParentCo and the adoption of this Agreement by ParentCo as the sole stockholder of Merger Sub One, the performance of this Agreement by Motor, ParentCo or the Merger Subs, the consummation by Motor, ParentCo or the Merger Subs of the Reincorporation Merger and the Combination Merger or any other Transactions to which they are a party, or compliance by Motor, ParentCo or the Merger Subs with any of the provisions of this Agreement will (with or without notice or lapse of time, or both):

(i)         conflict with or violate any provision of the Motor Governing Documents, or the certificate of incorporation or by-laws or similar organizational and governing documents of ParentCo or the Merger Subs;

(ii)        assuming that all consents, approvals, authorizations and permits described in Section 3.5 have been obtained and all filings and notifications described in Section 3.5 have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Motor, ParentCo or the Merger Subs or any of their respective properties or assets; or

(iii)       require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a default under, or result in termination or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien upon any of the respective properties or assets of Motor, ParentCo or the Merger Subs pursuant to any Contract to which Motor, ParentCo or the Merger Subs is a party, except, with respect to clauses (ii) and (iii) of this Section 3.4(b), for any such conflicts, violations, consents, breaches, losses, defaults, other occurrences or Liens which would not have a Motor Material Adverse Effect.

Section 3.5           Required Filings and Consents. None of the execution, delivery or performance of this Agreement by Motor, ParentCo and the Merger Subs, the consummation by Motor, ParentCo and the Merger Subs of the Transactions to which they are a party, as applicable, or compliance by Motor, ParentCo or the Merger Subs with any of the provisions of this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity, other than (a) (i) the execution and filing of the Certificate of Reincorporation Merger with the NYDoS in accordance with the NYBCL and (ii) the execution and filing of the Certificate of Combination Merger with the DSS in accordance with the DLLCA, (b) compliance with the applicable requirements of the Exchange Act, (c) compliance with the applicable requirements of the Securities Act, (d) compliance with any applicable foreign or state securities, “blue sky” or takeover law, (e) filings with the SEC as may be required by Motor, ParentCo or the Merger Subs in connection with this Agreement and the Transactions and (f) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to any Governmental Entity would not have a Motor Material Adverse Effect.

Section 3.6            SEC Filings; Financial Statements.

(a)            Since January 1, 2016, Motor has timely filed or otherwise furnished (as applicable) all registration statements, prospectuses, forms, reports, certifications, statements and other documents required to be filed or furnished by it under the Securities Act or the Exchange Act, as the case may be (such documents and any other documents filed or furnished by Motor with/to the SEC, including any publicly filed supplements, modifications or amendments, collectively, the “Motor SEC Documents”). As of their respective effective dates (in the case of the Motor SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Motor SEC Documents), or in each case, if amended prior to the date hereof, as of the date of the last such amendment, the Motor SEC Documents (i) complied in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, and the applicable rules and regulations promulgated thereunder and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which such statement were made, not misleading. Motor has made all certifications and statements required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as amended, with respect to the Motor SEC Documents and the statements contained in any such certifications were true and correct as of the date such certifications were made. As of the date hereof, neither Motor nor any of its officers has received notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications. As of the date hereof, there are no outstanding or unresolved comments received by Motor from the SEC with respect to any of the Motor SEC Documents. As of the date hereof, to the Knowledge of Motor, none of the Motor SEC Documents is the subject of ongoing SEC review or investigation.

(b)           All of the audited consolidated financial statements and unaudited consolidated interim financial statements of Motor and its consolidated Motor Subsidiaries included in the Motor SEC Documents, including the related notes and schedules (collectively, the “Motor Financial Statements”), (i) have been prepared in all material respects in accordance with the rules and regulations of the SEC with respect thereto and in accordance with GAAP applied on a consistent basis during the periods involved (except as may be expressly indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end audit adjustments which are not expected to be material individually or in the aggregate), (ii) fairly present in all material respects the consolidated financial position and the consolidated results of operations, cash flows and changes in stockholders’ equity of Motor and the consolidated Motor Subsidiaries as of the dates and for the periods referred to therein (except as may be expressly indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end audit adjustments which are not expected to be material individually or in the aggregate) and (iii) complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of such filing.

Section 3.7           Internal Controls. Motor maintains a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) as required by Rule 13a-15 and 15d-15 under the Exchange Act and reasonably sufficient to provide reasonable assurances that (a) transactions are executed only in accordance with management’s general or specific authorizations, (b) access to assets of Motor is permitted only in accordance with management’s general or specific authorization and (c) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Motor’s internal controls over financial reporting have been designed to provide reasonable assurance regarding the reliability of Motor’s consolidated financial reporting and the preparation of the Motor consolidated financial statements for external purposes in accordance with GAAP. Motor has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as required by Rules 13a-15 and 15d-15 of the Exchange Act and that provide reasonable assurance that all material information (both financial and non-financial) required to be disclosed by Motor in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Motor’s management as appropriate to allow timely decisions regarding required disclosure to enable the chief executive officer and chief financial officer of Motor to make the required certifications under the Exchange Act with respect to such report. Neither Motor, the audit committee of the Motor Board, nor, to the Knowledge of Motor, the Motor auditors, is aware of or has received notification of (i) any significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting of the Motor or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Motor’s internal controls over financial reporting. Motor has not made, or been required to make, any such disclosures to Motor’s auditors.

Section 3.8           Compliance with Law.

(a)           Motor and each Motor Subsidiary is in material compliance and since January 1, 2016 has been in material compliance with all Laws and Orders applicable to Motor or any Motor Subsidiary or any assets owned or used by Motor or any Motor Subsidiary. Neither Motor nor any Motor Subsidiary has received any written communication since January 1, 2016 from a Governmental Entity that alleges that Motor or any Motor Subsidiary is not in material compliance with any such Law or Order.

(b)           Since January 1, 2016, none of Motor, the Motor Subsidiaries, or, to Motor’s Knowledge, any Representatives acting on their behalf, have, directly or indirectly, corruptly offered, promised, paid, authorized or given money or anything of value to any Government Official, for the purpose of: (i) influencing any act or decision of any Government Official; (ii) inducing any Government Official to do or omit to do an act in violation of a lawful duty; (iii) securing any improper business advantage; (iv) inducing any Government Official to influence the act or decision of a Governmental Entity; or (v) for any other corrupt, improper, or illegal purpose, each in order to obtain or retain business for Motor or the Motor Subsidiaries in violation of applicable Anti-Corruption Laws.

Section 3.9            No Undisclosed Liabilities. Except for those liabilities and obligations (a) as reflected in or reserved against in Motor’s most recent consolidated balance sheet included in the Motor Financial Statements (including expressly in the notes thereto) prior to the date of this Agreement (the date of such balance sheet, the “Motor Balance Sheet Date”), (b) incurred in the ordinary course of business consistent with past practice since the date of the most recent consolidated balance sheet of Motor included in the Motor Financial Statements, (c) incurred in connection with the Transactions, (d) incurred under Contracts entered into in the ordinary course of business, or (e) which would not have a Motor Material Adverse Effect, Motor has no Liabilities or obligations of a type required to be reflected on a consolidated balance sheet of Motor prepared in accordance with GAAP.

Section 3.10        Absence of Certain Changes or Events. Since the Motor Balance Sheet Date until the date of this Agreement, there has not occurred, arisen or come into existence any fact, change, event, development or circumstance, or any worsening thereof, which would have a Motor Material Adverse Effect.

Section 3.11         Litigation.

(a)           There is no Proceeding pending or, to the Knowledge of Motor, threatened against Motor, ParentCo or either Merger Sub that would have a Motor Material Adverse Effect.

(b)           None of Motor, ParentCo or either Merger Sub is subject to any outstanding Order that would have a Motor Material Adverse Effect.

Section 3.12        Ownership of Surge Units. Neither Motor nor any of the Motor Subsidiaries owns (beneficially or otherwise) any Surge Units or other Equity Interests in Surge or any options, warrants or other rights to acquire Surge Units or other Equity Interests in Surge (or any other economic interest through derivative securities or otherwise in Surge).

Section 3.13         Ownership of ParentCo and Merger Subs; No Prior Activities.

(a)           ParentCo is (and until the Reincorporation Merger Effective Time will be) a direct, wholly owned Subsidiary of Motor and was formed solely for the purpose of engaging in the Transactions. Each Merger Sub is a direct, wholly owned Subsidiary of ParentCo and was formed solely for the purpose of engaging in the Transactions.

(b)           Except for obligations or liabilities incurred in connection with its incorporation or organization and the Transactions, neither ParentCo nor any Merger Sub has and will not prior to the Closing Date have incurred, directly or indirectly, through any Subsidiary or Affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

Section 3.14         Brokers. Except for Motor’s obligations to J.P. Morgan Securities LLC and BRG Valuation Services, LLC, none of Motor, ParentCo, any Merger Sub nor any of their respective holders of Equity Interests, directors, officers, employees or affiliates, has incurred or will incur on behalf of Motor, ParentCo, either Merger Sub or any Motor Subsidiary, any brokerage, finders’, financial advisory or similar fee in connection with the Transactions.

Section 3.15         Disclosure. None of the information supplied or to be supplied by or on behalf of Motor for inclusion or incorporation by reference in the Form S-4 (including the Joint Proxy and Consent Solicitation Statement/Prospectus), the Surge Equityholder Notices or the Surge Warrant Notice will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading; provided that no representation is made by Motor with respect to statements made or incorporated by reference in the Form S-4 (including the Joint Proxy and Consent Solicitation Statement/Prospectus), the Surge Equityholder Notices or the Surge Warrant based on information supplied by Surge for inclusion or incorporation by reference therein.

Section 3.16         Tax Matters.

(a)           Motor has timely filed (taking into account any extension of time within which to file) all income and other Tax Returns required to have been filed by or with respect to Motor, and all such Tax Returns were and are true, correct and complete in all material respects. Since January 1, 2016, no written claim has been made by a Governmental Entity in a jurisdiction where Motor does not file Tax Returns that Motor is or may be subject to Taxes in such jurisdiction, which claim has not been resolved.

(b)           All Taxes of Motor required to be paid (whether or not shown on any Tax Return) have been timely paid.

(c)           No deficiencies for any material amount of Taxes have been proposed or assessed in writing against Motor by any Governmental Entity except for deficiencies that have since been resolved. Motor (i) is not the subject of any currently ongoing Tax audit or other proceeding with respect to Taxes and (ii) has not waived any statute of limitations in respect of any material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency, which waiver or extension is currently in effect.

(d)           Motor has no Liability for the sharing, indemnification or allocation of material Taxes with another Person (excluding customary Tax indemnification provisions in ordinary-course commercial Contracts not primarily relating to Taxes).

(e)           Motor has no Liability for the Taxes of any Person (other than Taxes of Motor) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law) or as a transferee, successor or by Contract.

(f)            Subject to exceptions as would not be material, Motor has withheld and timely paid to the appropriate Governmental Entity all Taxes required by applicable Law to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, Motor Shareholder or other third party.

(g)           Motor (nor any predecessor of Motor) has not been a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355 of the Code) in a transaction intended to qualify under Section 355 of the Code within the past two years.

(h)           Motor has not entered into any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(i)            There are no Liens with respect to any Taxes on any of the assets of Motor, other than Permitted Liens.

(j)            ParentCo and Motor represent and warrant as of the Closing that they are not subject to any agreement and have no current plan or current intention to (i) cause Motor, ParentCo or Surge to dissolve or liquidate, (ii) cause ParentCo or Motor to merge with each other, (iii) cause Motor to be classified as or convert or merge into an entity disregarded as separate from its owner for federal, state or local Tax purposes, (iv) cause Surge to become a direct or indirect Subsidiary of Motor or merge with Motor or ParentCo, or (v) cause Motor to become a direct or indirect Subsidiary of Surge.

Section 3.17         Reorganization. Neither Motor nor ParentCo has taken or agreed to take any action that is not contemplated by this Agreement and that would reasonably be expected to (a) prevent the Reincorporation Merger from qualifying, for U.S. federal and applicable state and local tax purposes as a transaction described in Section 351, Section 368(a)(1)(A) and Section 368(a)(2)(E) of the Code, or (b) prevent the Combination Merger (together with the Reincorporation Merger) from qualifying for U.S. federal and applicable state and local tax purposes as a transaction described in Section 351 of the Code and the regulations promulgated thereunder, or with respect to the Surge Blockers, a transaction described in Section 368(a)(1)(C) of the Code and the regulations promulgated thereunder.

ARTICLE 4.
COVENANTS

Section 4.1           Conduct of Business by Surge Pending the Closing.

(a)           Surge covenants and agrees that, between the date of this Agreement and the earlier of the Combination Merger Effective Time and the termination of this Agreement in accordance with ARTICLE 6, except as set forth in Section 4.1 of the Surge Disclosure Schedule, as specifically permitted by any other provision of this Agreement or as required by applicable Law, unless Motor otherwise consents thereto in writing (such consent not to be unreasonably withheld or delayed), Surge shall conduct its operations in the ordinary course of business consistent with past practice in all material respects and, to the extent consistent therewith, use commercially reasonable efforts to:

(i)         preserve substantially intact its current business organization,

(ii)        maintain and preserve its assets, properties and business relationships (including employees and material customers and suppliers);

(iii)       preserve and maintain all of the Surge Permits;

(iv)       pay its debts, Taxes and other obligations when due;

(v)        maintain its books and records in accordance with past practice; and

(vi)       comply in all material respects with all applicable Laws.

(b)           Without limiting Section 4.1(a), except as set forth in Section 4.1 of the Surge Disclosure Schedule, as specifically permitted by any other provision of this Agreement or as required by applicable Law, Surge shall not, between the date of this Agreement and the earlier of the Combination Merger Effective Time and the termination of this Agreement in accordance with ARTICLE 6, do any of the following without the prior written consent of Motor:

(i)         Amend the Surge Operating Agreement;

(ii)        issue, deliver, sell, pledge, dispose of, grant, transfer or subject to any Lien, or authorize the issuance, sale, pledge, disposition, grant, transfer or Lien on, any Surge Units, other Equity Interests in Surge, or any other ownership or voting interest in Surge (including, without limitation, any such interest represented by Contract right);

(iii)       sell, pledge, dispose of, transfer, lease, license, sublicense, release claims, grant covenants not to sue or assert or immunities from suit with respect to, assign or subject to any Lien any property or assets of Surge except as required by (i) any Surge Material Contract in effect as of the date of this Agreement and (ii) the sale of inventory in the ordinary course of business;

(iv)       declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof or otherwise) with respect to any of the Surge Units or Equity Interests of Surge, or otherwise make any payments to holders of Equity Interests of Surge in their capacity as such;

(v)        reclassify, adjust, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of the Surge Units or other Equity Interests of Surge;

(vi)       adopt or enter into a plan of complete or partial liquidation or adopt resolutions providing for a complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization or file a petition in bankruptcy or consent to the filing of any bankruptcy petition under any applicable Law;

(vii)      acquire by merging or consolidating with, or by purchasing the assets of, or by any other manner, any business or Person or division thereof, other than purchases of supplies and inventory in the ordinary course of business consistent with past practice;

(viii)     form any Subsidiary;

(ix)       except as set forth in Section 4.1(b)(ix) of the Surge Disclosure Schedule, amend, modify, incur, assume or guarantee any Indebtedness or issue or sell any debt securities (or rights to acquire debt securities) or assume, guarantee or endorse, or otherwise become responsible for the obligations of any Person for Indebtedness;

(x)         make or authorize any capital expenditure or commitments in respect thereof, other than capital expenditures set forth in the budget for 2019 made available to Motor and in accordance therewith;

(xi)       except to the extent required by (A) the existing terms of any Surge Benefit Plan, (B) this Agreement or (C) applicable Law: (1) increase the compensation or benefits payable or to become payable to any employee, consultant, independent contractor or director of Surge (except for increases in annual base salary and target annual bonus opportunity and commission rates for employees of Surge whose total annual compensation is less than or equal to $100,000 in connection with promotions or periodic reviews in the ordinary course of business consistent with past practice), (2) amend any Surge Benefit Plan or establish, adopt, or enter into any arrangement that would be a Surge Benefit Plan if in effect on the date hereof, (3) hire any employee of Surge holding the title of regional sales manager, or a more senior title, other than to fill in the ordinary course of business a currently filled position that becomes vacant, so long as such replacement employee’s aggregate annual compensation and benefits (with applicable adjustments made for periods of employment of less than a full calendar year) are not in excess of the compensation and benefits that are payable to other Surge employees with like or similar titles and experience) or (4) terminate any employee of Surge holding the title of regional sales manager, or a more senior title, other than for cause;

(xii)       make any change in accounting policies, practices, principles or methods, other than as required by GAAP or by applicable Law;

(xiii)      (A) make or change any material Tax election, (B) adopt or change any material Tax accounting method, (C) enter into any closing agreement with a Governmental Entity with respect to Taxes, (D) settle or compromise any claim or assessment in respect of material Taxes or (E) enter into any material Tax sharing or similar agreement;

(xiv)     enter into any Affiliate Transactions or Interests;

(xv)      enter into, transfer, terminate, modify, amend, waive any rights under, or discharge any other party of any obligation under, any Surge Material Contract (other than entering into pricing agreements with customers in the ordinary course of business on terms that are no more favorable than those existing under the HPG PPO Agreement in effect as of the date hereof);

(xvi)      (A) abandon, disclaim, dedicate to the public, sell, assign (in whole or in part), transfer, license, covenant not to sue or grant any security interest in, to or under any Intellectual Property Rights, including failing to perform or cause to be performed all applicable filings, recordings and other acts, or to pay or cause to be paid all required fees and Taxes, to maintain and protect its interest in its Intellectual Property Rights, (B) disclose any confidential Intellectual Property Rights to any Person, other than Surge employees and independent contractors that are subject to a confidentiality or non-disclosure covenant protecting against further disclosure thereof or (C) fail to notify Surge promptly of any infringement, misappropriation or other violation of or conflict with any of Surge’s Intellectual Property Rights which Surge becomes aware, or fail to consult with Motor and take such actions as Motor may reasonably request to protect such Surge Intellectual Property Rights;

(xvii)    enter into any settlement, compromise or release contemplating or involving any admission of wrong doing or misconduct or providing for any relief or settlement other than the payment of money not in excess of $25,000 individually or $75,000 in the aggregate;

(xviii)   make or enter into any Leakage transactions or Leakage payments;

(xix)      commence a Proceeding other than (A) for the routine collection of accounts receivable or (B) in such cases where Surge in good faith determines that failure to commence a Proceeding would result in the material impairment of a valuable aspect of its business, provided that it consults with Motor at least 10 days prior to any filing of such Proceeding;

(xx)       employ (or, to the Knowledge of Surge, use any contractor or consultant that employs) any Person: (A) debarred by the FDA, or excluded from participation in government programs (or subject to any similar sanction of any other applicable Governmental Entity) or (B) who is the subject of an FDA debarment investigation or Proceeding (or similar Proceeding of any other applicable Governmental Entity);

(xxi)      reduce the scope or coverage under any of its insurance policies in effect as of the Surge Balance Sheet Date;

(xxii)     call or hold any meetings of the Surge Unitholders or solicit any written consents of the Surge Unitholders other than the meeting or written consent soliciting the Requisite Surge Unitholder Approval pursuant to the Joint Proxy and Consent Solicitation Statement/Prospectus; or

(xxiii)    authorize or enter into any Contract or otherwise make any commitment, in each case to do any of the foregoing in clauses (i) through (xxii).

Section 4.2           Conduct of Business by Motor Pending the Closing. Motor agrees that between the date of this Agreement and the earlier of the Combination Merger Effective Time and the termination of this Agreement in accordance with ARTICLE 6, except as set forth in Section 4.2 of the Motor Disclosure Schedule, as specifically permitted by any other provision of this Agreement or as required by applicable Law, neither Motor nor ParentCo shall, directly or indirectly, do any of the following without the prior written consent of Surge:

(a)           amend the Motor Governing Documents or the certificate of incorporation or by-laws or similar organizational and governing documents of ParentCo or the Merger Subs in any manner that would reasonably be expected to materially delay, impede or prevent the Transactions or amends the terms of the shares of Motor Common Stock or shares of ParentCo Common Stock in any manner that would reasonably be expected to be adverse in any material respect to the Surge Equityholders;

(b)           declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock;

(c)           reclassify, combine, split, subdivide or amend the terms of, directly or indirectly, any of its capital stock or other Equity Interests, or authorize or propose the issuance of any other securities in lieu of or in substitution for shares of its capital stock or other Equity Interests;

(d)           agree, in writing or otherwise, to take any of the foregoing actions;

(e)           issue, deliver, sell, pledge, dispose of, grant, transfer or subject to any Lien, or authorize the issuance, sale, pledge, disposition, grant, transfer or Lien on, any Equity Interests in Motor or ParentCo, or any other ownership or voting interest in Motor or ParentCo (including, without limitation, any such interest represented by Contract right), other than (i) the issuance of shares of Motor Common Stock upon the exercise of stock options, (ii) the issuance of Equity Interests of Motor (including stock options and restricted shares of Motor Common Stock to employees and other service providers in the ordinary course of business), and (iii) the issuance of shares of Motor Common Stock in a registered offering conducted using Motor’s existing Registration Statement on Form S-3 filed with the SEC; or

(f)            (i) make or change any material Tax election, (ii) adopt or change any material Tax accounting method, (iii) enter into any closing agreement with a Governmental Entity with respect to Taxes, (iv) settle or compromise any claim or assessment in respect of material Taxes or (v) enter into any material Tax sharing or similar agreement.

Section 4.3           Access to Information; Confidentiality.

(a)           From the date of this Agreement to the earlier of the Combination Merger Effective Time and the termination of this Agreement in accordance with ARTICLE 6, Surge shall, and shall cause its directors, officers, employees, accountants, consultants, legal counsel, advisors, agents and other representatives (collectively, the “Surge Representatives”) to: (i) provide to Motor and the Merger Subs and their respective directors, officers, employees, accountants, consultants, legal counsel, advisors, agents and other representatives (the “Motor Representatives”) reasonable access at reasonable times during normal business hours upon reasonable advance written notice to the books and records of Surge, (ii) make the officers of Surge available to Motor and the Motor Representatives, upon reasonable notice and during normal business hours, as Motor or the Motor Representatives shall from time to time reasonably request, and (iii) furnish such information concerning the business, properties and personnel of Surge as Motor or the Motor Representatives may reasonably request for reasonable purposes related to the consummation of the Transactions; provided, however, that no investigation pursuant to this Section 4.3(a) shall affect or be deemed to limit or expand any representation or warranty made by Surge in this Agreement or any of the conditions to the obligations of the Parties under this Agreement; provided, further, that any investigation pursuant to this ARTICLE 4 shall be conducted in such manner as not to interfere unreasonably with the normal operations of Surge’s business; provided, further, that Surge and the Surge Representatives shall not be required to provide access to the books and records of Surge or to furnish information (whether through Surge Representatives or otherwise) if doing so would (A) cause a violation of any obligation of Surge to a third party pursuant to an agreement with a third party to which Surge is a party as of the date of this Agreement (so long as Surge shall have used commercially reasonable efforts to obtain the consent of such third party to such access or furnishing of information), (B) cause a reasonable risk of loss of the attorney-client, work product or similar right, protection or privilege of Surge or (C) constitute a violation of applicable Law; provided that in each case Surge shall use commercially reasonable efforts to provide documents and information (or the contents thereof) to the extent practicable without waiving such privilege or protection or violating such agreement or Law. Each of Motor, ParentCo and each Merger Sub acknowledges that the information provided by Surge and the Surge Representatives to Motor and the Motor Representatives in connection with this Agreement and the Transactions are subject to the terms of the Confidentiality Agreement, dated January 1, 2019, by and between Surge and Motor (the “Confidentiality Agreement”).

(b)       The Representative hereby agrees that it shall, and shall cause its directors, officers, employees, accountants, consultants, legal counsel, advisors, agents and other representatives to treat and hold in strict confidence any Confidential Information and will not use for any purpose, nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Confidential Information without ParentCo’s prior written consent. Notwithstanding the foregoing, the Representative may disclose Confidential Information in the event that the Representative is requested or required to disclose such Confidential Information pursuant to any Law or other legal process; provided that the Representative shall (i) provide ParentCo, to the extent legally permitted, with prompt written notice of such requirement so that the ParentCo or an Affiliate thereof may seek a protective Order or other remedy and (ii) furnish only that portion of such Confidential Information which is legally required to be provided pursuant to the applicable legal process as advised by counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Confidential Information. For purposes hereof, “Confidential Information” means all confidential or proprietary documents and information concerning Motor, ParentCo, Surge or any of their Affiliates (including any information of third parties where Motor, ParentCo, Surge or any of their Affiliates has an obligation to keep such information confidential), in each case obtained by the Representative pursuant to this Agreement.

(c)       Nothing contained in this Agreement will give Motor, ParentCo or either Merger Sub, directly or indirectly, the right to control or direct the operations of Surge prior to the Combination Merger Effective Time. Prior to the Combination Merger Effective Time, Surge will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 4.4        No-Solicitation.

(a)       Other than with Motor and its Affiliates, from and after the date hereof until the earlier of the Combination Merger Effective Time and the termination of this Agreement in accordance with ARTICLE 6, Surge shall not (and shall not authorize or permit any of the Surge Representatives or Affiliates of Surge to) directly or indirectly: (i) solicit, initiate or take any action to facilitate or encourage or induce the making of, submission or announcement of, any inquiries or any proposal or offer from any Person related to an Acquisition Transaction or take any action that could reasonably be expected to lead to any such inquiries or the making of any such proposal or offer from any Person; (ii) other than informing Persons of the existence of this Section 4.4, furnish any information regarding Surge to any Person in connection with or in response to an Acquisition Transaction or an inquiry or indication of interest that could reasonably be expected to lead to an Acquisition Transaction; (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Transaction; (iv) approve, endorse or recommend any Acquisition Transaction; (v) make or authorize any statement, recommendation or solicitation in support of any possible Acquisition Transaction; or (vi) enter into any letter of intent or similar document or any other Contract having a primary purpose of effectuating, or which would effect, any Acquisition Transaction.

(b)       Surge shall promptly (and in any event within two Business Days after receipt thereof) advise Motor in writing of any inquiry or proposal or offer received by Surge or any of the Surge Representatives related to an Acquisition Transaction (an “Acquisition Proposal”) or any request for nonpublic information relating to Surge (including the identity of the Person making or submitting such inquiry, proposal, offer or request, and the terms thereof) that is made or submitted by any Person in connection with an Acquisition Proposal. Surge shall promptly notify Motor in writing of any material modification to any such inquiry, proposal, offer or request related to an Acquisition Transaction.

(c)       Surge shall, and shall cause its Affiliates, the Surge Representatives and the Surge Unitholders to, immediately cease and cause to be terminated any existing discussions with any Person (other than Motor and its Affiliates) that relate to any Acquisition Transaction. Surge will promptly request that each Person (other than Motor and its Affiliates) that has executed, within 12 months prior to the date of this Agreement, a confidentiality, standstill or similar agreement in connection with its consideration of a possible Acquisition Transaction return all confidential information pertaining to Surge heretofore furnished to such Person by or on behalf of Surge.

(d)       Other than with Motor and its Affiliates, from and after the date hereof until the earlier of the Combination Merger Effective Time and the termination of this Agreement in accordance with ARTICLE 6, Surge shall not (and shall not authorize or permit any of the Surge Representatives or Surge’s Affiliates to) enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement constituting or related to, or which requires Surge to abandon, terminate or fail to consummate the Transactions or which is intended to or is reasonably likely to lead to, any Acquisition Proposal or resolve or agree to take any such action.

Section 4.5       Appropriate Action; Consents; Filings. Subject to the terms of this Agreement, Surge and Motor will use their respective commercially reasonable efforts to (a) take, or cause to be taken, appropriate action and do, or cause to be done, those things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the Transactions as promptly as practicable, and (b) obtain from any Governmental Entities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained by Motor or Surge or any of their respective Subsidiaries, or to avoid any action or proceeding by any Governmental Entity; provided, however, that Surge and Motor will cooperate with each other in connection with (i) determining whether any action by or in respect of, or filing with, any Governmental Entity is required, in connection with the consummation of the Mergers and (ii) seeking any such actions, consents, approvals or waivers or making any such filings. Surge and Motor will furnish to each other all information reasonably required or requested in connection with any application or other filing under the rules and regulations of any applicable Law in connection with the Transactions. Surge and Motor will use their respective commercially reasonable efforts to give (or will cause their respective Subsidiaries to give) any notices to third parties, and use, and cause their respective Subsidiaries to use, their commercially reasonable efforts to obtain any third-party consents (i) necessary, proper or advisable to consummate the Transactions or (ii) required to be disclosed in Section 2.4 of the Surge Disclosure Schedule.

Section 4.6        Public Announcements. Each of Surge, Motor, ParentCo and each Merger Sub agrees that prior to the Closing Date no public release or public announcement concerning this Agreement or the Transactions will be issued by or on behalf of any Party without the prior review and approval of Surge and Motor (in each case, which consent will not be unreasonably withheld, delayed or conditioned), except as such public release or public announcement may be required by applicable Law or Governmental Entity to which the relevant Party is subject, in which case the Party required to make the release or announcement will use its commercially reasonable efforts to allow each other Party reasonable time to review and comment on such release or announcement in advance of such issuance and shall consider all such comments reasonably proposed; provided that (a) each of the Parties may make press releases or public announcements concerning this Agreement or the Transactions that consist solely of information previously disclosed in previous press releases or announcements made by a Party in compliance with this Section 4.6 and (b) each of the Parties may make any public statements in response to questions by the press, analysts, investors or analysts or those participating in investor calls or industry conferences, so long as such statements consist solely of information previously disclosed in previous press releases, public disclosures or public statements made by a Party in compliance with this Section 4.6. The initial press release announcing this Agreement, any ancillary agreements and the Transactions shall be in substantially the form mutually agreed upon by Motor and Surge.

Section 4.7        Indemnification of Directors and Officers.

(a)       All rights to exculpation, indemnification or advancements now existing in favor of any member, manager, director or officer of Surge under the Surge Operating Agreement or any other agreement in existence on the date of this Agreement and made available to Motor prior to the date of this Agreement shall survive the Combination Merger and shall continue in effect for a period of not less than six years following the Combination Merger Effective Time.

(b)       For six years from and following the Combination Merger Effective Time, without limiting any additional rights that any Person may have under any Surge Benefit Plan, from and after the Combination Merger Effective Time, ParentCo shall, and shall cause Surviving Surge to, and Surviving Surge shall, indemnify and hold harmless all past and present directors, officers and managers of Surge (the “D&O Indemnified Parties”) (including, without limitation, to the same extent such Persons are required to be indemnified as of the date of this Agreement by Surge pursuant to applicable Law, the Surge Operating Agreement, and indemnification agreements in existence on the date of this Agreement with any D&O Indemnified Party and made available to Motor prior to the date of this Agreement), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including reasonable attorneys’ fees and disbursements (“D&O Claim Expenses”), incurred in connection with, or arising out of, acts or omissions in their capacity as directors, officers or managers of Surge occurring or alleged to have occurred at or prior to the Combination Merger Effective Time, whether asserted or claimed prior to, at or after the Combination Merger Effective Time (including acts or omissions occurring in connection with this Agreement and the Transactions) (a “D&O Claim”). In the event of any such D&O Claim, ParentCo or Surviving Surge shall promptly pay on behalf of or, within 10 Business Days after any request for advancement, advance to each of the D&O Indemnified Parties, in each case to the fullest extent Surviving Surge is so authorized or permitted by applicable Law, as now or hereafter in effect, any D&O Claim Expenses incurred in defending, serving as a witness with respect to or otherwise participating with respect to any D&O Claim in advance of the final disposition of such D&O Claim, including payment on behalf of or advancement to the D&O Indemnified Party of any D&O Claim Expenses incurred by such D&O Indemnified Party in connection with enforcing any rights with respect to such indemnification and/or advancement, in each case without the requirement of any bond or other security, but subject to Surviving Surge’s receipt of a written undertaking by or on behalf of such D&O Indemnified Party to repay such D&O Claim Expenses if it is ultimately determined under applicable Law that such D&O Indemnified Party is not entitled to be indemnified. Notwithstanding the foregoing, the D&O Indemnified Parties as a group may retain only one law firm to represent them with respect to each such D&O Claim unless there is, under applicable standards of professional conduct, a conflict between the positions of any two or more D&O Indemnified Parties. Neither ParentCo nor Surviving Surge shall settle, compromise or consent to the entry of any judgment in any Proceeding or threatened Proceeding (and in which indemnification could be sought by such D&O Indemnified Party hereunder), unless such settlement, compromise or consent includes a full and unconditional release of such D&O Indemnified Party from all liability or potential liability arising out of such Proceeding or such D&O Indemnified Party otherwise consents.

(c)       For six years from and after the Combination Merger Effective Time, ParentCo shall cause Surviving Surge to, and Surviving Surge shall, obtain and fully pay the premium for the benefit of the D&O Indemnified Parties, as of the date of this Agreement and as of the Combination Merger Effective Time, a non-cancellable insurance and indemnification policy from an insurance carrier with the same or better credit rating as Surge’s current director and officer insurance carrier that provides coverage for facts or events occurring on or prior to the Combination Merger Effective Time that are no less advantageous than Surge’s existing policy. The provisions of the immediately preceding sentence will be deemed to have been satisfied if prepaid policies have been obtained by Surge prior to the Combination Merger Effective Time, which policies provide such D&O Indemnified Parties with coverage for an aggregate period of six years with respect to claims arising from facts or events that occurred on or before the Combination Merger Effective Time, including, without limitation, in respect of this Agreement and the Transactions; provided, however, that Surge will not obtain any such prepaid policy if the cost of such policy will exceed 250% of the last annual premium paid prior to the date of this Agreement (such amount, the “Maximum Premium”). If such prepaid policy has been obtained prior to the Combination Merger Effective Time, ParentCo shall cause Surviving Surge to, and Surviving Surge shall, maintain such policies in full force and effect and continue to honor the obligations thereunder. If such prepaid policy is not obtained prior to the Combination Merger Effective Time, ParentCo shall cause Surviving Surge to, and Surviving Surge shall, obtain such a tail policy; provided, however, that if such tail policy cannot be obtained or can be obtained only by paying aggregate annual premiums in excess of the Maximum Premium, ParentCo shall only be required to cause Surviving Surge, and Surviving Surge shall, only be required to, obtain as much coverage as can be obtained by paying an annual premium equal to the Maximum Premium.

(d)       In the event ParentCo or Surviving Surge (i) consolidates with or merges into any other Person and will not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then proper provision will be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, will assume the obligations to the D&O Indemnified Parties set forth in this Section 4.7.

(e)       The obligations under this Section 4.7 will (i) continue, notwithstanding any six-year limitation referred to above, until the final disposition of any action, suit, proceeding or investigation brought or commenced during such six-year period and (ii) not be terminated or modified in such a manner as to adversely affect any D&O Indemnified Party to whom this Section 4.7 applies without the consent of such affected D&O Indemnified Party (it being expressly agreed that the D&O Indemnified Parties are third-party beneficiaries of this Section 4.7).

(f)        The rights of indemnification and to receive advancement of expenses as provided by this Agreement shall not be deemed exclusive of any other rights to which any D&O Indemnified Party may at any time be entitled. No right or remedy herein conferred by this Section 4.7 is intended to be exclusive of any other right or remedy, and every other right and remedy shall be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at Law or in equity or otherwise.

Section 4.8        Motor Agreement Concerning ParentCo and the Merger Subs. Motor agrees to cause ParentCo and each Merger Sub to comply with its obligations under this Agreement.

Section 4.9        Joint Proxy and Consent Solicitation Statement/Prospectus and Form S-4; NASDAQ Listing Matters.

(a)       Surge, Motor and ParentCo shall cooperate in preparing, and ParentCo shall cause to be filed with the SEC as promptly as practicable after the date of this Agreement, (i) a mutually acceptable joint proxy and consent solicitation statement/prospectus relating to the Motor Shareholder Meeting and the solicitation of the Requisite Surge Unitholder Approval by written consent (the “Joint Proxy and Consent Solicitation Statement/Prospectus”) in preliminary form and (ii) a Registration Statement on Form S-4 (together with all amendments thereto, the “Form S-4”) (in which the Joint Proxy and Consent Solicitation Statement/Prospectus will be included as a prospectus) relating to the registration of the shares of ParentCo Common Stock being issued in exchange for the outstanding shares of Motor Common Stock in connection with the Reincorporation Merger and the shares of ParentCo Common Stock being issued as Surge Merger Consideration in connection with the Combination Merger. Each of Motor, ParentCo and Surge shall use commercially reasonable efforts to (A) cause the Form S-4 and the Joint Proxy and Consent Solicitation Statement/Prospectus to comply as to form in all material respects with the applicable requirements of the Securities Act, Exchange Act, the NYBCL, DLLCA and the Nasdaq rules and to respond promptly to any comments of the SEC or its staff, (B) cause the Form S-4 to become effective under the Securities Act as soon after such filing as reasonably practicable and (C) keep the Form S-4 effective as long as is necessary to consummate the Transactions. Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) or mailing the Joint Proxy and Consent Solicitation Statement/Prospectus (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of Motor and ParentCo will (x) provide Surge with a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response) and (y) give reasonable and good faith consideration to all comments reasonably and promptly proposed by Surge and its legal advisors. Each of Motor and ParentCo shall use commercially reasonable efforts to take any other action required to be taken under the Securities Act, the Exchange Act, the NYBCL and the rules of NASDAQ, in connection with the filing and distribution of the Joint Proxy and Consent Solicitation Statement/Prospectus and the Form S-4, and the solicitation of proxies from Motor Shareholders thereunder. Each Party shall advise the other, promptly after it receives notice thereof, of the issuance of any stop order or the suspension of the qualification of the ParentCo Common Stock issuable in connection with the Mergers for offering or sale in any jurisdiction. Each of Parties will use commercially reasonable efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.

(b)       Motor and ParentCo shall use their commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part under applicable Laws and rules and policies of NASDAQ and the SEC to enable the listing of the ParentCo Common Stock on NASDAQ, subject to official notice of issuance. Motor and ParentCo shall also use their commercially reasonable efforts to obtain all necessary state securities Law or “Blue Sky” permits and approvals required to carry out the Transactions; provided that in no event shall Motor be required to qualify to do business in any jurisdiction in which it is not now so qualified or file a general consent to service of process. Surge shall, upon request made in writing, furnish to Motor all information concerning Surge, its directors, officers and (to the extent reasonably available to Surge) Surge Equityholders and such other matters as may be reasonably necessary or advisable in connection with the Form S-4, including obtaining a tax opinion from Surge’s counsel with respect thereto. Each of Motor and Surge shall, upon request made in writing, furnish to the other and their respective counsel such information and representations reasonably requested with respect to giving any opinion with respect to the Transactions.

(c)       Surge shall, upon request made in writing, furnish to ParentCo and Motor all information concerning itself, its directors, officers and (to the extent reasonably available to Surge) holders of Surge Equity Interests and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of Motor, ParentCo or Surge to NASDAQ or any Governmental Entity (including the Form S-4 and the Joint Proxy and Consent Solicitation Statement/Prospectus) in connection with the Combination Merger and the other Transactions to which Surge is a party. In addition, Surge will use its commercially reasonable efforts to provide (i) interim financial statements (including footnotes) that are timely reviewed by Surge’s independent auditor, (ii) management’s discussion and analysis of interim and annual financial statements, (iii) the consent of Surge’s independent auditor to include annual financial statement reports in the Form S-4, (iv) information necessary to prepare selected financial data, and (v) information necessary to enable Motor to prepare required pro forma financial statements and related footnotes, in each case, to the extent reasonably necessary to permit Motor to prepare the Form S-4.

(d)       If at any time prior to the Combination Merger Effective Time any information relating to Surge, or any of its Affiliates, officers or directors, should be discovered by Surge that should be set forth in an amendment or supplement to either of the Form S-4 or the Joint Proxy and Consent Solicitation Statement/Prospectus, so that either of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, Surge shall promptly notify Motor.

Section 4.10     Motor Shareholder Meeting and Surge Written Consent.

(a)       As promptly as reasonably practicable following the effectiveness of the Form S-4, Motor shall, in consultation with Surge, in accordance with applicable Law and the Motor Governing Documents, establish a record date for (and commence a broker search pursuant to Section 14a-13 of the Exchange Act in connection therewith), duly call, give notice of, convene and hold a meeting of the holders of Motor Common Stock (the “Motor Shareholder Meeting”) at which meeting Motor shall seek the Motor Shareholder Approval (such Motor Shareholder Meeting to be held as promptly as reasonably practicable following declaration of effectiveness of the Form S-4 and the clearance of the Joint Proxy and Consent Solicitation Statement/Prospectus by the SEC and the mailing of the Joint Proxy Statement/Prospectus to Motor shareholders of record on the record date established for the Motor Shareholder Meeting). Subject to compliance with applicable Law, Motor shall use its commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part to cause the Motor Shareholder Approval to be received at the Motor Shareholder Meeting or any adjournment or postponement thereof. Notwithstanding anything to the contrary contained in this Agreement, Motor shall be required to adjourn or postpone the Motor Shareholder Meeting (i) to the extent necessary to ensure that any supplement or amendment to the Joint Proxy and Consent Solicitation Statement/Prospectus that is required to be filed and disseminated under applicable Law is provided to Motor’s shareholders or (ii) if, as of the time for which the Motor Shareholder Meeting is scheduled, there are insufficient shares of Motor Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Motor Shareholder Meeting or to obtain the Motor Shareholder Approval; provided, however, that a proxy related to the shares of Motor Common Stock subject to a voting agreement shall be deemed to have been received by Motor for such purpose; provided, however, that unless otherwise agreed to by the Parties, the Motor Shareholder Meeting shall not be adjourned or postponed to a date that is more than 30 days after the date for which the meeting was previously scheduled (it being understood that such Motor Shareholder Meeting shall be required to be adjourned or postponed only once as a result of the circumstances described in the foregoing clauses (i) and (ii) exist); and provided, further, that the Motor Shareholder Meeting shall not be adjourned or postponed to a date on or after two Business Days prior to the Outside Date. Upon written request from Surge, Motor shall promptly provide to Surge all voting tabulation reports relating to the Motor Shareholder Meeting that have been prepared by Motor or Motor’s transfer agent, proxy solicitor or other Representative.

(b)       Concurrently with Motor’s mailing of the Joint Proxy and Consent Solicitation Statement/Prospectus to the Motor Shareholders, Surge shall mail or otherwise deliver the Surge Unitholder Written Consent substantially in the form attached to this Agreement as Exhibit E (the “Surge Unitholder Consent”) and the Joint Proxy and Consent Solicitation Statement/Prospectus to the members of Surge owning Surge Units. As promptly as practicable following the mailing of the Surge Unitholder Consent and Joint Proxy and Consent Solicitation Statement/Prospectus to the members of Surge owning Surge Units, and in any event prior to the convening of the Motor Shareholder Meeting, Surge will deliver to Motor true and complete copies of the Surge Unitholder Consent executed by each Surge Unitholder that is a party to a Surge Support Agreement, as well as any other executed Surge Unitholder Consent that Surge receives.

(c)       Promptly following the date hereof, Surge shall prepare and mail or otherwise deliver to each holder of Surge Warrants any notices required to be provided to holders of Surge Warrants (a “Surge Warrant Notice”). In preparing the Surge Warrant Notice, Surge shall consult with Motor, and prior to mailing or otherwise delivering any Surge Warrant Notice to any holder of Surge Warrants, Surge shall provide Motor with an opportunity to review and comment on such documents (including the proposed final version of such documents).

Section 4.11     Tax Matters.

(a)       Each of the Parties intend that, for all U.S. federal and applicable state and local tax purposes: (i) the Reincorporation Merger shall qualify as a transaction described in Section 351, Section 368(a)(1)(A) and Section 368(a)(2)(E) of the Code, and (ii) the Combination Merger (together with the Reincorporation Merger) shall qualify as a transaction described in Section 351 of the Code and the regulations promulgated thereunder, and, with respect to the Surge Blockers, transactions described in Section 368(a)(1)(C) of the Code and the regulations promulgated thereunder (with the Surge Blocker being treated as participating in an exchange under Code Section 351(a) as contemplated by Revenue Ruling 68-357). Each of the Parties agrees not to, and not permit or cause any of their respective Affiliates to, take or cause to be taken any action that would cause the Reincorporation Merger or the Combination Merger to fail to be treated for U.S. federal and applicable state and local tax purposes in a manner described in this Section 4.11. Each of the Parties agrees that except as otherwise required by applicable Law to file all tax returns and related reports in a manner which is consistent with the intentions described in this Section 4.11.

(b)       The Parties agree that the Surge tax partnership will terminate as of the end of the day on the Closing Date pursuant to Section 708 of the Code. Following the Closing, the Representative shall prepare or cause to be prepared, and file or cause to be filed, all income Tax Returns of Surge required to be filed after the Closing Date with respect to any taxable period ending on or prior to the Closing Date (a “Pre-Closing Tax Period”). The Parties agree that all deductible expenses of Surge arising as a result of the transactions contemplated by this Agreement shall be deducted on the final income Tax Return of Surge for the taxable period ending on the Closing Date to the extent permitted under applicable Law. Without the consent of the Representative (which consent shall not be unreasonably withheld, conditioned or delayed), ParentCo shall not (and shall cause its Affiliates, including Surviving Surge, to not) (a) except as required by Law, amend, file, re-file or otherwise modify any Tax Return of Surge relating to any Pre-Closing Tax Period, (b) enter into any closing agreement with respect to Surge applicable to any Pre-Closing Tax Period, (c) settle any Tax claim or assessment relating to Surge with respect to any Pre-Closing Tax Period, or (d) extend or waive the limitation period applicable to any Tax claim or assessment of Surge with respect to any Pre-Closing Tax Period. ParentCo shall deliver a written notice to the Representative in writing promptly following any demand, claim, or notice of commencement of a claim, proposed adjustment, assessment, audit, examination or other administrative or court proceeding with respect to Taxes of Surge for any Pre-Closing Tax Period for which any Surge Equityholder may reasonably be expected to be liable (including pursuant to Section 7.2) (“Tax Proceeding”) and shall describe in reasonable detail the facts constituting the basis for such Tax Proceeding, the nature of the relief sought, and the amount of the claimed Losses (including Taxes), if any (the “Tax Claim Notice”); provided, however, that the failure to so notify the Representative shall not relieve the Surge Equityholders of any indemnification obligation that they may have except to the extent that they are materially prejudiced thereby. The Representative shall have the right to elect to exercise, at the expense of the Surge Equityholders, control over the handling, disposition, and settlement of any Tax Proceeding, by written notice to ParentCo within 30 days after delivery by ParentCo to the Representative of the Tax Claim Notice; provided, however, that (i) the Representative shall not settle or compromise any Tax Proceeding without the prior written consent of ParentCo (which consent shall not be unreasonably withheld, conditioned or delayed), (ii) ParentCo shall have the right, at its own expense, to participate in the defense of such Tax Proceeding and (iii) the Representative shall have made arrangements reasonably satisfactory to ParentCo to ensure that any resulting Losses arising therefrom are paid by the Surge Equityholders (and not ParentCo or any Affiliate of ParentCo, including Surviving Surge).

(c)       For all purposes under this Agreement, in the case of Taxes that are payable with respect to any period that includes but does not end on the Closing Date (each, a “Straddle Period”), the portion of any such Tax that is allocable to the portion of the period ending on the close of the Closing Date shall be (i) in the case of Taxes that are (x) based upon or related to income or receipts, (y) imposed in connection with the sale or other transfer or assignment of property (real or personal, tangible or intangible), or (z) employment, payroll, social security or other similar Taxes, deemed equal to the amount which would be payable if the taxable year ended on the close of the Closing Date; and (ii) in the case of Taxes imposed on a periodic basis with respect to any assets or otherwise measured by the level of any item (other than income or receipts), deemed to be the amount of such Taxes for the entire period multiplied by a fraction the numerator of which is the number of calendar days in the period ending on the close of the Closing Date and the denominator of which is the number of calendar days in the entire period.

Section 4.12     Section 16 Matters. Prior to the Reincorporation Merger Effective Time, Motor shall take all such steps as may be necessary or appropriate to cause the Transactions, including any dispositions of Motor Common Stock (including derivative securities with respect to such Motor Common Stock) or acquisitions of ParentCo Common Stock (including derivative securities with respect to such ParentCo Common Stock) resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Motor, or who will become subject to such reporting requirements with respect to Motor, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 4.13     Transaction Litigation. Each of Motor and Surge shall promptly notify the other of any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened, against it and/or its directors or officers relating to this Agreement, the other Transaction Documents or any of the Transactions (collectively, “Transaction Litigation”). Each of Motor and Surge shall cooperate with the other in the defense or settlement of any Transaction Litigation, shall give the other Party the opportunity to consult with it regarding the defense or settlement of such Transaction Litigation and shall give the other Party’s advice due consideration with respect to such Transaction Litigation; provided, however, that neither Motor nor Surge shall be obligated to take any of the foregoing actions if taking such action would (i) cause a violation of any obligation of Motor or Surge, as applicable, pursuant to an agreement with a third party to which it is a party as of the date of this Agreement (so long as such Party shall have used commercially reasonable efforts to obtain the consent of such third party to such action), (ii) cause a reasonable risk of loss of the attorney-client, work product or similar right, protection or privilege of such Party or (iii) constitute a violation of applicable Law; provided that in each case Surge shall use commercially reasonable efforts to provide documents and information (or the contents thereof) to the extent practicable without waiving such privilege or protection or violating such agreement or Law. Neither Surge nor Motor shall agree to any settlement of Transaction Litigation without the prior written consent of the other Party (which consent shall not be unreasonably withheld).

Section 4.14     Advice of Changes. Each of Motor, on the one hand, and Surge, on the other hand, shall promptly advise the other of any change or event (i) having or reasonably likely to have a Surge Material Adverse Effect, in the case of Surge, or a Motor Material Adverse Effect, in the case of Motor, or (ii) that it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained in this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

Section 4.15    Termination of Affiliate Transactions or Interests. Prior to the Closing, Surge shall cause the Affiliate Transactions or Interests to be terminated with no further financial obligation following the Closing of Surge; provided that any rights to indemnification and advancement of expenses available to a member, director, manager or officer of Surge in their capacity as such that by their terms survive termination thereunder shall survive such termination.

Section 4.16     Lock-Up of Shares of ParentCo Stock. For a period of 12 months following the Closing Date, no Surge Equityholder who receives equal to or greater than 20,000 shares of ParentCo Common Stock from the Surge Closing Merger Consideration shall, directly or indirectly, without the prior written consent of ParentCo (to be granted or withheld in ParentCo’s sole and absolute discretion) (a) pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of ParentCo Common Stock acquired as Surge Merger Consideration (such shares of ParentCo Common Stock held by such Surge Equityholders, collectively, the “Lock-Up Securities”), (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Lock-Up Securities, whether any such transaction is to be settled by delivery of shares of Lock-Up Securities, in cash or otherwise or (c) publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement relating to any Lock-Up Securities, all in accordance with a Lock-Up Agreement. It is agreed that the proposed distribution by the Surge Blockers of ParentCo Common Stock to their respective direct shareholders pursuant to the liquidation of such Surge Blockers contemplated pursuant to Section 2.16(k) is hereby approved; provided, however, that such direct shareholders, with respect to their allocable portions of such ParentCo Common Stock received in connection therewith, become parties to the Lock-Up Agreement and agree to be subject to the same covenants and restrictions set forth therein (and in this Section 4.16) as a Surge Equityholder.

Section 4.17     Restrictive Legend.

(a)       The certificates representing the shares of Lock-Up Securities shall bear the following legend (it being agreed that if the shares of ParentCo Common Stock are not in certificated form, other appropriate restrictions shall be implemented to give effect to the following):

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CONTRACTUAL RESTRICTIONS ON TRANSFER AND, SUBJECT TO CERTAIN EXCEPTIONS, GENERALLY MAY NOT BE TRANSFERRED OR PLEDGED FOR A PERIOD OF 12 MONTHS AFTER THE CLOSING DATE OF THE TRANSACTIONS CONTEMPLATED BY THAT CERTAIN AGREEMENT AND PLAN OF MERGER, DATED MAY 2, 2019, BY AND BETWEEN MISONIX, INC., NEW MISONIX, INC., MOTOR REINCORP. SUB ONE, INC., SURGE SUB TWO, LLC, SOLSYS MEDICAL, LLC AND GREG MADDEN IN HIS CAPACITY AS THE REPRESENTATIVE.”

(b)       Notwithstanding the foregoing, the holder of any certificate(s) representing the Lock-Up Securities issued to the applicable Surge Equityholders shall be entitled to receive from ParentCo new certificates for a like number of shares of ParentCo Common Stock not bearing such legend (or the elimination or termination of such notations or arrangements) upon the request of such holder at such time as such restrictions are no longer applicable.

Section 4.18     Financing Cooperation.

(a)       Surge shall, and shall cause the Surge Representatives to, in each case, use commercially reasonable efforts to provide to Motor, ParentCo and the Merger Subs (x) all information and documentation in its possession required to satisfy the closing conditions set forth in Section 4 of the Amended Surge Credit Agreement, (y) cooperation reasonably requested by Motor, ParentCo or a Merger Sub in connection with satisfaction of the closing conditions set forth in Section 4 of the Amended Surge Credit Agreement, and (z) at the request of Motor, a customary payoff letter relating to the Surge Receivables Financing Agreement or the consent of Silicon Valley Bank to the Transactions and the amendment to the Surge Credit Facility contemplated by the SWK Commitment Letter, in form reasonably acceptable to Motor.

(b)       Motor, ParentCo and the Merger Subs shall, and shall cause the Motor Representatives to, in each case, use commercially reasonable efforts to provide to Surge (x) all information and documentation in its possession required to satisfy the closing conditions set forth in Section 4 of the Amended Surge Credit Agreement, and (y) cooperation reasonably requested by Surge in connection with satisfaction of the closing conditions set forth in Section 4 of the Amended Surge Credit Agreement.

Section 4.19     Surge Capitalization Infusion. On February 25, 2019 and pursuant to the second closing contemplated by the Series E Purchase Agreement (as defined in the Surge Operating Agreement), Surge issued an additional 5,426,524.8534 Surge Series E Units in consideration of an aggregate of $3,000,000. Prior to the Closing, Surge shall use commercially reasonable efforts to consummate an offering of Surge Units in exchange for not less than $4,000,000 in new capital to Surge (the “Surge Capitalization Infusion”).

Section 4.20     Representative.

(a)       In addition to the other rights and authority granted to the Representative elsewhere in this Agreement, each of the Surge Equityholders hereby to the fullest extent permitted by applicable Law, irrevocably constitutes and appoints the Representative as its true and lawful proxy, attorney, agent and representative to act (provided, however, that the Representative shall have no obligation to the Surge Equityholders to act other than as expressly provided herein), from and after the date hereof and to do any and all lawful things and execute and deliver any and all documents, for, in the name of and on behalf of such Surge Equityholder, and in such Surge Equityholder’s name, place and stead, that may be necessary, convenient or appropriate to facilitate the consummation of the transactions contemplated by this Agreement, including: (i) execution of the documents and certificates pursuant to this Agreement; (ii) receipt of payments under or pursuant to this Agreement and disbursement thereof, as contemplated by this Agreement; (iii) receipt and forwarding of notices and communications pursuant to this Agreement; (iv) administration of the provisions of this Agreement; (v) giving or agreeing to, on behalf of all or any of the Surge Equityholders, any and all consents, waivers, amendments or modifications deemed by the Representative, in his sole and absolute discretion, to be necessary or appropriate under this Agreement and the execution or delivery of any documents that may be necessary or appropriate in connection therewith; (vi) amending this Agreement or any of the instruments to be delivered to Motor or ParentCo pursuant to this Agreement; (vii) (A) disputing or refraining from disputing, on behalf of each Surge Equityholder relative to any Surge Merger Consideration to be received by such Surge Equityholder under this Agreement or any agreements contemplated hereby, any claim made by Motor or ParentCo under this Agreement or other agreements contemplated hereby, (B) negotiating and compromising, on behalf of each such Surge Equityholder, any dispute that may arise under, and exercising or refraining from exercising any remedies available under, this Agreement or any other agreement contemplated hereby and (C) executing, on behalf of each such Surge Equityholder, any settlement agreement, release or other document with respect to such dispute or remedy; (viii) voting the Surge Equityholders’ shares of ParentCo Common Stock that are held in the Escrow Account at any meeting of ParentCo’s shareholders, provided that the Representative shall, without the prior written consent of ParentCo, vote such shares of ParentCo Common stock in the same proportion as the votes cast by all other shares voting on each particular matter at such meeting of ParentCo’s shareholders, and an irrevocable proxy with respect thereto is hereby granted, and (ix) engaging attorneys, accountants, agents or consultants on behalf of the Surge Equityholders in connection with this Agreement or any other agreement contemplated hereby and paying any fees related thereto. Any such actions taken, exercises of rights, power or authority, and any decision or determination made by the Representative consistent herewith, shall to the fullest extent permitted by applicable Law, be absolutely and irrevocably binding on each Surge Equityholder as if such Surge Equityholder personally had taken such action, exercised such rights, power or authority or made such decision or determination in such Surge Equityholder’s individual capacity, and no Surge Equityholder shall have the right to object, dissent, protest or otherwise contest the same.

(b)       Notwithstanding Section 4.20(a), in the event that the Representative is of the opinion that he requires further authorization or advice from the Surge Equityholders on any matters concerning this Agreement, the Representative shall be entitled to seek such further authorization or advice from the Surge Equityholders prior to acting on their behalf. In such event, each Surge Equityholder shall vote in accordance with the pro rata portion of the Surge Merger Consideration payable or paid to such Surge Unitholders in accordance with this Agreement and the authorization of Persons entitled to receive at least a majority of the Surge Merger Consideration shall, to the fullest extent permitted by applicable Law, be binding on all of the Surge Equityholders and shall constitute the authorization of the Surge Equityholders. The appointment of the Representative as each Surge Equityholder’s attorney-in-fact revokes any power of attorney heretofore granted that authorized any other person or persons to represent such Surge Equityholder with regard to the facilitation of the Transactions. The appointment of the Representative is coupled with an interest and shall, to the fullest extent permitted by applicable Law, be irrevocable by each Surge Equityholder in any manner or for any reason. The authority granted to the Representative by this Section 4.20 shall survive and shall not be affected by the death, illness, dissolution, disability, bankruptcy, incapacity or other inability to act of any Surge Equityholder pursuant to any applicable Law. Greg Madden hereby accepts his appointment as the initial Representative.

(c)       The Representative may resign from his position as Representative at any time by written notice delivered to ParentCo and the Surge Equityholders. If there is a vacancy at any time in the position of the Representative for any reason, such vacancy shall be filled by a majority vote in accordance with the method set forth in Section 4.20(b).

(d)       All acts of the Representative hereunder in his capacity as such shall, to the fullest extent permitted by applicable Law, be deemed to be acts on behalf of the Surge Equityholders and not of the Representative individually. Other than as a result of willful misconduct by the Representative, the Representative shall not have any liability for any amount owed to Motor or ParentCo pursuant to this Agreement to the fullest extent permitted by applicable Law. Other than as a result of willful misconduct by the Representative, the Representative shall not be liable to Surge, Motor, ParentCo or the Merger Subs, in his capacity as the Representative, for any liability of a Surge Equityholder or otherwise, or for anything that he may do or refrain from doing in connection with this Agreement to the fullest extent permitted by applicable Law. To the fullest extent permitted by applicable Law, the Representative shall not be liable to the Surge Equityholders, in his capacity as the Representative, for any liability of a Surge Equityholder or otherwise, or for any error of judgment, or any act done or step taken or omitted by him in good faith, or for any mistake in fact or Law, or for anything that he may do or refrain from doing in connection with this Agreement except in the case of the Representative’s willful misconduct. The Representative may seek the advice of legal counsel in the event of any dispute or question as to the construction of any of the provisions of this Agreement or his duties hereunder, and he shall, to the fullest extent permitted by applicable Law, incur no liability in his capacity as the Representative to Motor, ParentCo either Merger Sub, Surge or the Surge Equityholders and be fully protected with respect to any action taken, omitted or suffered by him in good faith in accordance with the advice of such counsel. The Parties acknowledge and agree the Representative shall not by reason of this Agreement have a fiduciary relationship in respect of any Surge Equityholder, and the Parties acknowledge and agree that the Representative’s obligations under this Section 4.20 are solely as a representative of the Surge Equityholders and that the Representative shall, to the fullest extent permitted by applicable Law, have no personal responsibility or liability for any expenses, costs or other liabilities incurred by him in such capacity and the Surge Unitholders (severally, but not jointly, in accordance with the pro rata portion of the Surge Merger Consideration payable or paid to such Surge Unitholders in accordance with this Agreement), shall indemnify and hold the Representative harmless in respect of all such expenses, costs or other liabilities (absent the Representative’s willful misconduct), including the reasonable fees and expenses of any legal counsel retained by the Representative (it being understood by the Parties that the Representative shall be permitted to set off against the Representative Expense Fund in respect of all such amounts).

(e)       The Representative shall not be entitled to any fee, commission or other compensation for the performance of his services hereunder, but shall be entitled to the payment from Surge of all his expenses reasonably incurred as the Representative. In connection with the foregoing, at or prior to the Closing, Surge shall transfer $175,000 (the “Representative Expense Fund”) to an account controlled by the Representative, to be used by the Representative solely to pay expenses incurred by him in his capacity as the Representative. Each Surge Equityholder shall pay to the Representative, on demand, such Surge Equityholder’s share (on a pro rata basis, based on the pro rata portion of the Surge Merger Consideration paid to each Surge Equityholder in accordance with this Agreement) of all expenses incurred by the Representative in excess of the Representative Expense Fund. Upon the release of the Escrow Account, the Representative shall distribute the remaining unused portion of the Representative Expense Fund, if any, to Surviving Surge, by wire transfer of immediately available funds to the account(s) designated in writing by Surviving Surge.

Section 4.21     No Leakage. Surge hereby covenants to Motor and ParentCo that:

(a)       During the period from December 31, 2018 and up to and including the Closing Date, no Affiliated Person has received or benefited from any amount of Leakage; and

(b)       no Affiliated Person has consented to or voted in favor of, through the exercise of any powers or rights it has as director or holder of Equity Interests of Surge (or the failure to exercise any such powers or rights) or the giving of instructions to any director or officer appointed by it, any Leakage to be paid, made or incurred in the period from December 31, 2018 up to and including the Closing Date.

Section 4.22     Financial Statements. As promptly as reasonably practicable following the end of each month and calendar quarter beginning with the month and quarter ending on March 31, 2019, Surge shall provide Motor and ParentCo with Surge’s balance sheet as of the last day of such month and quarter, and a statement of operations and statement of cash flows for such month and quarter. Surge shall provide Motor with a reasonable opportunity to consult with Surge and its representatives, including its independent accountants, from time to time prior to the Closing, with respect to the progress of the preparation of such Surge financial statements. Surge shall use commercially reasonable efforts to cooperate with Motor and ParentCo and permit Motor and ParentCo to use and disclose such Surge financial statements to SWK Funding and Silicon Valley Bank.

Section 4.23     Employee Benefit Matters.

(a)       For the period from the Combination Merger Effective Time until December 31, 2019, ParentCo will provide, or will cause to be provided, to those Persons employed by Surge immediately prior to the Combination Merger Effective Time who continue to be employed by ParentCo or its Subsidiaries (including Surviving Surge) during such period (each individually, a “Continuing Employee” and collectively, the “Continuing Employees”) (i) annual base salary or hourly wage rate, as applicable, and target cash bonus opportunities (excluding, for the avoidance of doubt, any equity based compensation), on terms substantially similar as the total annual base salary or hourly wage rate, as applicable, and target cash bonus opportunities (excluding, for the avoidance of doubt, any equity based compensation and taking account of the difference between ParentCo’s and Surge’s fiscal years), provided to the Continuing Employees by Surge immediately prior to the Combination Merger Effective Time and (ii) other employee benefits on terms substantially similar in the aggregate to the employee benefits (excluding any equity based compensation, defined benefit plans or retiree welfare plans) provided to the Continuing Employees by Surge immediately prior to the Effective Time pursuant to a Surge Benefit Plan listed on Section 2.10(a) of the Surge Disclosure Schedule.

(b)       The Continuing Employees shall be given credit for all service with Surge or any of its ERISA Affiliates, to the same extent as such service was documented as being credited for such purpose by Surge, under all employee benefit plans, programs and policies of ParentCo or its Subsidiaries in which they become participants for purposes of eligibility and vesting (but not for purposes of benefit accrual under any defined benefit pension plan). To the extent applicable, ParentCo or its Subsidiaries shall use commercially reasonable efforts to, with respect to the applicable plan year in which the Closing Date occurs, (i) waive all limitations as to preexisting conditions exclusions and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees under any welfare benefit plans that such employees may be eligible to participate in after the Closing Date, other than limitations or waiting periods that are already in effect with respect to such employees and that have not been satisfied as of the Closing Date under any welfare benefit plan maintained for the Continuing Employees immediately prior to the Closing Date, and (ii) provide each Continuing Employee with credit for any co-payments and deductibles paid prior to the Closing Date in satisfying any applicable deductible or out-of-pocket requirements under any welfare plans that such employees are eligible to participate in after the Closing Date.

(c)       Surge and Motor acknowledge and agree that all provisions contained in this Section 4.23 are included for the sole benefit of the respective parties to this Agreement and will not create any right in any other Person, including any employees, former employees, directors, independent contractors, consultants or any participant in any Surge Benefit Plan or any beneficiary thereof. Furthermore, this Section 4.23 shall not create any right of continued employment of a Continuing Employee.

ARTICLE 5.
CONDITIONS TO CONSUMMATION OF THE MERGER

Section 5.1       Conditions to Obligations of Each Party under this Agreement. The respective obligations of each Party to consummate the Transactions will be subject to the satisfaction or written waiver (to the extent permitted under applicable Law) at or prior to the Reincorporation Merger Effective Time of each of the following conditions:

(a)       (i) no Governmental Entity shall have issued an Order or taken any other action enjoining or otherwise prohibiting the consummation of the Mergers and (ii) there shall be no Law in effect which makes either Merger illegal or prohibits or otherwise prevents the consummation of either Merger.

(b)       The SEC shall have declared the Form S-4 effective and no stop order suspending the effectiveness of the Form S-4 shall have been issued.

(c)       The Motor Shareholder Approval shall have been obtained with respect to the ParentCo Stock Issuance.

(d)       The Requisite Surge Unitholder Approval shall have been obtained.

(e)       The shares of ParentCo Common Stock issuable in connection with the Reincorporation Merger and the Combination Merger shall have been approved for listing on NASDAQ, subject to official notice of issuance.

Section 5.2      Conditions to Obligations of Motor, ParentCo and Each Merger Sub. The obligations of Motor, ParentCo and each Merger Sub to consummate the Transactions will be subject to the satisfaction or written waiver (in whole or in part) at or prior to the Reincorporation Merger Effective Time of each of the following conditions:

(a)       (i) each of the Surge Fundamental Representations shall be true and correct in all respects on and as of the date hereof and on and as of the Closing Date with the same force and effect as if made on and as of such date, except for any representation and warranty that is expressly made as of a specific date or time (which needs only be true and correct as of such date or time), other than the failure of such Surge Fundamental Representations to be true and correct in any de minimis respect and (ii) the other representations and warranties of Surge contained in this Agreement (without giving effect to any references to any Surge Material Adverse Effect or materiality qualifications and other qualifications based upon the concept of materiality or similar phrases contained therein) shall be true and correct in all material respects on and as of the date hereof and on and as of the Closing Date with the same force and effect as if made on and as of such date, except for any representation and warranty that is expressly made as of a specific date or time (which needs only be so true and correct as of such date or time).

(b)       Surge shall have performed and complied in all material respects with the agreements and covenants to be performed or complied with by it under this Agreement at or prior to the Closing.

(c)       Since the date of this Agreement, there shall not have occurred a Surge Material Adverse Effect.

(d)       Surge shall have delivered to Motor a certificate, executed by an executive officer of Surge, dated as of the Closing Date, certifying that the conditions set forth in subsections (a), (b) and (c) of this Section 5.2 have been satisfied.

(e)       Surge shall have delivered to Motor effective as of the Closing an affidavit issued to ParentCo by an officer of Surge as required by Treasury Regulation Section 1.1445- 11T(d)(2) certifying to the matters set forth therein in form and substance reasonably satisfactory to ParentCo.

(f)       Each Employment Agreement shall be in full force and effect.

(g)       Each Lock-Up Agreement shall be in full force and effect.

(h)       Each Non-Compete Agreement shall be in full force and effect.

(i)        The Surge Capitalization Infusion shall have been completed.

(j)        Surge shall have delivered to Motor resignations in form and substance reasonably satisfactory to Motor of the directors and officers of Surge, effective as of the Combination Merger Effective Time.

(k)       Surge shall have delivered to Motor a true, correct and complete digital copy of the contents of the Datasite as of one Business Day prior to the date hereof.

(l)        The amendment to the Surge Credit Facility as contemplated by the SWK Commitment Letter simultaneously closes on the same date that the Combination Merger Effective Time occurs and the new financing to be provided thereunder on such date is funded.

(m)       Either (i) the obligations owing under the Surge Receivables Financing Agreement have been paid in full and the Surge Receivables Financing Agreement and the related loan documents have been terminated, and the Liens granted thereunder released, pursuant to customary payoff letters, Lien terminations and releases and other documents and instruments reasonably acceptable to Motor or (ii) Silicon Valley Bank as lender under the Surge Receivables Financing Agreement has agreed to continue its financing after the Reincorporation Merger Effective Time on terms and conditions acceptable to Motor in its sole discretion.

(n)       The SWAI Agreement shall not have been revoked or otherwise terminated and SWAI shall have delivered to Surge a certificate in form reasonably satisfactory to Motor to the effect that (i) prior to the Closing Date, Surge is not and has not been in breach of the SWAI Agreement and (ii) no event has occurred that would cause the term of the SWAI Agreement to end prior to October 26, 2027.

(o)       No Proceeding shall have been commenced against Motor, ParentCo, or either Merger Sub, which, if determined adverse to Motor, ParentCo or either Merger Sub, would prevent the Closing.

(p)       All consents, authorizations, and approvals from the third parties referred to on Schedule 5.2(p) shall have been duly obtained, made or given and shall be in full force and effect, in each case, in form and substance reasonably satisfactory to Motor, and no such consent, authorization, or approval shall have been revoked.

Section 5.3       Conditions to Obligations of Surge. The obligation of Surge to consummate the Transactions will be subject to the satisfaction or (to the extent permitted under applicable Law) written waiver at or prior to the Reincorporation Merger Effective Time of each of the following conditions:

(a)            (i) each of the Motor Fundamental Representations shall be true and correct on and as of the date hereof and on and as of the Closing Date with the same force and effect as if made on and as of such date, except for any representation and warranty that is expressly made as of a specific date or time (which needs only be true and correct as of such date or time), other than the failure of such Motor Fundamental Representations to be true and correct in any de mimimis respect and (ii) the other representations and warranties of Motor and each Merger Sub contained in this Agreement (without giving effect to any references to any Motor Material Adverse Effect or materiality qualifications and other qualifications based upon the concept of materiality or similar phrases contained therein) shall be true and correct in all material respects on and as of the date hereof and on and as of the Closing Date with the same force and effect as if made on and as of such date, except for any representation and warranty that is expressly made as of a specific date or time (which needs only be so true and correct as of such date or time).

(b)           Each of Motor, ParentCo and the Merger Subs shall have performed and complied in all material respects with the agreements and covenants to be performed or complied with by it under this Agreement at or prior to the Closing.

(c)           Since the date of this Agreement, there shall not have occurred a Motor Material Adverse Effect.

(d)           Surge shall have received a certificate of Motor, executed by an executive officer of Motor, dated as of the Closing Date, certifying that the conditions set forth in subsections (a), (b) and (c) of this Section 5.3 have been satisfied.

ARTICLE 6.
TERMINATION, AMENDMENT AND WAIVER

Section 6.1            Termination. This Agreement may be terminated, and the Mergers contemplated hereby may be abandoned, whether before or after the receipt of Requisite Surge Unitholder Approval or the Motor Shareholder Approval, and at any time prior to the Reincorporation Merger Effective Time:

(a)           by mutual written consent of Motor and Surge;

(b)           by either Surge or Motor, by written notice to the other Party:

(i)         if any Governmental Entity has enacted a Law, issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting either of the Mergers, which Law, Order or other action has become final and nonappealable;

(ii)        if the Mergers are not consummated on or before the date that is six months after the date hereof (the “Outside Date”); provided, however, that the right to termination pursuant to this Section 6.1(b)(ii) shall not be available to any Party whose material breach of any representation, warranty, covenant, or agreement set forth in this Agreement has been the principal cause of, or principally resulted in, the failure of the Mergers to be consummated on or before the Outside Date;

(iii)       if the Motor Shareholder Approval shall not have been obtained at the Motor Shareholder Meeting at which a vote was taken or any adjournment or postponement thereof taken in accordance with this Agreement; or

(iv)       executed Surge Unitholder Contents evidencing the Requisite Surge Unitholder Approval shall not have been delivered to Motor prior to the convening of the Motor Shareholder Meeting;

(c)           by Motor, if: (i) none of Motor, ParentCo or the Merger Subs is in material breach of any of their respective representations, warranties, covenants or agreements set forth in this Agreement; and (ii) Surge is in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement that would render any condition set forth in Section 5.1 or Section 5.2 not to be satisfied, and such breach is either (A) not capable of being cured prior to the Outside Date or (B) if curable, is not cured within the earlier of (1) 15 Business Days after the giving of written notice by Motor to Surge of such breach and (2) two Business Days prior to the Outside Date;

(d)           by Surge, if (i) Surge is not in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement; and (ii) Motor, ParentCo or either Merger Sub is in breach of any of its respective representations, warranties, covenants or agreements set forth in this Agreement that would render any condition set forth in Section 5.1 or Section 5.3 not to be satisfied, and such breach is either (A) not capable of being cured prior to the Outside Date or (B) if curable, is not cured within the earlier of (1) 15 Business Days after the giving of written notice by Surge to Motor of such breach and (2) two Business Days prior to the Outside Date.

Section 6.2            Effect of Termination. In the event of termination of this Agreement by either Surge or Motor as provided in Section 6.1, this Agreement shall, to the fullest extent permitted by applicable Law, forthwith become void and of no effect, and there shall be no liability or obligation on the part of Motor, ParentCo either Merger Sub or Surge or their respective Subsidiaries, officers, managers or directors except (a) with respect to the final sentence of Section 4.3(a), this Section 6.2 and ARTICLE 8 and (b) with respect to any liabilities or damages incurred or suffered by a Party as a result of fraud or willful breach by another Party of any of its representations, warranties, covenants or other agreements set forth in this Agreement prior to such termination. In the event of termination of this Agreement by either Surge or Motor as provided in Section 6.1, each Party, if so requested by any other Party, will return or destroy promptly every document furnished to it by such other Party (or any Affiliate of such other Party or the Surge Representatives or the Motor Representatives, as applicable) in connection with the transactions contemplated by this Agreement, whether so obtained before or after the execution of this Agreement, and any copies thereof (except for copies of documents publicly available) that may have been made, and will use commercially reasonable efforts to cause its Affiliates and the Surge Representatives or the Motor Representatives, as applicable, promptly to return or destroy such documents and any copies thereof any of them may have made.

Section 6.3            Amendment. This Agreement may be amended by Surge, ParentCo, Motor and the Merger Subs at any time prior to the Combination Merger Effective Time, whether before or after the receipt of the Requisite Surge Unitholder Approval; provided, however, that after the receipt of the (a) Requisite Surge Unitholder Approval, no amendment may be made without the further receipt of affirmative vote or written consent of the members of Surge owning more than 55% of the Surge Series E Units owned by all of the holders of Surge Series E Units and identified as “Series E Preferred Members” on Schedule A to the Surge Operating Agreement, voting or consenting separately as a single class, or (b) Motor Shareholder Approval, no amendment may be made which by Law requires further approval of the Motor Shareholders, without such further approval. This Agreement may not be amended except by an instrument in writing signed by the Parties.

Section 6.4       Waiver. At any time prior to the Combination Merger Effective Time, Motor, ParentCo and Merger Sub, on the one hand, and Surge, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any uncured inaccuracies in the representations and warranties of the other contained herein or in any document delivered pursuant hereto and (c) waive compliance by the other with any of the covenants, agreements or conditions contained herein. Any such extension or waiver will be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE 7.
INDEMNIFICATION

Section 7.1       Survival. The Parties, intending to modify the otherwise applicable statute of limitations, agree that (a) the representations and warranties contained in this Agreement shall survive the Closing and shall remain in full force and effect until the Expiration Date, (b) the covenants and agreements contained in this Agreement to the extent they, by their terms, contemplate or provide for performance prior to or at the Closing shall survive the Closing until the Expiration Date and (c) the covenants or other agreements contained in this Agreement which by their terms contemplate performance after the Closing Date shall survive the Closing for the period contemplated by its terms or, if no term is provided, until fully performed. Notwithstanding the foregoing, any claims asserted in good faith with reasonable specificity (to the extent known at such time) and in writing by notice from the non-breaching Party to the breaching Party in accordance with Section 7.3 prior to the expiration date of the survival provided in clauses (a), (b) or (c), as applicable, of this Section 7.1 (the “Survival Period”) shall not thereafter be barred by the expiration of the Survival Period and such claims shall survive until finally resolved.

Section 7.2       Indemnification by Surge Equityholders. From and after the Combination Merger Effective Time and until the Expiration Date, Motor, ParentCo and their respective Affiliates, officers, directors, and stockholders (the “Indemnitees”), shall be indemnified and held harmless by the Surge Equityholders as of the Combination Merger Effective Time (the “Indemnifying Parties”), on a several and not joint basis (except as to the Escrow Amount held in the Escrow Account), for any and all Losses incurred or suffered by, or imposed upon, any of them as a result of, relating to or arising out of any:

(a)       inaccuracy in or breach of any of the representations or warranties of Surge contained in this Agreement (other than the Surge Fundamental Representations) or in any certificate or instrument delivered by or on behalf of Surge pursuant to this Agreement, as of the date such representation or warranty was made or as if such representation or warranty was made on and as of the Closing Date (except for representations and warranties that expressly relate to a specified date, the inaccuracy in or breach of which will be determined with reference to such specified date);

(b)       inaccuracy in or breach of any of the Surge Fundamental Representations, as of the date such representation or warranty was made or as if such representation or warranty was made on and as of the Closing Date (except for representations and warranties that expressly relate to a specified date, the inaccuracy in or breach of which will be determined with reference to such specified date);

(c)       breach or non-fulfillment of any covenant, agreement or obligation to be performed by Surge pursuant to this Agreement;

(d)       claim or allegation made by or on behalf of any current or former holder (or alleged current or former holder) of Equity Interests of Surge or any of its predecessors or assigns in its capacity as such, including any claim or allegation of an inaccuracy in the Allocation Schedule;

(e)       claim or right asserted or held by any Person who is a current officer, director or manager of Surge (against Surge, against Motor, against ParentCo or against any of their Affiliate) of entitlement to indemnification or the reimbursement of expenses in connection with any indemnity claim or any other relief or remedy (under the Surge Operating Agreement, this Agreement, any indemnification agreement or any applicable Law providing for indemnification of directors or officers) with respect to any act or omission on the part of such Person or any event or other circumstance that arose, occurred or existed at or prior to the Combination Merger Effective Time;

(f)       Transaction Expenses of Surge outstanding as of the Combination Merger Effective Time to the extent not paid or satisfied by Surge at or prior to the Combination Merger Effective Time; and

(g)       Any and all Taxes (i) of or imposed on Surge relating to any Pre-Closing Tax Period (including to any “imputed underpayments” (as defined in Section 6225 of the Code) imposed on Surge relating to any Pre-Closing Tax Period) and (ii) of any of the Surge Equityholders for any period.

For all purposes of this Section 7.2, in determining the amount of Losses arising out of, relating to or resulting from a breach or inaccuracy, or allegation by any third party which, if true, would be a breach or inaccuracy (but not whether a breach or inaccuracy has occurred), of a representation, warranty, agreement or covenant contained in or pursuant to this Agreement, the Parties agree that any “Surge Material Adverse Effect,” “materiality” or similar qualifications will be disregarded and each such representation, warranty, agreement or covenant will be read and interpreted without regard to any such qualifier.

Section 7.3       Claims Procedures. For all purposes of this ARTICLE 7: (a) ParentCo is the sole and exclusive Person authorized to act for and bring Liability Claims on behalf of the Indemnitees; and (b) the Representative is the sole and exclusive Person authorized to act for and defend against Liability Claims (including any such claims related to Third Party Claims, as described below) brought by the Indemnitees.

(a)       At any time that the Indemnitee has or claims to have incurred Losses with respect to which the Indemnifying Parties are or may be required to provide indemnification under this Agreement (a “Liability Claim”), ParentCo, on behalf of such Indemnitee shall deliver one or more written notices of such Liability Claim (each, a “Claims Notice”) to the Representative. A Claims Notice will describe the Liability Claim to which it relates with reasonable specificity, indicate the amount (estimated, if necessary and to the extent reasonably feasible) of such Liability Claim that has been paid, suffered, sustained or accrued or is reasonably expected to be paid, suffered, sustained or accrued by the Indemnitee (the “Claim Amount”). To the extent that the Claim Amount is not determinable with reasonable certainty as of the date of delivery of a Claims Notice, ParentCo, on behalf of such Indemnitee may deliver a Claims Notice stating the maximum amount that the Indemnitee in good faith estimates or anticipates that the Indemnitee may pay, suffer, sustain or accrue with respect to the Liability Claim; provided, however, that the provision of an estimated or anticipated amount of Losses will not itself limit the Losses recoverable or recovered by the Indemnitee. A failure by the Indemnitee (or its representative) to give timely, complete or accurate notice as provided in this Section 7.3 will not affect the rights or obligations of the Indemnifying Party except and only to the extent that, as a result of such failure, the Indemnifying Parties were directly and materially damaged as a result of such failure to give timely, complete or accurate notice.

(b)       The Representative may, on behalf of the Indemnifying Parties, object to all or any portion of a Liability Claim set forth in a Claims Notice by delivering written notice to ParentCo (an “Objection Notice”) by 5:00 p.m., Eastern Time, on the date that is the 10th Business Day after receipt by the Representative of the Claims Notice (the “Objection Dispute Deadline”). Such Objection Notice shall describe the grounds for such objection in reasonable detail and set forth the portion of the Claim Amount being disputed (or estimated, if necessary and to the extent reasonably feasible) or specify that the entire Claim Amount is being disputed. If an Objection Notice is not delivered by the Representative to ParentCo prior to the Objection Dispute Deadline, such failure to so object shall, to the fullest extent permitted by applicable Law, be a final, binding and irrevocable acknowledgment by the Indemnifying Parties that the Indemnitee is entitled to be indemnified, defended and held harmless and reimbursed for the Losses set forth in the Claims Notice, in accordance with and subject to the provisions of, this ARTICLE 7, and the Indemnitee shall be entitled to payment in the manner specified in Section 7.5. If an Objection Notice is delivered by the Representative, on behalf of the Indemnifying Parties, to ParentCo prior to the Objection Dispute Deadline, but such Objection Notice states that the Indemnifying Parties are obligated to indemnify, or admits liability, only with respect to a portion of the Losses claimed in the Claims Notice, the Indemnitee shall be entitled to be indemnified, defended and held harmless and reimbursed for the Losses set forth in the Claims Notice for which no objection was made, in accordance with and subject to the provisions of, this ARTICLE 7, and the Indemnitee shall be entitled to payment, in the manner specified in Section 7.5, of the amount of the portion of the Losses set forth in such Claims Notice to which no objection was made.

(c)       If the Representative, on behalf of the Indemnifying Parties, delivers an Objection Notice to ParentCo, by the applicable Objection Dispute Deadline, ParentCo and the Representative shall attempt in good faith to agree upon the rights and obligations of the Indemnitee and Indemnifying Parties with respect to the subject of such Claims Notice. If ParentCo and the Representative should so agree, a memorandum or certificate setting forth such agreement will be prepared and signed by the ParentCo, on behalf of the Indemnitee, and the Representative, on behalf of the Indemnifying Parties, and the Indemnitee shall be entitled to payment in the manner specified in Section 7.5. If no such agreement can be reached after good-faith negotiation within 30 days after the applicable Objection Dispute Deadline, either ParentCo or the Representative may initiate proceedings to resolve such dispute in accordance with Section 8.11. To the extent it is finally determined pursuant to Section 8.11 that Losses are recoverable from the Indemnifying Parties, the Indemnitee shall be entitled to payment of the amount of such Losses in the manner specified in Section 8.11 and such other damages awarded pursuant to Section 8.11.

Section 7.4       Third Party Claims.

(a)       In the event that, subsequent to the Closing, an Indemnitee entitled to indemnification under this Agreement receives notice of the assertion of any claim or of the commencement of any action or Proceeding by any Person who is not a Party or an Affiliate of a Party (a “Third Party Claim”) against such Indemnitee, with respect to which the Indemnifying Party is or is reasonably likely to be required to provide indemnification under this Agreement, ParentCo, on behalf of the Indemnitee, shall give written notice regarding such claim to the Representative within 10 Business Days of ParentCo becoming aware that such Third Party Claim is a claim that the Indemnifying Party is or is reasonably likely to be required to provide indemnification under this Agreement. ParentCo shall have the right in its sole discretion to control the defense of and settle all Third Party Claims; provided that ParentCo may not settle any such Third Party Claim without the consent of the Representative (such consent not to be unreasonably withheld, conditioned or delayed), unless the settlement of any such Third Party Claim contains an unconditional release by the Person or Persons asserting such Third Party Claim in favor of the Indemnifying Parties with respect to such Third Party Claim without requiring payment of any amounts to be paid in connection therewith or imposing any future restrictions on the conduct of the Indemnifying Parties other than obligations of confidentiality. If the Representative consents to any such settlement, neither the Representative nor the Indemnifying Parties will have any power or authority to object to the amount or validity of any claim by or on behalf of the Indemnitee for indemnity with respect to such settlement. Notwithstanding any other provision of this Agreement, any costs and expenses of investigation, settlement and defense, including court costs and attorneys’ fees, incurred or suffered by ParentCo or the Indemnitee in connection with the defense of any Third Party Claim alleging matters that would constitute a breach or inaccuracy of a representation or any other matter specified in Section 7.2, whether or not it is ultimately determined that there was such a breach or inaccuracy, will constitute Losses subject to indemnification under this ARTICLE 7.

(b)       ParentCo shall keep the Representative reasonably advised of the status of such Third Party Claim, on at least a monthly basis (and on a more frequent basis upon the occurrence of material developments, pleadings or events related to such defense), and shall consider in good faith recommendations made by the Representative with respect thereto.

(c)       A failure by ParentCo (on behalf of the Indemnitee) to give timely, complete or accurate notice as provided in this Section 7.4 will not affect the rights or obligations of the Indemnifying Parties except and only to the extent that, as a result of such failure, the Indemnifying Parties were directly and materially damaged as a result of such failure to give timely, complete or accurate notice.

Section 7.5       Indemnification Payments. No later than three Business Days after the determination of any indemnification obligation under Section 7.3 or Section 7.4, the Representative and ParentCo shall provide to the Escrow Agent written instructions to release from the Escrow Account to ParentCo a number of shares of ParentCo Common Stock having a value equal to the amount determined to be owing with respect to such indemnification obligation. For purposes of satisfying amounts that may become due to ParentCo pursuant to this ARTICLE 7, the shares of ParentCo Common Stock in the Escrow Account shall be valued based upon the volume weighted average stock price of ParentCo for the 30 trading days ending on the second Business day prior to the Closing Date.

Section 7.6       Certain Limitations.

(a)       The Indemnifying Parties shall not be liable to the Indemnitees for indemnification under Section 7.2(a) until the aggregate amount of all Losses in respect of indemnification under Section 7.2(a) exceeds $1,000,000 (the “Basket”), in which event the Indemnifying Parties shall be liable for all such Losses in excess of the Basket.

(b)       Absent fraud or intentional breach by the Parties prior to the Combination Merger Effective Time, the aggregate amount of Losses with respect to which the Indemnitees may be entitled under Section 7.2 shall not exceed the Escrow Amount and in no event will any of the Indemnifying Parties be liable for an amount that is greater than the Surge Merger Consideration actually received by such Indemnifying Parties.

(c)       Payments by the Indemnifying Parties pursuant to Section 7.2 in respect of any Loss shall be limited to the amount of any liability or damage that remains after deducting therefrom any insurance proceeds and any indemnity, contribution or other similar payment actually received (or Surviving Surge, Surviving Motor, ParentCo or any of their respective Affiliates) in respect of any such claim.

(d)       Payments by the Indemnifying Parties pursuant to Section 7.2 in respect of any Loss shall be reduced by an amount equal to any Tax benefit actually received by the Indemnitees as a result of such Loss in the year in which the Loss was incurred (such Tax benefit, if any, being determined for such year on a “with or without” basis).

(e)       To the extent required by Law, the Indemnitees shall use their commercially reasonable efforts to mitigate any Losses for which the Indemnitees are entitled to indemnification under Section 7.2, including with respect to submitting to a relevant insurance provider a claim for recovery; provided, that no Indemnitee shall be required to litigate or pursue any other Proceedings against an insurance provider.

(f)       Any Losses for indemnification under Section 7.2 shall be determined without duplication of recovery by reason of the set of facts giving rise to such Losses constituting a breach of more than one representation, warranty, covenant or undertaking, or one or more rights to indemnification.

(g)       Except with respect to those actually awarded and paid on account of a Third Party Claim, in no event shall a Person be liable for any(i) punitive or exemplary damages or (ii) incidental, consequential, special or indirect damages, loss of future revenue or income, loss of business reputation or opportunity, diminution in value or any damages based on any type of multiple, except in the case of clause (ii), to the extent such damages are reasonably foreseeable in connection with the event that gave rise thereto or the matter for which indemnification is sought hereunder.

Section 7.7       Tax Treatment of Indemnification Payments. All indemnification payments made under this Agreement shall be treated by the Parties as an adjustment to the Surge Merger Consideration for Tax purposes, unless otherwise required by applicable Law.

Section 7.8       Exclusive Remedies. Except with respect to any Liabilities or damages incurred or suffered by the Parties as a result of fraud or intentional breach of the Parties prior to the Combination Merger Effective Time, the indemnification rights set forth in this ARTICLE 7, all of which are subject to the terms, limitations, and restrictions of this ARTICLE 7, shall be the sole and exclusive remedy after Closing (other than Section 8.13) for any and all claims arising out of or related to this Agreement or the Transactions (other than with respect to any breach of any Ancillary Document, recoveries under each of which shall be governed under their respective terms), including claims based on any breach of a representation, warranty, covenant, or agreement under this Agreement, and no Person will have any other entitlement, remedy or recourse, whether in contract, tort or otherwise, it being agreed that all of such other remedies, entitlements and recourse are expressly waived and released by the Parties to the fullest extent permitted by applicable Law. The limited remedies provided in ARTICLE 7 and Section 8.13 were specifically bargained for by the Parties and were taken into account by the Parties in arriving at the Surge Merger Consideration and the terms and conditions of this Agreement.

ARTICLE 8.
GENERAL PROVISIONS

Section 8.1        Expenses. All Expenses incurred by the Parties will be borne solely and entirely by the Party which has incurred the same.

Section 8.2        Notices. All notices, reports, records or other communications that are required or permitted to be given to the Parties under this Agreement shall be sufficient in all respects if given in writing and delivered in person, by facsimile, by electronic mail, by overnight courier or by registered or certified mail, postage prepaid, return receipt requested, to the receiving party at the following address:

If to Motor, ParentCo or the Merger Subs, addressed to it at: Misonix, Inc. 1938 New Highway Farmingdale, NY 11735 Attention: Stavros Vizirgianakis Email: svizirgianakis@misonix.com with a copy to (for information purposes only): Jones Day 3161 Michelson Drive, Suite 800 Irvine, CA 92612 Attention: Jonn R. Beeson Email: jbeeson@jonesday.com
If to Surge, addressed to it at: Solsys Medical, LLC 11830 Canon Blvd., Suite A Newport News, VA 23606 Attn: Allan Staley Email: astaley@solsysmedical.com with a copy to (for information purposes only): Greenberg Traurig, P.A. 401 East Las Olas Blvd., Suite 2000 Fort Lauderdale, FL 33301 Attention: Matthew W. Miller Email: millerma@gtlaw.com
If to Representative, addressed to it at: c/o SV Health Investors One Boston Place 201 Washington Street, Suite 3900 Boston, MA 02108 Attn: Greg Madden Email: gmadden@svhealthinvestors.com with a copy to (for information purposes only): Greenberg Traurig, P.A. 401 East Las Olas Blvd., Suite 2000 Fort Lauderdale, FL 33301 Attention: Matthew W. Miller Email: millerma@gtlaw.com or such other address as such Party may have given to the other Parties by notice pursuant to this Section 8.2. Notice shall be deemed given on (a) the date such notice is personally delivered, (b) in the case of a globally recognized express delivery service, on the Business Day that receipt by the addressee is confirmed pursuant to the service’s systems, or (c) immediately when sent by facsimile or electronic mail, prior to 5:00 p.m. (in the time zone of the receiving party) on a Business Day, and when sent outside of such hours, at 9:00 a.m. (in the time zone of the receiving party) on the next Business Day.

Section 8.3       Certain Definitions. For purposes of this Agreement, the term:

“Acquisition Transaction” shall mean any transaction or series of transactions (other than the Combination Merger and the Transactions) involving: (a) any merger, consolidation, share exchange, business combination, issuance of securities, direct or indirect acquisition of securities, recapitalization, tender offer, exchange offer or other similar transaction in which (i) Surge is a constituent corporation or is otherwise involved, (ii) a Person or “group” (as defined in the Exchange Act) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 5% of the outstanding securities of any class of voting securities of Surge, or (iii) Surge issues securities representing more than 5% of the outstanding securities of any class of securities of Surge; (b) any direct or indirect sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or of assets or rights that constitute or account for 5% or more of the net revenues, net income or assets of Surge; or (c) any liquidation or dissolution of Surge.

“Affiliate” or “affiliate” means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person.

“Ancillary Document” means each of the Exchange Agreement, the Escrow Agreement, the Lock-Up Agreements, the Surge Support Agreements, the Employment Agreements, the Non-Compete Agreements and each other agreement, document, certificate and instrument executed by the Parties in connection herewith.

“Business Day” means any day (other than Saturday or Sunday) on which commercial banks banking in the County of New York, New York are not required or permitted by Law to close.

“Code” means the Internal Revenue Code of 1986, as amended.

“Contamination” or “Contaminated” means the presence of Hazardous Materials in, on or under the soil, groundwater, surface water, air or other environmental media to the extent that any Response Action is legally required by any Governmental Entity under any Environmental Law with respect to such presence of Hazardous Materials.

“Contracts” means any contract, agreement, indenture, note, loan, mortgage, bond, license, sublicense, letter of intent, memorandum of understanding, lease or any other legally binding commitment, plan or other arrangement, whether oral or written.

“DLLCA” means the Limited Liability Company Act of the State of Delaware, 6 Del. C. §§ 18-101 et seq.

“Environmental Claim” means any Proceeding, Order, lien, fine, penalty, or, as to each, any settlement or judgment arising therefrom, by or from any Person alleging liability of whatever kind or nature (including liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resources damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from: (a) the presence, Release of, or exposure to, any Hazardous Materials; or (b) any actual or alleged non-compliance with any Environmental Law or term or condition of any Environmental Permit.

“Environmental Laws” means any applicable Law (including legally binding guidance from a Governmental Entity), and any Order or binding agreement with any Governmental Entity or third party: (a) relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human health or safety, the environment or environmentally sensitive areas (including ambient air, soil, surface water or groundwater, or subsurface strata); or (b) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal, investigation, monitoring or remediation of any Hazardous Materials. The term “Environmental Law” includes following (including their implementing regulations and any state analogs): the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401 et seq.; and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651 et seq.

“Environmental Notice” means any directive, notice of violation or infraction, or notice respecting any Environmental Claim relating to actual or alleged non-compliance with any Environmental Law or any term or condition of any Environmental Permit.

“Environmental Permits” means any permit, letter, clearance, consent, waiver, closure, exemption, decision, approval, identification number, license and other authorization required under or issued, granted, given, authorized by or made pursuant to any applicable Environmental Law.

“Equity Appreciation Right” or “EAR” means the grant of an award by Surge representing the right to receive, with respect to each Surge Common Unit subject to the award, the excess of the fair market value of the Surge Common Unit over the base value of such unit, or, with respect to Surge Series F Units, a payment with respect to each Surge Series F Unit subject to the award, equal to the fair market value of the Surge Series F Unit.

“Equity Appreciation Right Agreement” or “EAR Agreement” means that agreement entered into by and between Surge and a holder of an EAR setting forth the terms and conditions of such EAR.

“Equity Interest” means any share, unit, profits interest or equity appreciation right of any Person or capital stock of a corporation, partnership interests of a partnership or membership or limited liability company interests of a limited liability company, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable thereto or therefor.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” shall mean, with respect to any Person, any trade or business, whether or not incorporated, which, together with such Person, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

“Escrow Amount” means 712,886 fully paid, validly issued and nonassessable shares of ParentCo Common Stock.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Expenses” includes all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, experts and consultants to a Party and its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the Transactions, or in connection with other regulatory approvals, any filings with the SEC, any solicitation of stockholder approvals and all other matters related to the Transactions.

“Fully Diluted Motor Share Number” means the sum of (a) the aggregate number of shares of outstanding Motor Common Stock (including shares of Motor Common Stock issuable with respect to restricted stock awards), plus (b) the aggregate number of shares of outstanding Motor Preferred Stock, plus (c) the aggregate number of shares of Motor Common Stock issuable upon exercise of all options to purchase shares of Motor Common Stock, calculated using the treasury share method, and, in each case, using the capitalization of Motor as set forth in Section 3.2.

“GAAP” means generally accepted accounting principles as applied in the United States.

“Government Official” means (a) any official, officer, employee, representative or any person acting in an official capacity for or on behalf of any Governmental Entity, (b) any political party or party official or candidate for political office or (c) any official, officer, employee, representative, or any person acting in an official capacity for or on behalf of any public international organization or any department or agency thereof.

“Governmental Entity” means (a) any national, supranational, federal, state, county, municipal, local or foreign government, or other political subdivision thereof and any entity exercising executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to government, (b) any public international organization (such as the World Bank or the United Nations) and (c) any department, agency, or instrumentality thereof, including any company, business, enterprise or other entity owned or controlled, in whole or in part, by any government, including any court.

“Hazardous Materials” means any substance, material or waste that is or contains asbestos, urea formaldehyde insulation, polychlorinated biphenyls, petroleum or any petroleum-based products or constituents, radon gas, microbiological contamination or related materials or any other substance, material pollutant, contaminant or waste, that is defined, classified, listed or regulated as hazardous under, or requires a Response Action pursuant to, any Environmental Laws.

“HCP” means any Person performing any professional medical, laboratory or research services, nursing services, behavioral health, or other clinical services, including any research investigator, physician, pharmacist, registered nurse, licensed practical nurse, advanced practice nurse, nurse practitioner, certified registered nurse practitioner, physician assistant, healthcare provider, therapist, mental health coach or other similar practitioner that is classified as a health care professional under applicable Law.

“Healthcare Laws” means any and all applicable Laws and Orders relating to the regulation of the health care industry, or to the Manufacture or Promotion of any Product, including to the extent applicable any of the following: (a) Title XVIII of the Social Security Act, 42 U.S.C. §§ 1395 et seq. (the Medicare statute) (b) any joint federal or state health care or health insurance program, including, Title XIX of the Social Security Act, 42 U.S.C. §§ 1396 et seq. (the Medicaid statute); (c) TRICARE, 10 U.S.C. § 1071 et seq.; (d) the Ethics in Patient Referrals Act (42 U.S.C. § 1395nn), the Federal Health Care Program Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the Federal False Claims Act (31 U.S.C. §§ 3729-3733), the Federal Program Fraud Civil Remedies Act (31 U.S.C. §§ 3801-3812), the Federal Anti-Kickback Act of 1986 (41 U.S.C. §§ 8701-8707), the Federal Civil Monetary Penalties Law (42 U.S.C. §§ 1320a-7a and 1320a-7b), the Exclusion Laws (42 U.S.C. § 1320a-7), the Physician Payments Sunshine Act (42 U.S.C. § 1320a-7h), and any similar state laws and regulations; (e) the Health Insurance Portability and Accountability Act of 1996, the Health Information Technology for Economic and Clinical Health Act of the American Recovery and Reinvestment Act of 2009 (as amended and codified at 45 CFR Parts 160, 162 and 164), and their implementing regulations and similar applicable federal and state laws; (f) the licensure, certification, qualification or authority to transact business in connection with the provision of, payment for, or arrangement of, health care services or supplies; (g) billing or claims for reimbursement submitted to insurance companies, health maintenance organizations, other managed care plans, and other third-party or commercial payors, including but not limited to billing and/or reimbursement advice; (h) the Patient Protection and Affordable Care Act (Pub. L. 111-148), as amended by the Health Care and Education Reconciliation Act of 2010 (Pub. L. 111-152); (i) state medical, nursing, pharmacy and other health care professional practice, corporate practice of medicine laws; (j) the United States Federal Food, Drug and Cosmetic Act, 21 U.S.C. § 301 et seq., and the rules, regulations, directives, and guidances promulgated thereunder; (k) the Safe Medical Devices Act of 1990, and the implementing rules, regulations, and guidance documents; (l) the Drug Quality and Security Act, including the Supply Chain Security Act, and the implementing rules, regulations, and guidance documents; (m) the standards of the American Association of Tissue Banks; (n) the National Organ Transplant Act, 42 U.S.C. § 273 et seq.; (o) Laws of any Governmental Entity related to human tissue or tissue bank licenses, registrations, and certifications; (p) the Clinical Laboratory Improvement Amendments of 1988 and 42 C.F.R. Part 493; (q) the federal Controlled Substances Act, its implementing regulations, guidance documents, and state level counterparts; (r) the Federal Trade Commission Act, 15 U.S.C. § 41 et seq. and the rules, regulations and directives promulgated thereunder; and (s) any other state or federal Law, regulation, guidance document, manual provision, program memoranda, opinion letter, or other issuance of any Governmental Entity that regulates kickbacks, fee-splitting, patient or program charges, research, claims submissions, recordkeeping, referrals, the hiring of employees or acquisition of services or supplies from those who have been excluded or debarred from government health care programs, quality, safety, privacy, security, licensure, registration, permitting or any other aspect of providing health care.

“HPG PPO Agreement” means that certain Purchasing Agreement, effective as of April 1, 2019, by and between HealthTrust Purchasing Group, L.P., and Surge.

“Indebtedness” means all (a) indebtedness of Surge for borrowed money; (b) obligations of Surge evidenced by bonds, notes, debentures, letters of credit or similar instruments; (c) obligations of Surge under capitalized leases; (d) obligations in respect of interest rate and currency obligation swaps, hedges or similar arrangements; (e) obligations of Surge to guarantee or otherwise provide collateral or credit support for any of the foregoing types of payment obligations on behalf of any person other than Surge; and (f) the aggregate amount, with respect to any of the foregoing types of payment obligations described in the foregoing clause (a)-(e), of (i) any accrued but unpaid interest on such Indebtedness and (ii) any prepayment penalties, breakage and redemption costs and costs triggered by the execution or consummation of this Agreement or the repayment or redemption (whether voluntary or mandatory) of such Indebtedness in connection with the Transactions.

“Intellectual Property Rights” means any and all intellectual property and industrial property rights of any kind or nature that are protected, created or arising under any Law in any jurisdiction throughout the world, including all such rights in (a) patents and patent applications, disclosures relating thereto (and any patents that issue as a result of those patent applications) and other indicia of invention ownership, and any renewals, reissues, reexaminations, extensions, continuations, continuations-in-part, divisions, substitutions and any other pre-grant and post-grant variations of any of the foregoing, as well as all related or counterparts to any of the foregoing (“Patents”), (b) trademarks, service marks, trade dress, logos, trade names and corporate names and other indicia of source or origin (and all translations, adaptations, derivations and combinations of the foregoing), whether registered or unregistered, and the goodwill associated therewith and symbolized thereby, together with any registrations and applications for registration thereof, (c) copyrights, whether in published or unpublished works, draft or final form, or registered or unregistered, in all types and in all forms of media, and any registrations and applications for registration thereof, (d) rights in software, databases and data collections (including knowledge databases, customer lists and customer databases) under the laws of the United States or any other jurisdiction, whether registered or unregistered, and any applications for registration therefor, (e) trade secrets and other rights in know-how and confidential or proprietary information deriving economic value from the secret nature of the information (“Trade Secrets”), and (f) URLs, Internet domain name registrations, social media account identifiers and any other Internet identity (“Domain Names”).

“IRS” means the United States Internal Revenue Service.

“Knowledge” of a Person means, with respect to Surge, the actual knowledge of each of the individuals set forth on Section 8.3(d) of Surge Disclosure Schedule, and, with respect to the Motor, ParentCo and the Merger Subs, the actual knowledge of each of the individuals set forth on Section 8.3(a) of the Motor Disclosure Schedule.

“Labor Agreement” means any collective bargaining, works council or similar collective labor agreement.

“Law” means any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, executive order, treaty, convention, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

“Leakage” means any of the following, except to the extent they are Permitted Payments: (i) any dividend or distribution declared, paid or made by Surge to any Person; (ii) any redemption or purchase of Equity Interests or return of capital by Surge; (iii) any payments (including management, monitoring, advisory or other fees) made or other economic benefits given by Surge to any Affiliated Person; (iv) any assets transferred to any Surge Representative or Affiliated Person by Surge; (v) any Liability of any Affiliated Person, which is assumed, incurred or indemnified by Surge (excluding any Affiliate Transactions or Interests); (vi) any lending or guaranteeing by Surge of any amount owed by any Affiliated Person, and any waiver or agreement to waive any amount owed to Surge by any Affiliated Person; (vii) any Transaction Expenses; and (viii) the agreement by Surge to do any of the matters or pay any amounts referred to in the foregoing clauses (i) through (vii). For the avoidance of doubt, under no circumstances shall the repayment of the obligations owing under the Surge Receivables Financing Agreement, in accordance with clause (i) of Section 5.2(m), constitute Leakage under this Agreement.

“Liabilities” or “liabilities” means any and all debts, liabilities, guarantees, assurances, commitments and obligations, whether fixed, contingent or absolute, asserted or unasserted, matured or unmatured, liquidated or unliquidated, accrued or not accrued, known or unknown, due or to become due and whenever or however arising.

“Lien” means any lien, mortgage, pledge, conditional or installment sale agreement, encumbrance, restriction, charge, option, lease, right of first refusal, easement, security interest, deed of trust, right-of-way, encroachment, community property interest or other claim or restriction of any nature, whether voluntarily incurred or arising by operation of Law (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Losses” means any and all claims of any kind, damages, judgments, awards, Liabilities, Taxes, losses, obligations, fees, interest, penalties, and costs and expenses, including reasonable fees and expenses of attorneys, auditors, consultants and other agents.

“Manufacture(s)” any or all steps in the recovery, processing, storage, labeling, packaging, distribution, or transportation of any Product.

“Motor Fundamental Representations” means the representations and warranties set forth in Section 3.1, Section 3.2, Section 3.3 and Section 3.14.

“Motor Material Adverse Effect” means any fact, change, event, development, condition, occurrence, circumstance, state of facts or effect that (a) is, or would reasonably be expected to be, individually or in the aggregate, materially adverse to the business, financial condition, assets, liabilities or results of operations of Motor and the Motor Subsidiaries, taken as a whole, or (b) would, individually or in the aggregate, prevent, materially impair or materially delay beyond the Outside Date the ability of Motor to consummate the Mergers or the other Transactions; provided, however, that none of the following will be deemed in themselves, either alone or in combination, to constitute, and that none of the following will be taken into account in determining whether there has been or would reasonably be expected to be, a Motor Material Adverse Effect: (i) any change generally affecting the global economy, financial markets or political, economic or regulatory conditions in any geographic region in which the Motor conducts business; (ii) changes in financial, credit or capital market conditions, including interest rates or exchange rates; (iii) any change generally affecting the industries in which Motor and any Motor Subsidiary operates; (iv) any change primarily caused by the execution, announcement or pendency of the Transactions, including any litigation or any loss or threatened loss of, or disruption or threatened disruption in, the relationship of Motor and the Motor Subsidiaries with respect to their respective customers, employees, labor unions, financing sources, suppliers, strategic partners or similar relationships, in each case, resulting primarily resulting from the execution, announcement or pendency of the Transactions; (v) any change primarily caused by Motor’s compliance with the express terms of this Agreement or actions taken at Surge’s express request pursuant to this Agreement; (vi) acts of war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, sabotage or terrorism or any material worsening of such conditions threatened or existing as of the date of this Agreement; (vii) any hurricane, earthquake, flood, or other natural disasters or acts of God; (viii) changes in Laws after the date hereof; (ix) changes in GAAP after the date hereof; or (x) any failure by Motor to meet any published or internally prepared estimates of revenues, earnings or other economic performance for any period ending on or after the date of this Agreement (it being understood that the facts and circumstances giving rise to such failure may be deemed to constitute, and may be taken into account in determining whether there has been, a Motor Material Adverse Effect to the extent that such facts and circumstances are not otherwise described in clauses (i)-(ix) of this definition); provided, however, that the exceptions in clauses (i) through (iii) and (vi) through (x) will be taken into account for purposes of determining whether there has been or will be, a Motor Material Adverse Effect if such change, effect, event, occurrence or development has had or would reasonably be expected to have a material and disproportionate effect on Motor and the Motor Subsidiaries, as a whole, compared to other companies operating in the industry in which Motor and the Motor Subsidiaries operate.

“Motor Shareholder Approval” means (i) the affirmative vote of at least a majority of the votes cast in respect of the ParentCo Stock Issuance and (ii) the affirmative vote of the holders of two-thirds of the outstanding shares of Motor Common Stock in respect of the adoption of this Agreement and the Reincorporation Merger.

“Motor Stock Plans” means collectively, 2001 Employee Stock Option Plan, 2005 Employee Equity Incentive Plan, 2005 Non-Employee Director Stock Option Plan, 2009 Employee Equity Incentive Plan, 2009 Non-Employee Director Stock Option Plan, 2012 Employee Equity Incentive Plan, 2012 Non-Employee Director Stock Option Plan, 2014 Employee Equity Incentive Plan and 2017 Equity Incentive Plan.

“Motor Stock Price” means the volume weighted average trading price of shares of Motor Common Stock on NASDAQ, calculated to four decimal places and determined without regard to after-hours trading or any other trading outside of the regular trading session trading hours, for the 10 consecutive trading days ending on the third complete trading day prior to (and excluding) the Closing Date as reported by Bloomberg, L.P. (or, if not reported therein, in another authoritative source mutually selected by the Parties).

“NASDAQ” means the NASDAQ Global Market.

“Order” means any injunction, judgment, decree, ruling or other order issued by a Governmental Entity of competent jurisdiction or any Contract settling any actual or threatened Proceeding.

“Permitted Liens” means (i) Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which appropriate reserves are reflected, in accordance with GAAP, on the Surge Balance Sheet, (ii) Liens in favor of vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar liens or other encumbrances arising by operation of Law in the ordinary course of business consistent with past practice for amounts not yet past due and payable, (iii) Liens that do not detract from the value of, and do not interfere with any present or intended use of, such property or assets, in any material respect, and (iv) Liens listed on Section 8.3(a) of Surge Disclosure Schedule.

“Permitted Payments” means: (i) the Transaction Expenses (excluding transfer Taxes) payable to the Persons listed on Section 8.3(b)(i) of the Surge Disclosure Schedule, which shall not exceed $2,000,000 in the aggregate, (ii) payments made as required or expressly permitted by this Agreement, including payments set forth on Section 8.3(b)(ii) of the Surge Disclosure Schedule, (iii) the payments set forth on Section 8.3(b)(iii) of the Surge Disclosure Schedule and (iv) compensation for employment or service as a director made by Surge to any Affiliated Person where such payments are on arm’s-length terms and in the ordinary course of business consistent with past practice.

“Person” or “person” means a natural person, partnership, corporation, limited liability company, legal entity, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.

“Proceeding” means any suit, claim, action, charge, complaint, examination, hearing, arbitration, investigation or other proceeding, whether civil, criminal, administrative or investigative.

“Products” means each of the products designed, manufactured, sold or offered for sale by Surge.

“Profits Interests” means the Surge Series F Units and the profits interests with respect to the Surge Common Units.

“Promotion” means those activities undertaken by any Person for or on behalf of Surge to implement marketing or other plans or strategies aimed at encouraging the use or purchase of any Product.

“Registered Intellectual Property” means all Intellectual Property Rights that are the subject of an application, certificate, filing or registration issued, filed with, or recorded by any Governmental Entity and all Domain Names.

“Release” means any releasing, disposing, discharging, injecting, spilling, leaking, leaching, pumping, dumping, emitting, escaping, emptying or seeping into or upon, any land, soil, surface water, groundwater or air, otherwise entering into the indoor or outdoor environment.

“Requisite Surge Unitholder Approval” means the affirmative vote or written consent of the members of Surge owning more than (a) 55% of the Surge Series E Units owned by all of the holders of Surge Series E Units and identified as “Series E Preferred Members” on Schedule A to the Surge Operating Agreement, voting or consenting separately as a single class, and (b) if the Transactions do not qualify as a Qualified Sale (as defined in the Surge Operating Agreement), 50% of the Surge Common Units, Surge Series A Units, Surge Series B Units, Surge Series C Units and Surge Series D Units, or an aggregate basis, voting or consenting as a single class, in each case, approving this Agreement, the consummation of the Combination Merger and the other Transactions to which Surge is a party and the performance of Surge’s obligations under this Agreement.

“Response Action” means any action taken by any Person to investigate, abate, monitor, remediate, remove, mitigate or otherwise address any violation of Environmental Law by Surge or its Subsidiaries, any Contamination of any property owned, leased or occupied by Surge or its Subsidiaries or any Release by Surge or threatened Release by Surge of Hazardous Materials, including any such action that would be a “response” as defined by the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 (25).

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Subsidiary” or “Subsidiaries” means with respect to any Person, any corporation, limited liability company, partnership or other organization, whether incorporated or unincorporated, of which (a) at least a majority of the outstanding shares of capital stock of, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries or (b) with respect to a partnership, such Person or any other Subsidiary of such Person is a general partner of such partnership.

“Surge Benefit Plans” means all “employee benefit plans” as defined in Section 3(3) of ERISA (whether or not subject to ERISA), all Surge Equity Plans, Profits Interests, Equity Appreciation Rights and all material bonus, stock option, profits interests, stock purchase, equity appreciation rights, restricted stock, stock-based or other equity-based, incentive, retention, profit-sharing, deferred compensation, vacation, paid time off, insurance, medical, welfare, fringe, retirement, retiree medical or life insurance, supplemental retirement, severance, termination or change in control or other benefit plans, programs or arrangements, and all employment, consulting, independent contractor, retention, termination, severance or other contracts or agreements to which Surge is a party, with respect to which Surge has or may have any obligation (including as a result of an ERISA Affiliate) or which are maintained, contributed to or required to be contributed to or sponsored by Surge for the benefit of any current or former employee, equity-holder, consultant, individual independent contractor or director of Surge.

“Surge Blockers” means 1315 Capital Solsys, Inc., a Delaware corporation and a direct member of Surge, and SV-Solsys, Inc., a Delaware corporation and a direct member of Surge.

“Surge Closing Merger Consideration” means the Surge Merger Consideration minus the Escrow Amount.

“Surge Equity Plans” means any equity or equity-based incentive plan or arrangement of Surge.

“Surge Equityholder” means any holder of an Equity Interest of Surge, including any Surge Unitholder and any holder of an EAR.

“Surge Fully-Diluted Units” means (i) the aggregate number of Surge Units outstanding as of immediately prior to the Combination Merger Effective Time, plus (ii) the aggregate number of Surge Units issuable upon the exercise in full of all Surge Warrants for which such holder has exercised immediately prior to the Combination Merger Effective Time, plus (iii) the aggregate number of Equity Appreciation Rights outstanding as of immediately prior to the Combination Merger, plus (iv) the aggregate number of Profits Interests outstanding as of immediately prior to the Combination Merger Effective Time.

“Surge Fundamental Representations” means the representations and warranties set forth in Section 2.1, Section 2.2, Section 2.3, Section 2.16, Section 2.24 and Section 2.29.

“Surge Intellectual Property” means Surge Licensed Intellectual Property and Surge Owned Intellectual Property.

“Surge Licensed Intellectual Property” means the Intellectual Property Rights licensed to Surge.

“Surge Manufacturer” means a third party (including SWAI) that Manufactures any Product.

“Surge Material Adverse Effect” means any fact, change, event, development, condition, occurrence, circumstance, state of facts or effect that (a) is, or would reasonably be expected to be, individually or in the aggregate, materially adverse to the business, financial condition, assets, liabilities or results of operations of Surge, or (b) would, individually or in the aggregate, prevent or materially impair or materially delay beyond the Outside Date the ability of Surge to consummate the Mergers or the other Transactions; provided, however, that none of the following will be deemed in themselves, either alone or in combination, to constitute, and that none of the following will be taken into account in determining whether there has been or would reasonably be expected to be, a Surge Material Adverse Effect: (i) any change generally affecting the global economy, financial markets or political, economic or regulatory conditions in any geographic region in which Surge conducts business; (ii) changes in financial, credit or capital market conditions, including interest rates or exchange rates; (iii) any change generally affecting the industries in which Surge operates; (iv) any change primarily caused by the execution, announcement or pendency of the Transactions, any litigation or any loss or threatened loss of, or disruption or threatened disruption in, the relationship of Surge with respect to their respective customers, employees, labor unions, financing sources, suppliers, strategic partners or similar relationships, in each case, primarily resulting from the execution, announcement or pendency of the Transactions; (v) any change primarily caused by Surge’s compliance with the express terms of this Agreement or actions taken at Motor’s express request pursuant to this Agreement; (vi) acts of war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, sabotage or terrorism or any material worsening of such conditions threatened or existing as of the date of this Agreement; (vii) any hurricane, earthquake, flood, or other natural disasters or acts of God; (viii) changes in Laws after the date hereof; (ix) changes in GAAP after the date hereof; or (x) any failure by Surge to meet any published or internally prepared estimates of revenues, earnings or other economic performance for any period ending on or after the date of this Agreement (it being understood that the facts and circumstances giving rise to such failure may be deemed to constitute, and may be taken into account in determining whether there has been, a Surge Material Adverse Effect to the extent that such facts and circumstances are not otherwise described in clauses (i)-(ix) of this definition); provided, however, that the exceptions in clauses (i) through (iii) and (vi) through (x) will be taken into account for purposes of determining whether there has been or will be, a Surge Material Adverse Effect if such change, effect, event, occurrence or development has had or would reasonably be expected to have a material and disproportionate effect on Surge, compared to other companies operating in the industry in which Surge operates.

“Surge Merger Consideration” means a number of fully paid, validly issued and nonassessable shares of ParentCo Common Stock equal to 5,703,082. For purposes of clarity, such number of ParentCo Common Stock was derived by multiplying (i) the Fully Diluted Motor Share Number determined on the basis of Motor’s representations and warranties in Section 3.2 by (ii) 0.5625, and rounding down to the next whole share.

“Surge Owned Intellectual Property” means the Intellectual Property Rights owned or purported to be owned by Surge.

“Surge Receivables Financing Agreement” means the Loan and Security Agreement dated as of January 22, 2019, between Silicon Valley Bank and Surge.

“Surge Registered Intellectual Property” means all Registered Intellectual Property that is Surge Owned Intellectual Property.

“Surge Unitholders” means holders of Surge Units.

“Surge Warrants” means a warrant to acquire Surge Units or other Equity Interests in Surge.

“SWAI” means Skin and Wound Allograft Institute, Inc., a Virginia limited liability company and Subsidiary of Life Health Net, Inc.

“SWAI Agreement” means that certain Second Amended and Restated Distribution and Supply Agreement, dated October 13, 2017, between SWAI and Surge.

“Tax” or “Taxes” means any and all taxes, levies, duties, tariffs or imposts in the nature of a tax imposed by any Governmental Entity, including, income, franchise, windfall or other profits, gross receipts, premiums, property, sales, use, net worth, capital stock, payroll, employment, social security (or similar), workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, gains tax and license, registration and documentation fees, severance, occupation, environmental, customs duties, disability, real property, personal property, registration, alternative or add-on minimum, escheat/unclaimed property, or estimated tax, including any interest, penalty, additions to tax or additional amounts imposed with respect thereto.

“Tax Return” means any report, return, statement, certificate, claim for refund, election, estimated tax filing, declaration or other document filed or required to be filed with any Governmental Entity with respect to Taxes, including any schedule, information statement or attachment thereto, and including any amendments thereof.

“Transaction Expenses” means without duplication, (i) all fees and expenses of Surge incurred or payable prior to the Combination Merger Effective Time in connection with or arising out of the negotiation, execution and delivery of this Agreement or any Ancillary Document, or relating to or triggered by the planning, structuring, negotiation or consummation of the Transactions, including those of professionals (including investment bankers, attorneys, accountants and other consultants and advisors) retained by or on behalf of Surge that performed services in connection with the Transactions, (ii) any change in control bonus, transaction bonus or similar such bonus to be paid to any current or former employee, director or officer of Surge at or after the Combination Merger Effective Time pursuant to any agreement to which Surge is a party prior to the Combination Merger Effective Time that becomes payable solely as a result of the execution of this Agreement or the consummation of the Transactions (“Sale Bonuses”), (iii) any payroll, social security, unemployment or other Taxes or other amounts required to be paid by Surge or any of its Subsidiaries in connection with any payments made at the Combination Merger Effective Time or Sale Bonuses, (iv) the Representative Expense Fund and (v) transfer Taxes, to the extent provided in Section 8.1.

“Treasury Regulations” means the regulations in force as final or temporary that have been issued by the U.S. Department of Treasury pursuant to its authority under the Code and any successor regulations.

Section 8.4       Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

Term	Definition

AATB	Section 2.17(c)
Acquisition Proposal	Section 4.4(b)
Affiliate Transactions or Interests	Section 2.26
Affiliated Person	Section 2.26
Agreement	Preamble
Amended Surge Credit Agreement	Recitals
Anti-Corruption Laws	Section 2.6(c)
Basket	Section 7.6(a)
Certificate of Combination Merger	Section 1.3(b)
Certificate of Reincorporation Merger	Section 1.2(b)
Claim Amount	Section 7.3(a)
Claims Notice	Section 7.3(a)
Closing	Section 1.1
Closing Date	Section 1.1
Combination Merger	Recitals
Combination Merger Effective Time	Section 1.3(b)
Confidential Information	Section 4.3(b)
Confidentiality Agreement	Section 4.3(a)
Continuing Employee	Section 4.23(a)
Court	Section 8.11(b)
D&O Claim	Section 4.7(b)
D&O Claim Expenses	Section 4.7(b)
D&O Indemnified Parties	Section 4.7(b)
Datasite	Section 8.10
DSS	Section 1.3(b)
Electronic Delivery	Section 8.12
Employment Agreements	Recitals
Escrow Account	Section 1.7(g)(i)
Escrow Agent	Section 1.7(g)(i)
Escrow Agreement	Section 1.7(g)(i)
Exchange Agent	Section 1.7(b)
Exchange Agent Agreement	Section 1.7(b)
Exchange Fund	Section 1.7(b)
Expiration Date	Section 1.7(g)(ii)
Final Allocation Schedule	Section 1.5(a)
Financing	Section 4.18(a)
Form S-4	Section 4.9(a)
Indemnifying Parties	Section 7.2

Term	Definition

Indemnitee	Section 7.2
Insurance Policies	Section 2.18
Initial Allocation Schedule	Section 1.5(a)
Joint Proxy and Consent Solicitation Statement/Prospectus	Section 4.9(a)
Leased Real Property	Section 2.20
Letter of Transmittal	Section 1.7(c)
Liability Claim	Section 7.3(a)
Lock-Up Agreement	Recitals
Lock-Up Securities	Section 4.16
Material Customers	Section 2.23(a)
Material Suppliers	Section 2.23(b)
Maximum Premium	Section 4.7(c)
Merger Sub One	Preamble
Merger Sub Two	Preamble
Merger Subs	Preamble
Mergers	Recitals
Motor	Preamble
Motor Balance Sheet Date	Section 3.9
Motor Board	Recitals
Motor Cancelled Shares	Section 1.5(b)(ii)
Motor Common Stock	Recitals
Motor Disclosure Schedule	ARTICLE 3
Motor Exchange Option	Section 1.6(a)
Motor Financial Statements	Section 3.6(b)
Motor Governing Documents	Section 3.1(c)
Motor Preferred Stock	Section 3.2(a)
Motor Representatives	Section 4.3(a)
Motor Restricted Stock	Section 1.6(b)
Motor SEC Documents	Section 3.6(a)
Motor Shareholder	Section 1.5(b)
Motor Shareholder Meeting	Section 4.10(a)
Motor Stock Option	Section 1.6(a)
Motor Stock-Based Award	Section 1.6(b)
Motor Subsidiaries	Section 3.1(b)
Motor Subsidiary	Section 3.1(b)
Motor Support Agreement	Recitals
Non-Compete Agreements	Recitals
NYBCL	Section 1.2(b)
NYDoS	Section 1.2(b)
Objection Dispute Deadline	Section 7.2(b)
Objection Notice	Section 7.2(b)
Outside Date	Section 6.1(b)(ii)
ParentCo	Preamble
ParentCo Board	Recitals

Term	Definition

ParentCo Common Stock	Recitals
ParentCo Stock Issuances	Recitals
Parties	Preamble
Party	Preamble
Permits	Section 2.6(a)
Pre-Closing Tax Period	Section 4.11(b)
Reincorporation Merger	Recitals
Reincorporation Merger Effective Time	Section 1.2(b)
Remaining Escrow Amount	Section 1.7(g)(ii)
Representative	Preamble
Representative Expense Fund	Section 4.20(e)
Straddle Period	Section 4.11(c)
Superior Court of the State of Delaware	Section 8.11(b)
Surge	Preamble
Surge Balance Sheet	Section 2.7
Surge Balance Sheet Date	Section 2.7
Surge Board	Recitals
Surge Capitalization Infusion	Section 4.19
Surge Cancelled Units	Section 1.5(c)(ii)
Surge Common Units	Section 2.2(a)
Surge Credit Agreement	Recitals
Surge Data	Section 2.15(f)
Surge Data Protection Program	Section 2.15(f)
Surge Disclosure Schedule	ARTICLE 2
Surge Equityholder Notices	Section 4.10(b)
Surge Financial Statements	Section 2.7
Surge IT Systems	Section 2.15(g)
Surge Material Contract	Section 2.12(a)
Surge Operating Agreement	Section 2.1(d)
Surge Permits	Section 2.6(a)
Surge Representatives	Section 4.3(a)
Surge Series A Units	Section 2.2(a)
Surge Series B Units	Section 2.2(a)
Surge Series C Units	Section 2.2(a)
Surge Series D Units	Section 2.2(a)
Surge Series E Units	Section 2.2(a)
Surge Series F Units	Section 2.2(a)
Surge Support Agreement	Recitals
Surge Unitholder Consent	Section 4.10
Surge Units	Section 2.2(a)
Surge Warrant Notice	Section 4.10(c)
Survival Period	Section 7.1
Surviving Motor	Recitals
Surviving Surge	Recitals
Surviving Surge Operating Agreement	Section 1.3(d)

Term	Definition

SWAI Licensed Intellectual Property	Section 2.15(a)
SWK Commitment Letter	Recitals
SWK Funding	Recitals
Tax Claim Notice	Section 4.11(b)
Tax Proceeding	Section 4.11(b)
Third Party Claim	Section 7.4(a)
Transaction Litigation	Section 4.13
Transactions	Recitals
Unresolved Claims	Section 1.7(g)(ii)
United States District Court for the District of Delaware	Section 8.11(b)

Section 8.5        Headings. The headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement.

Section 8.6       Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by reason of any rule of Law or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

Section 8.7       Entire Agreement. This Agreement, together with the Schedules, Exhibits, the Motor Disclosure Schedule and the Surge Disclosure Schedule, the Confidentiality Agreement and the other documents delivered pursuant hereto constitute the entire agreement of the Parties and supersede all prior agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof.

Section 8.8       Parties in Interest. This Agreement will be binding upon and inure solely to the benefit of each Party and their respective successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or will confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement except for the D&O Indemnified Parties and the Indemnitees.

Section 8.9       Assignment. Except for an assignment to the lender or agent as contemplated by the SWK Commitment Letter, this Agreement shall not be assigned by operation of law or otherwise by (i) any of Motor, ParentCo, Merger Sub One or Merger Sub Two, without the prior written consent of Surge (prior to the Combination Merger Effective Time) or the Representative (from and after the Combination Merger Effective Time), as applicable, (ii) by Surge without the written consent of Motor and ParentCo (prior to the Combination Merger Effective Time) or the Representative (from and after the Combination Merger Effective Time), as applicable, or (iii) by the Representative (except in accordance with Section 4.20) without the written consent of Motor and Surge.

Section 8.10    Mutual Drafting; Interpretation. Each Party has participated in the drafting of this Agreement, which each Party acknowledges and agrees is the result of extensive negotiations between the Parties. If an ambiguity or question of intent or interpretation arises, to the fullest extent permitted by applicable Law, this Agreement will be construed as if drafted jointly by the Parties, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any provision. For purposes of this Agreement, whenever the context requires: the singular number will include the plural, and vice versa; the masculine gender will include the feminine and neuter genders; the feminine gender will include the masculine and neuter genders; and the neuter gender will include masculine and feminine genders. As used in this Agreement, the words “include” and “including,” and variations thereof, will not be deemed to be terms of limitation, but rather will be deemed to be followed by the words “without limitation.” Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits, Annexes and Schedules to this Agreement. All references in this Agreement to “$” are intended to refer to U.S. dollars. Except as otherwise expressly provided herein, any Law defined or referred to herein will refer to such Law as amended and the rules and regulations promulgated thereunder. Unless otherwise specifically provided for herein, the term “or” will not be deemed to be exclusive. The words “made available” mean, as it relates to documents or other materials, that the subject documents or other materials were either (i) included in and available in the “Project Power” online datasite hosted by Intralinks (the “Datasite”) at least one Business Day prior to the date hereof.

Section 8.11     Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a)       Except to the extent that a particular issue arising under this Agreement with respect to Motor, ParentCo or Merger Sub One requires application of the Laws of the State of New York pursuant to the “internal affairs doctrine,” this Agreement will be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to laws that may be applicable under conflicts of laws principles (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware, and any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, in any way relating to this Agreement or any of the transactions contemplated by this Agreement shall also be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any choice of Law or conflict of Laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

(b)       To the fullest extent permitted by applicable Law, each of the Parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, to the extent that the Court of Chancery of the State of Delaware is found to lack jurisdiction, then the Superior Court of the State of Delaware or, to the extent that both of the aforesaid courts are found to lack jurisdiction, then the United States District Court of the District of Delaware (collectively with any appellate courts thereof, the “Courts”), in any action, suit or proceeding directly or indirectly arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or to interpret, apply or enforce this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such action, suit or proceeding except in such court, (ii) agrees that any claim in respect of any such action, suit or proceeding may be heard and determined in such court, (iii) waives any objection which it may now or hereafter have to the laying of venue of any such action, suit or proceeding in any such court and (iv) waives the defense of an inconvenient forum to the maintenance of such action, suit or proceeding in any such court. To the fullest extent permitted by applicable Law, each of the Parties agrees that a final judgment in any such action, suit or proceeding will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to service of process in the manner provided for notices in Section 8.2 or in any other manner permitted by applicable Law.

(c)       EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY OR TO INTERPRET, APPLY OR ENFORCE THIS AGREEMENT OR THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (iii) IT MAKES SUCH WAIVERS VOLUNTARILY AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.11(C).

Section 8.12    Counterparts; Electronic Delivery. To the fullest extent permitted by applicable Law, this Agreement and any document or certificate related to the Transactions may be executed and delivered, including by e-mail of an attachment in Adobe Portable Document Format or other file format based on common standards (“Electronic Delivery”), in any number of counterparts, and by the Parties in separate counterparts, each of which when executed and delivered will be deemed to be an original but all of which taken together will constitute one and the same agreement. Any such counterpart, to the extent delivered using Electronic Delivery will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. To the fullest extent permitted by applicable Law, no Party will raise the use of Electronic Delivery to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery as a defense to the formation of a contract, and each such Party forever waives any such defense, except to the extent that such defense relates to lack of authenticity.

Section 8.13    Specific Performance. The Parties acknowledge and agree that (a) irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and (b) monetary damages would both be incalculable and an insufficient remedy for such failure or breach. It is accordingly agreed that, in addition to any other remedy they are entitled to at law or in equity, the Parties shall, to the fullest extent permitted by applicable Law, be entitled to specific performance and the issuance of immediate injunctive and other equitable relief to prevent breaches of this Agreement and to specifically enforce the terms and provisions hereof in any court referred to in Section 8.11(b), without the necessity of proving the inadequacy of money damages as a remedy, and, to the fullest extent permitted by applicable Law, the Parties further waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which they are entitled at Law or in equity. Each Party further agrees, to the fullest extent permitted by applicable Law, that in the event of any action for specific performance in respect of such breach or violation, it will not assert the defense that a remedy at law would be adequate or that the consideration reflected in this Agreement was inadequate or that the terms of this Agreement were not just and reasonable.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, Motor, ParentCo, Merger Sub One, Merger Sub Two, Surge and the Representative have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

MISONIX, INC.

By:	/s/ Stavros Vizirgianakis
Name:	Stavros Vizirgianakis
Title:	Chief Executive Officer

NEW MISONIX, INC.

By:	/s/ Stavros Vizirgianakis
Name:	Stavros Vizirgianakis
Title:	President

MOTOR REINCORP. SUB ONE, INC.

By:	/s/ Stavros Vizirgianakis
Name:	Stavros Vizirgianakis
Title:	President

SURGE SUB TWO, LLC

By:	/s/ Stavros Vizirgianakis
Name:	Stavros Vizirgianakis
Title:	President of New Misonix, Inc. the sole member of Surge Sub Two, LLC

SOLSYS MEDICAL, LLC

By:	/s/ Allan Staley
Name:	Allan Staley
Title:	Chief Executive Officer

GREG MADDEN

By:	/s/ Greg Madden
Name:	Greg Madden

[Signature Page to Agreement and Plan of Merger]